Exhibit 99.3

AMARIN CORPORATION PLC

Capitalizing on lipid science expertise to treat cardiovascular disease

2008 ANNUAL REPORT

Capitalizing on lipid science

Hypertriglyceridemia, a lipid disorder involving high blood levels of triglycerides, is recognized as an independent risk factor in cardiovascular disease. It is estimated that as many as 28 million people in the U.S. alone have elevated blood triglyceride levels.

Amarin is developing AMR101, a prescription grade Omega-3, for the treatment of hypertriglyceridemia and related indications in cardiovascular disease.

Amarin Corporation plc

Amarin is a clinical-stage biopharmaceutical company with a focus on cardiovascular disease. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 products in treating cardiovascular disease.

Amarin's lead candidate in cardiovascular disease is AMR101, a prescription grade Omega-3 product comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA). AMR101 is entering Phase 3 clinical studies for the treatment of very high triglycerides and for the treatment of high triglycerides in patients with mixed dyslipidemia under Special Protocol Assessment agreements with the U.S. Food and Drug Administration. Research into other related cardiovascular indications is being planned. The pipeline also includes potential next generation candidates, currently under evaluation for preclinical development.

Candidate	Indication	Pre-Clinical	Phase 1	Phase 2	Phase 3

AMR 101	Very high triglycerides

High triglycerides in mixed dyslipidemia

Follow-ons	Cardiovascular

2010:

Amarin also has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, all of which are available for partnering.

Amarin has facilities in Dublin, Ireland and Mystic, Connecticut.  Amarin is listed in the U.S. on the NASDAQ Capital Market (ticker: AMRN).

TO OUR SHAREHOLDERS

It is my pleasure to report to you on the tremendous progress we made recently in repositioning Amarin for value creation. We refocused the Company on drug development for cardiovascular disease in order to take advantage of AMR101, which we believe is a near term and high value development opportunity. We recapitalized the Company through a very successful fund raising despite the unprecedented challenging economic environment, specifically for the capital markets.

Recently we announced a new and exciting strategic direction for Amarin, which sees us focus on developing drugs for cardiovascular disease. The prioritization of our cardiovascular programs, particularly AMR101 for hypertriglyceridemia, is based on a number of important considerations:

• it capitalizes on our internal lipid science expertise

• it leverages investments made to date on AMR101in preclinical and clinical studies that have shown AMR101 to have an excellent safety and tolerability profile

• it benefits from the established efficacy of Omega-3 products, and particularly EPA, in reducing triglyceride levels and providing benefits for treating cardiovascular disease, as demonstrated in multiple epidemiological studies and clinical trials around the world

• finally it provides us with a near term Phase 3 product candidate that targets a billion dollar market opportunity.

AMR101

AMR101 (ultra-pure ethyl-EPA), our lead development candidate, is a prescription grade Omega-3 product which we are developing for the treatment of hypertriglyceridemia and related cardiovascular indications.

We have secured Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA) for the Phase 3 clinical studies of AMR101 in the treatment of very high triglycerides and for the treatment of high triglycerides in patients with mixed dyslipidemia, providing us with clarity on the regulatory path forward.

LARGE TARGET MARKETS

Hypertriglyceridemia is a condition in which patients have high blood levels of triglycerides and is recognized as an independent risk factor for cardiac disease. It is one component of a range of lipid disorders collectively referred to as dyslipidemia. As the treatment of dyslipidemia evolves, medical experts now advocate that attention be focused on triglyceride levels. Hypertriglyceridemia does not usually occur in isolation but often together with elevated cholesterol. These mixed dyslipidemia states require combination therapy with other products such as statins.

‘100 million people with dyslipidemia in the U.S. and annual drug treatments of over $20 billion’

The overall dyslipidemia population in the U.S. is believed to be in excess of 100 million, with annual drug treatments in the U.S. for this population now surpassing $20 billion.

Global annual sales of prescription Omega-3 products now exceed a billion dollars and are expected to grow into a multi-billion dollar market in the coming years. Growth is being driven by a combination of strong safety and tolerability combined with established therapeutic benefit in treating cardiovascular disease.

Currently there is only one FDA - approved, prescription-grade, Omega-3 product, known as Lovaza (Omacor in Europe). Marketed by GlaxoSmithKline, Lovaza which consists predominantly of the Omega-3 esters EPA and DHA, was launched in the U.S. in 2005. U.S. sales of Lovaza in 2008 were $540 million, which represented a pro-forma annual growth rate of 70% making it one of the fastest growing products in the sector with analysts predicting that the Lovaza/Omacor brands will become a multi-billion dollar franchise.

Our cardiovascular program also comprises potential next generation candidates under evaluation for pre-clinical development.

ENHANCED R&D TEAM

We recently opened our new research and development facility in Mystic, Connecticut. From this new location the Company has built a team of R&D professionals with significant experience in successfully developing new drugs.

The opening of the new office and the build out of our team reflects our commitment to the cardiovascular programs and will enhance our ability to continue attracting leading experts in the U.S. to our team.

 In addition to these appointments, we have formed a Cardiovascular Advisory Group consisting of leading scientists in the field of cardiovascular disease research and development. The Advisory Group provides scientific, clinical and strategic input to Amarin’s cardiovascular disease programs.

BUSINESS DEVELOPMENT

The repositioning of the Company expands our opportunities for potential partnering. We believe that the significant prescriber population requires an experienced cardiovascular partner to capitalize on the opportunity that AMR101 represents. We will be seeking to expand our discussions with potential partners following the commencement of our Phase 3 trials.

With the prioritization of the cardiovascular programs, and corresponding allocation of personnel and financial resources to those programs, we will now seek to partner our CNS pipeline.

In addition to realigning our development pipeline, we successfully recapitalized the Company with a total $100 million raised in 2008 and 2009, which provides the financial underpinning to bring us to several key milestones. The financing was supported by several new healthcare-focused institutional investors who share our vision for Amarin and are confident that as we execute to our plan, we will create significant value for the Company and its shareholders.

In addition to their financial support, several of these new investors have joined our Board of Directors, including Dr. James Healy of Sofinnova Ventures, Dr. Carl Gordon of OrbiMed Advisors LLC, Dr. Joseph Anderson of Abingworth LLP and Dr. Manus Rogan of Fountain Healthcare Partners.

We were fortunate to have raised significant funding when we did, as the current market conditions have made it extremely challenging for companies to do so.

We now look forward with confidence to a number of important events in front of us, including the commencement of the AMR101 Phase 3 clinical trials, the generation of preclinical results from our next generation candidates, and the advancement of our partnering activities for both the cardiovascular and CNS opportunities.

We continue to believe that the combination of our experienced management team, lipid science expertise and promising pipeline make Amarin an attractive investment opportunity in both the near and long term.

I would like to thank our employees and advisors for their dedication and expertise during this transformational period at the Company. I would also like to thank our shareholders for their continued support and look forward to an exciting time ahead for Amarin.

Sincerely,

Thomas Lynch
Chairman
November 2009

The town of Mystic was founded in 1654, and quickly rose to prominence as a shipbuilding center during the clipper ship era. Nowadays, Mystic is easily accessible from New York City, Boston and other prominent cities along the eastern seaboard of the U.S.

Amarin’s new research and development facility has been established in Mystic, Connecticut. The office is responsible for the development of Amarin’s cardiovascular disease programs. From this new location the Company has established a world-class product development team.

Amarin Corporation plc

Annual Report and Accounts

For the year ended 31 December 2008

Registered number: 2353920

Amarin Corporation plc

Annual Report and Accounts

for the year ended 31 December 2008

Contents

Page

Introduction	2
Directors’ report	3-22
Remuneration report	23-27
Statement of directors’ responsibilities	28
Independent auditors’ report to the members of Amarin Corporation plc	29-30
Consolidated income statement	31
Balance sheets	32
Statements of changes in equity	33-34
Cash flow statements	35
Notes to the financial statements	36-99

INTRODUCTION

This document comprises the annual report and accounts of Amarin Corporation plc (NASDAQCM: AMRN) for the year ended 31 December, 2008 in accordance with UK requirements.

As used in this annual report, unless the context otherwise indicates, the terms “Group”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Also, as used in this annual report, unless the context otherwise indicates, the term “Company” refers to Amarin Corporation plc, the parent company of the Group. Laxdale Limited, a company which we acquired in October 2004 and is now known as Amarin Neuroscience Limited, may be referred to herein as “Amarin Neuroscience” or “Laxdale.” Ester Neurosciences Limited, a company which we acquired in December 2007 may be referred to herein as “Ester Neurosciences” or “Ester”.

Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value 50 pence per share, the term “Preference Shares” refers to our authorised preference shares, par value 5 pence per share and the term “Series A Preference Shares” refers to our Series A Preference Shares, par value 50 pence per share. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our one-for-ten Ordinary Share consolidation effective on 17 July, 2002 whereby ten Ordinary Shares of 10 pence each became one Ordinary Share of £1.00 each, to the subsequent sub-division and conversion of each issued and outstanding Ordinary Share of £1.00 each on 21 June, 2004 into one Ordinary Share of 5 pence and one deferred share of 95 pence (and the subsequent purchase by the Company and cancellation of all such deferred shares) and each of the authorised but unissued Ordinary Shares of £1 each in the capital of the Company into 20 Ordinary Shares of 5 pence each and to our one-for-ten Ordinary Share consolidation effective on 18 January, 2008 whereby ten Ordinary Shares of 5 pence each became one Ordinary Share of 50 pence each.

In addition, as used in this annual report, the term “Debentures” refers to our 8% Convertible Debentures due 2010 which were issued on 6 December, 2007 in connection with the financing of our acquisition of Ester. These debentures were redeemed in full in May 2008.

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to U.K. currency, references to “U.S. Dollars”, “$” or “US$” are to U.S. currency, references to “euro” or “€” are to Euro currency and references to “New Israeli Shekel”, “NIS” or “shekel” are to Israeli currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

Nanocrystal®, which during the fiscal year covered by this report was registered in Élan Corporation plc or its affiliates, which we may refer to in this annual report as “Élan”.

Permax®, which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”.

Directors’ report for the year ended 31 December 2008

The Directors present their report and the audited financial statements for the year ended 31 December, 2008.

Principal activities

Amarin Corporation plc is a public limited company with its stock market listing in the U.S. on the NASDAQ Capital Market. Amarin was originally incorporated in England as a private limited company on 1 March, 1989 under the Companies Act 1985, and re-registered in England as a public limited company on 19 March, 1993. Amarin previously had secondary listings in the U.K. and Ireland on AIM and IEX, respectively. We delisted from AIM and IEX in July, 2008.

Our registered office is located at 110 Cannon Street, London, EC4N 6AR, England. Our principal executive offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Our principal research and development facilities are located in Mystic, Connecticut, USA.

Amarin is a clinical-stage biopharmaceutical company with a lead program entering Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalise on our expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease.Amarin’s pipeline also includes programs in myasthenia gravis, Huntington’s disease and Parkinson’s disease, all of which are available for partnering.

Review of business

Overview

We have undergone significant change over the year, following strategic repositioning of the company to focus on cardiovascular diseases. We are now focused on developing our lead candidate AMR101 (ultra-pure ethyl EPA)- a prescription grade Omega-3 fatty acid, which is expected to enter Phase III clinical trials for hypertriglyceridemia in late 2009. This program leverages our expertise in the field of lipid science, the established safety and tolerability profile of AMR101 from our pervious clinical trials and the known therapeutic benefits of Omega-3s in treating cardiovascular disease.

In excess of two million patients in Japan have been prescribed ultra-pure EPA for the treatment of hyperlipidemia since its approval.

Using our internal know-how and expertise, we are also developing a new generation of lipid compounds, designed to be significantly more potent than currently available Omega-3 products. We intend to ultimately partner AMR101 for hypertriglyceridemia with a larger pharmaceutical company for commercialisation worldwide.

The following summarises the status our cardiovascular disease programs:

AMR101 for Hypertriglyceridemia	entering Phase 3

AMR101 for other CV indications	Phase 3b Planning

Follow on candidates	PC

Over the last three years to 31 December, 2008, we completed financing activity (excluding the exercise of warrants and options) that raised approximately gross proceeds of $90.5 million in cash and $2.75 million in convertible debt. In May 2008 we issued 13,043,479 Ordinary £0.50 Shares in consideration for $30,000,000 to institutional investors and certain current and former directors, the proceeds of which were used to fund the combined operation of the Amarin Group. On 13 October, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

In connection with the 2008 financing Dr James Healy, Dr Carl L. Gordon, Dr Eric Aguiar and Dr Srinivas Akkajaru, all representatives of the largest investors in the financing, joined our board of directors. Dr Lars Ekman joined our board of directors in November 2008.

As a result of these additions to our board of directors, the following directors resigned; Mr John Groom, Dr Simon Kukes, Dr Michael Walsh, Dr Prem Lachman and Prof William Hall. Alan Cooke and Declan Doogan also resigned their board positions but remain in their executive roles as officers of the company.

In September 2008, we opened our research and development headquarters in Mystic, Connecticut. This new site will focus primarily on developing Amarin’s cardiovascular pipeline. The Mystic office is headed up by, Dr Declan Doogan (Head of Research and Development).

In 2008 Amarin made a number of appointments to our research and development team in Mystic, including Dr Paresh Soni (formerly Pfizer Global Research and Development) as Senior Vice President and Head of Development, Dr George Grandolfi (formerly Senior Director, Product Development at Spherics Pharmaceuticals) as Vice president and Head of Chemistry, Materials and Controls (CMC) and Dr Rene Braeckman (formerly Chief Scientific Officer and SVP of Clinical Operations at Reliance Life Sciences) as Vice President and Head of Development Operations.

Amarin’s pipeline also includes programs for central nervous system disorders (CNS) in myasthenia gravis, Huntington’s disease and Parkinson’s disease, all of which are available for partnering.

Financial Review

Restatement
In accounting for the contingent consideration on acquisition of Ester in December 2007, the Company had applied IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 31 December, 2007.  We had initially concluded that the application of IAS 37 to the contingent consideration was appropriate based on the fact that payment of the contingent consideration was probable in either cash or shares at the Company’s option.  This resulted in the recognition of the contingent consideration as a provision.  Subsequent to the filing of the 31 December, 2007 Annual report we determined that the application of IFRS 2 “Share-based Payment” was appropriate based on the fact that, if the contingent milestone became payable, it was always the Company’s intention to settle in shares.  This change results in a reduction in provisions of $4.8 million and an increase in share based payments reserve of $4.8 million.

Separately, the warrants issued as part of our December 2007 financing had been accounted for in equity.  However, due to certain provisions of the warrants which had the potential to vary the consideration on exercise, we determined that the warrants should have been have accounted for under IAS 39 “Financial instruments: recognition and measurement” as debt.  This change results in the recognition of a non-current financial liability of $2.1 million, a reduction in shareholders equity of $2.1 million, and a gain of $0.4 million in finance income (on our income statement) as a result of the change in the fair value of the financial liability from the date of recognition, 5 December, 2007, to the year end date, 31 December, 2007.

These changes do not impact cash and cash equivalents.

The changes giving rise to the restatement relate to two distinct transactions; however both have common features, in that they were complex transactions outside the ordinary course of our business and raised highly technical accounting considerations.  In addition, our original accounting for each transaction was internally reviewed and documented in considerable detail. See note 37 to the financial statements for details.

Revenue
We recorded no revenue in 2008 or 2007.

Research and Development
Research and Development costs reflect third party contract costs, staff costs, preclinical study costs, clinical supplies and the cost of conducting clinical trials. Research and development expense increased by $0.85 million to $12.95 million compared to 2007’s research and development expense of $12.1 million.

The primary driver of research and development costs in 2008 was the progression of our cardiovascular program.  We also incurred costs in respect of our CNS products, including EN101 for myasthenia gravis.

Included in research and development costs for the year end 31 December, 2008 are costs associated with the set up and recruitment of key employees for our Mystic office in Connecticut, closure and wind up costs in respect of our Oxford facility and a non cash charge of $1.5 million in respect of share based compensation.

Costs in 2007 were primarily driven by the completion of the AMR101 trials into Huntington’s disease and the initiation of our new cardiovascular strategy.

In 2009, Amarin’s focus will be the progression of AMR101 through Phase 3 trials for hypertriglyceridemia and mixed dyslipidemia.  We expect that this will be the primary driver of research and development costs in 2009.

General and Administrative
General and administrative expenses were $15.2 million in 2008 compared with $19.8 million in 2007, a decrease of $4.6 million. General and administrative expenses primarily represent our general corporate overhead, business and corporate development costs and our substantial investment in intellectual property. General and administration costs in 2008 include a provision of $0.5 million for an onerous lease on our leased property at Gemini House for the period to the termination of the lease and $0.6 million redundancy costs for former employees offset by a release of an over-accrual on staff compensation of $0.8 million and a foreign exchange gain of $1.1 million arising on non-dollar denominated working capital. Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy.

The decrease in general and administrative expenses for the year ended 31 December, 2008 compared to the year ended December 31, 2007 is primarily as a result of the cost rationalisation program initiated in early 2008 that reduced personnel, facility costs and advisor fees.

Finance income
Finance income for 2008 was $9.6 million compared to $2.3 million for 2007. The 2008 finance income comprises interest and similar income of $0.4 million which was earned from cash balances held on deposit. We hold cash denominated in pounds sterling, U.S. Dollars and euro.  We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows. In 2008, a gain of $9.3 million was recorded due to a decrease in the fair value of derivative financial liabilities in connection with warrants issued in the December 2007 registered direct offering and a derivative arising on the option of investors in the May 2008 financing to participate in a second tranche under that financing. See note 10 to the financial statements in this annual report for further information.

Finance costs
Finance costs for 2008 were $2.1 million compared to $0.2 million for 2007.  Finance costs in 2008 of $1.0 million relate to unrealised foreign exchange losses on sterling cash balances due to the strengthening of the dollar against sterling in the period and $0.3 million exchange losses on euro cash balances due to the strengthening of the dollar against the euro in the period. Amarin holds some of its cash in sterling and euro to fund our expenditures in the U.K and E.U. and thus has no plans to convert it into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Company expects to incur future cash outflows. The finance cost also includes $0.8 million relating to interest and notional interest on the fair value of the convertible debentures from 31 December, 2007 to 29 May, 2008, the date of redemption. See note 11 to the financial statements in this annual report for further information. Finance costs in 2007 relate to interest and notional interest on the fair value of the convertible debentures issued in December 2007.

Taxation
A research and development tax credit of $0.7 million was recognised in the year ended 31 December, 2008. An amount of $0.8 million was recognised in 2007. Under U.K. tax law, qualifying companies can surrender part of their tax losses in return for a cash refund.

Future Developments
Amarin plans to progress development of our lead candidate AMR101 (ultra-pure ethyl-EPA) - a prescription grade Omega-3 fatty acid, which is expected to enter Phase III clinical trials for hypertriglyceridemia in late 2009.

We intend to ultimately partner AMR101 with a larger pharmaceutical company to pursue the additional indications in cardiovascular diseases and commercialise AMR101 worldwide.

Following the change in strategic direction to focus on cardiovascular diseases, Amarin will also be seeking partners for its entire CNS portfolio.

The Company announced earlier this year that it had filed a Marketing Authorization Application (MAA) for AMR101 in patients with Huntington’s disease with the European Medicines Agency (EMEA). The Company has now received and discussed the Day 120 questions with EMEA which raise substantial queries on the efficacy of AMR101 in Huntington’s disease. The future of the Huntington’s disease program will be determined by the Company after further discussion with opinion leaders, experts, existing and prospective partners and EMEA.

Post balance sheet events
See review of the business above and note 35 to the financial statements for details of post balance sheet events.

Dividends
Amarin has never paid dividends on the Ordinary Shares and does not anticipate paying any cash dividends on the Ordinary Shares in the foreseeable future. Under English law, any payment of dividends would be subject to the Companies Act 2006, which requires that all dividends must be approved by the board of directors and, in some cases, the shareholders, and may only be paid from Amarin’s distributable profits and only to the extent Amarin has retained earnings, in each case determined on an unconsolidated basis.

Research and development activities
The Group has a programme of expenditure on research and development activities. Research and development costs are written off as they are incurred and are included within operating expenses, as disclosed in note 7. Research and development costs include staff costs, professional and contractor fees, materials and external services.

Principal risks and uncertainties

You should carefully consider the risks and the information about our business described below, together with all the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you.  The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected. In such an instance, the trading price of our ADSs and Ordinary Shares could decline.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.

We have not been profitable in four of the last five fiscal years.  For the fiscal years ended 31 December, 2004 and 2005, we reported profits/(losses) under U.K. GAAP of approximately $3.2 million and $(20.5) million respectively.  For the fiscal years ended 31 December, 2006, 2007 and 2008 we reported losses under IFRS of approximately $26.8 million, $37.8 million and $20.0 million respectively. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for any of our products, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialised, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

We acquired Amarin Neuroscience (formerly Laxdale Limited) on 8 October, 2004 and Ester Neurosciences Limited on 5 December, 2007.  We continue to have limited operations, assets and financial resources.  We currently have no marketable products or other source of revenues other than the Multicell out-licensing contract described herein.  All of our current products are in the development stage.  The development of pharmaceutical products is a capital intensive business.  Therefore, we expect to incur expenses without corresponding revenues at least until we are at an advanced stage of development or are able to obtain regulatory approval and sell our future products in significant quantities.  This may result in net operating losses until we can generate an acceptable level of revenues, which we may not be able to attain.  Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

In addition to advancing our existing development pipeline, we may also acquire rights to additional products.  However, we may not be successful in doing so.  We may need to raise additional capital before we can acquire any products.  There is also a risk that any of our development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all.  The inability to obtain such approvals would adversely affect our ability to generate revenues.
The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the regulatory and competitive environment in which we operate.

The continued negative economic conditions would likely negatively impact Amarin’s ability to obtain financing on acceptable terms.

Unfavourable economic conditions can impact Amarin’s ability to obtain finance on acceptable terms. While currently these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the US and other countries.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of divestitures in 2004 and our acquisition of Amarin Neuroscience in October 2004 and Ester Neurosciences Limited in December 2007, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects.  We are now focused on the research, development and commercialisation of novel drugs for cardiovascular disease.  Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity, leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the AMR101 development program (subject to such shareholders’ right to choose cash payment in lieu of equity).  Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property as secured in the 2004 Laxdale acquisition, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property as secured in the 2004 Laxdale acquisition or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of 20 October, 2009 was approximately $1.6402 per GBP£.

In June 2009, Amarin announced that it had amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendments, which reflect Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from research and development diligence obligations contained in the original agreement, with remaining contingent milestones only being payable from fees and milestones received from any future partners. As part of the amendment and waiver agreement, Amarin issued 1,315,789 ordinary shares to the former Ester shareholders

On 13 October, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to 30 September,

2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.
The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on 30 September, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to 16 October, 2009.

On 16 October, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On 16 October, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On 31 July, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

In December 2007, we issued $2.75 million in aggregate principal amount of three-year convertible debt. This debt was repaid in full on 29 May, 2008. These debenture holders received five-year warrants to purchase 0.23 million ADSs at an exercise price of $4.80.  If, at any time prior to 6 December, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the aforementioned warrants at a price that is less than, or converts at a price that is less than, $3.66 (“Down-round Price”), then the exercise price shall be adjusted to equal 130% of the Down-round Price.

As at 20 October, 2009 we had 41,060,624 warrants outstanding with a weighted average exercise price of $1.75 per share.  As at 20 October, 2009, we also had outstanding employee options to purchase 2,865,183 Ordinary Shares at an average exercise price of $5.12 per share.

Additionally, in pursuing our growth strategy, we may either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, debt convertible into equity or debt instruments may be issued.  The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

At 31 December, 2008 we had cash balances of approximately $14.2 million. On 13 October, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

Based upon current business activities, we forecast having sufficient cash to fund operations for at least a period of 12 months from 22 October, 2009.

We may also require further funds in the future to implement our long-term growth strategy recruiting clinical, regulatory and other personnel, and to grow our business.  Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds.  Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all.  Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.

If development efforts for our products are not successful for any indications or if they are not approved by the

FDA, or if adequate demand for our products is not generated, our business will be materially and adversely affected.  Although we intend to bring additional products forward from our research and development efforts, even if we are successful in doing so, the range of products we will be able to commercialise may be limited. This could restrict our ability to respond to adverse business conditions.  If we are not successful in developing any future product or products, or if there is not adequate demand for any such products or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for our products.

In order to successfully commercialise a product, we or our potential partners will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications.  The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial.  Our ability to commercialise any of our products in development is dependent upon the success of development efforts in clinical studies. If these clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues.  Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialise products successfully.  For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products or establish market dominance.  Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialise products successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements of the FDA and other regulatory agencies for quality, safety and efficacy.

The success of our research and development efforts is dependent in part upon the ability of the Group, its contractors or potential partners, and its products to meet and to continue to meet regulatory requirements in the jurisdictions where we or potential partners ultimately intend to sell such products.  The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere.  In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market.  Regulatory authorities in other jurisdictions impose similar requirements.  Amarin will be commencing two phase III clinical trials with AMR101 in lowering triglycerides and continues its ongoing studies and plans for future toxicology, pharmacology and metabolism studies of AMR101. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain.  The commencement and rate of completion of clinical trials and the timing of obtaining marketing approval from regulatory authorities may be delayed by many factors, including:

the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices for use in clinical trials;

slower than expected rates of patient recruitment;

the inability to observe patients adequately after treatment;

changes in regulatory requirements for clinical or preclinical studies;

the lack of effectiveness during clinical trials;

unforeseen safety issues emerge in clinical or preclinical studies;

delay, suspension, or termination of a trial by the institutional review board responsible for overseeing the study at a particular study site;

unanticipated changes to the  requirements imposed by regulatory authorities on the extent, nature or timing of studies to be conducted on quality, safety and efficacy; and

government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials.  Clinical trials that we or potential partners conduct may not provide sufficient safety and effectiveness data to obtain the requisite regulatory approvals for product candidates.  The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.
Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements.  This could adversely affect our ability to earn revenues from the sale of such products.  Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review.  The discovery of previously unknown problems with a product or manufacturer may result in restrictions on that product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

After approval, our products will be subject to extensive government regulation.

Once a product is approved, numerous post-approval requirements apply.  Among other things, the holder of an approved New Drug Application (“NDA”) or other license is subject to periodic and other monitoring and reporting obligations enforced by the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application.  Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

With respect to sales and marketing activities by our partners, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries.  In the United Status, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act.  Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements.  Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change.  Sales, marketing, and scientific/educational grant programs must also comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended and similar state laws.  Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended.  If products are made available to authorised users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws.  Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts.  In addition, even if we or our potential partners comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.  Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure.  We or our potential partners must also compete against other products in qualifying for reimbursement under applicable third party payment and insurance programs.

Our future products may not be able to compete effectively against those of our competitors.

The pharmaceutical industry is highly competitive. If we are successful in completing the development of any of our products, we may face competition to the extent other pharmaceutical companies have on the market or are able to develop products for the treatment of similar indications. Potential competitors in this market include companies with greater resources and name recognition than us.  Furthermore, to the extent we are able to acquire or develop additional marketable products in the future such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names.  Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales.  In addition, new products developed by others could emerge as competitors to our future products.  Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialised cardiovascular and neurology companies.  In addition, we may compete with universities and other institutions involved in the development of technologies and products that may compete with ours.  Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources.  Should a competing product obtain marketing approval prior to any of our products, this would significantly erode the projected revenue streams for our product.

The success of our future products will also depend in large part on the willingness of physicians to prescribe these products to their patients.  Our future products may compete against products that have achieved broad recognition and acceptance among medical professionals.  In order to achieve an acceptable level of subscriptions for our future products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our supply of products for clinical trials and ultimately for commercial supply is dependant upon relationships with manufacturers and key suppliers.

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of our products and/or acquiring or developing other marketable products in the future, we will be obliged to rely on contract manufacturers to produce our products.  We cannot assure you that we will successfully manufacture any product we may develop, either independently or under manufacturing arrangements, if any, with third party manufacturers. Moreover, if any manufacturer should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all.  Manufacturers are required to comply with current NDA commitments and good manufacturing practices requirements enforced by the FDA, and similar requirements of other countries.  The failure by a manufacturer to comply with these requirements could affect its ability to provide us with product.  Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales. Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture our potential products.  Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality.  Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

In the past and currently, we purchase all API for AMR101from a single supplier with a single manufacturing facility. While we have contractual freedom to source API elsewhere, there is no guarantee we will either be successful in identifying alternative supplier(s) or that such future supplier(s) will have the manufacturing capacity to meet future requirements. Our current supplier currently does not have sufficient manufacturing capacity to meet expected future commercial supply requirements and we cannot assure you that it or an alternative supplier will have the necessary capacity to meet our requirements.

We may not be able to grow our business unless we can acquire or in-license new products.

During recent years, we pursued a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity.  Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us.  We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources than we do.  Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all.  Our potential inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialise our future products, we may need to find a collaborative partner to help market and sell our products.

Our strategy for commercialising currently anticipates that we will enter into collaborative arrangements with one or more pharmaceutical companies that have product development resources and expertise, established distribution systems and direct sales forces to successfully market our products. If so, we will be reliant on one or more of these strategic partners to generate revenue on our behalf.

We may not be successful in finding a collaborative partner to help market and sell our products, or may be delayed in doing so, in which case we would not receive revenue or royalties on the timeframe and to the extent that we currently anticipate.

The carrying value of our EN101 intangible asset is dependent on the success or failure of partnering activities and future development work.

At 31 December, 2008, our EN101 intangible asset had a carrying value of $19.9 million.  If our efforts to find a development partner or licensee for EN101 are unsuccessful or if future development work is unsuccessful, the valuation of our EN101 intangible asset would likely be impaired.  We are in discussions with the licensor of EN101 to amend certain aspects of our license.  If these discussions are unsuccessful our partnering efforts could be adversely impacted.

The planned expansion of our business may strain our resources.

We currently operate with limited resources, the addition of any new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background.  Any failure to recruit necessary personnel could have a material adverse effect on our business.  Additionally, the expansion of our operations and work force could create a strain on our financial and management resources and it may require us to add management personnel.

We may incur potential liabilities relating to discontinued operations or products.

In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB, which we refer to as ADAB, our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc.  In February 2004, we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets, to Valeant.  In connection with these transactions, we provided a number of representations and warranties to Watson and Valeant regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Watson and Valeant under certain circumstances for breaches of such representations and warranties.  We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Watson or Valeant.  However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

We will be dependent on patents, proprietary rights and confidentiality.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes.  Our ability to successfully implement our business plan will depend in large part on our ability to:

acquire patented or patentable products and technologies;

obtain and maintain patent protection or market exclusivity for our current and acquired products;

preserve any trade secrets relating to our current and future products; and

operate without infringing the proprietary rights of third parties.

Although we intend to make reasonable efforts to protect our current and future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies.  In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us.  Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or third parties from independently developing or learning of our trade secrets.

We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals.  Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit.  Patent challenges are generally highly technical, time consuming and expensive to pursue.  Were we to be subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.

We are highly dependent upon the efforts of our senior management.  The loss of the services of one or more members of senior management could have a material adverse effect on us.  As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired.  Furthermore, because of the specialised nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel.  There is intense competition for qualified personnel in the areas of our activities.  In this environment, we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability.  The failure to recruit key scientific, technical and management personnel would be detrimental to our ability to implement our business plan.

We are subject to continuing potential product liability.

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture.  Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault.  The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. conducted all sales and marketing activities with respect to such products.  Although we have not retained any liabilities of Amarin Pharmaceuticals Inc. in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us.  Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material.

We do not at present carry product liability insurance to cover any such risks.  If we were to seek insurance coverage, we may not be able to maintain product liability coverage on acceptable terms if our claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions.  If we add significant products to our portfolio, we will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

Product liability claims could also be brought by persons who took part in clinical trials involving our current or former development stage products.  A successful claim brought against us could have a material adverse effect on our business.

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004. On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan. An affiliate of Élan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988, and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot- derived pharmaceutical products, of which Permax is an example. In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk. Causation has not been established, but is thought to be consistent with other fibrotic side effects observed in Permax.

On 29 March, 2007, the FDA announced that the manufacturers of pergolide drug products will voluntarily remove these drug products, including Permax, from the market. Further information about the removal of Permax and other pergolide drug products is available on the FDA’s website.

During 2008, two lawsuits alleging claims related to cardiac valvulopathy and Permax were filed in March and August respectively.  One of the lawsuits was dismissed in February 2009 and the remaining case is currently pending in the United States. Among others, Eli Lilly, Élan, Valeant, Amarin Pharmaceuticals, and Amarin are named as defendants in this lawsuit; however Amarin has not been formally served with the complaint from the lawsuit. In addition, six cases alleging claims related to cardiac valvulopathy and Permax were filed in April 2008 in the United States and currently remain pending. Eli Lily, Valeant, Amarin Pharmaceuticals and unidentified parties are named as defendants in these cases, and are defending against the claims and allegations. Amarin has not been named as defendant or served with the complaints from these cases.

During 2009, two lawsuits alleging claims related to cardiac valvulopathy and Permax were filed in March and are currently pending in the United States. Eli Lilly, Élan, Valeant, Amarin Pharmaceuticals, Amarin and other parties are named as defendants in these lawsuits. Amarin has not been formally served with the complaint from these lawsuits. A third lawsuit, also filed in March, was dismissed in September only as to Amarin for the plaintiff’s failure to prosecute the case against Amarin.

Ten other claims related to cardiac valvulopathy and Permax and one claim related to compulsive gambling and Permax are or were being threatened against Eli Lilly, Élan, and/or Valeant, and could possibly implicate Amarin.
We have reviewed the position and having taken external legal advice and consider the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 31, 2008.

The price of our ADSs and Ordinary Shares may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies.  In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future.  Our ADSs may also be subject to volatility as a result of their limited trading market.  At December 31, 2008 we had 26,551,388 ADSs representing Ordinary Shares outstanding and 495,328 Ordinary Shares outstanding (which are not held in the form of ADSs).  There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities.  Our ADSs have historically had limited trading volume, which may also result in volatility.  During the twelve-month period ending 31 December, 2008, the average daily trading volume for our ADSs was 17,772.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs and Ordinary Shares may be affected by factors such as:
the announcement of new products or technologies;

innovation by us or our competitors;

developments or disputes concerning any future patent or proprietary rights;

actual or potential medical results relating to our products or our competitors’ products;

interim failures or setbacks in product development;

regulatory developments in the United States, the European Union or other countries;

currency exchange rate fluctuations; and

period-to-period variations in our results of operations.

A share price of less than $1.00 may impact the company’s NASDAQ listing.

Amarin is currently trading above $1.00; however, in the period 6 October, 2008 to 7 April, 2009 Amarin was trading beneath $1.00.  Due to the current state of capital markets, on 16 October 2008, NASDAQ and the SEC suspended the application of the $1.00 minimum bid price rule until 20 April, 2009. This suspension was further extended to 19 July, 2009.  NASDAQ noted that on 30 September, 2008, 64 securities were trading at less than $1 while in mid November, 2008 that number had jumped to 344.  The suspension was removed on 20 July, 2009. If Amarin’s closing bid price is less than $1.00 for 30 consecutive trading days, Amarin will receive a NASDAQ staff deficiency letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing.  Such a letter would trigger an automatic 180 calendar day period within which the company could regain compliance.  Compliance is regained at any time during this period, if the Amarin closing bid price is $1.00 per share or more for a minimum of 10 consecutive trading days.  If compliance cannot be demonstrated by the end of the 180 days, Amarin will be afforded an additional 180 calendar day compliance period if Nasdaq determines at that time that the Company meets the remaining Nasdaq Capital Market initial listing criteria in Rule 5215(b), except for the bid price requirement. If Amarin was not eligible for an additional compliance period, NASDAQ would provide written notification that the Company’s securities will be delisted. At that time, Amarin could appeal NASDAQ’s determination to delist its securities to a Listing Qualifications Panel.

The issuances of ADSs and Ordinary Shares upon the conversion or exercise of our securities will dilute the ownership interest of existing stockholders, including stockholders who had previously exercised their warrants.

The issuances of ADSs and Ordinary Shares in connection with the exercise of our warrants will dilute the ownership interest of existing stockholders.  Any sales in the public market of the ADSs and Ordinary Shares issuable upon such exercise could adversely affect prevailing market prices of our ADSs and Ordinary Shares.

Future sales of our ADSs and/or Ordinary Shares in the public market could lower the market price for our ADSs and/or Ordinary Shares.

In the future, we may sell additional ADSs and/or Ordinary Shares to raise capital or pursuant to contractual obligations.  See “We may have to issue additional equity, leading to shareholder dilution.”  We cannot predict the size of future issuances or sales of our ADSs and/or Ordinary Shares to raise capital or the effect, if any, that they may have on the market price for our ADSs and/or Ordinary Shares.  The issuances and sales of substantial amounts of ADSs and/or Ordinary Shares, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and/or Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations.

In the future, we would lose our foreign private issuer status if a majority of our directors are U.S citizens or residents and we continue to fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. generally accepted accounting principles. In addition we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares.  We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produces or are held for the production of passive income.  For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business.  Because we receive interest and may receive royalties, there is a risk that we will be considered a PFIC under the income test described above.  In addition, because of our cash position and our ownership of patents, there is a risk that we will be considered a PFIC under the asset test described above.  While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialisation of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future.  If we were classified as a PFIC, U.S. holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply.  The PFIC rules are complex and a U.S. Holder of our Ordinary Shares or ADSs is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

A change in our tax residence could have a negative effect on our future profitability

Although we are incorporated in England and Wales, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish, UK and U.S. tax purposes.  It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors, we could become, or be regarded as having become resident in a jurisdiction other than Ireland.  Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on our assets.  Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax charge on the assets.

U.S. Holders of our Ordinary Shares or ADSs may be subject to U.S. income taxation at ordinary income tax rates on undistributed earnings and profits.

Given our current ownership, we expect that we are a controlled foreign corporation, (“CFC”) for the taxable year 2008 and we may be classified as a CFC in future taxable years.  If we are classified as a CFC for U.S. federal income tax purposes, any shareholder that is a U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares may be subject to current U.S. income taxation at ordinary income tax rates on all or a portion of the Company’s undistributed earnings and profits attributable to “subpart F income.”  Such 10% shareholder may also be taxable at ordinary income tax rates on any gain realised on a sale of Ordinary Shares or ADS, to the extent of the Company’s current and accumulated earnings and profits attributable to such shares.  The CFC rules are complex and U.S. Holders of our Ordinary shares or ADSs are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:

Under English law, each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which each holder gets one vote per share owned.  Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings.  Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast.  You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

Under English law, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares.  Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise.

Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association.  This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors.  Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions.

Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on dividends and other payments.  Comparable provisions generally do not exist under U.S. law.

The quorum requirement for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum.  The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers and those of each of our subsidiaries, including Amarin Finance Limited, are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.  We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.  Amarin Finance Limited is an exempted company limited by shares organised under the laws of Bermuda.  We have been advised by our Bermuda attorneys that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We prepare our financial statements in U.S. Dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. Dollars and we anticipate that the majority of our future revenues will be denominated in U.S. Dollars. However, a significant portion of our costs are denominated in pounds sterling and euro as a result of our being engaged in activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. Dollar on the one hand, and pounds sterling and euro on the other hand. We are focused on development activities and do not anticipate generating on-going revenues in the short-term.  Accordingly, we do not engage in significant currency hedging activities in order to limit the risk of exchange rate fluctuations.  However, if we should commence commercialising any products in the United States, changes in the relation of the U.S. Dollar to the pound sterling and/or the euro may affect our revenues and operating margins.  In general, we could incur losses if the U.S. Dollar should become devalued relative to pounds sterling and/or the euro.

We do not currently have the capability to undertake marketing, or sales of any potential products.

We have not invested in marketing or product sales resources.  We cannot assure you that we will be able to acquire such resources.  We cannot assure you that we will successfully market any product we may develop, either independently or under marketing arrangements, if any, with other companies.  To the extent that we enter into contractual relationships with other companies to market our products, if any, the success of such products may depend on the success of securing and maintaining such contractual relationships the efforts of those other companies (and any subcontractors they engage).

We have limited personnel to oversee out-sourced contract manufacturing, clinical testing and the regulatory approval process.

It is likely that we will also need to hire additional personnel skilled in the manufacturing, clinical testing and regulatory compliance process if we develop additional product candidates with commercial potential.  We do not currently have the capability to conduct clinical testing in-house and do not currently have plans to develop such a capability.  We out-source our clinical testing to contract research organisations.  We currently have a limited number of employees and certain other outside consultants who oversee the contract research organisations involved in clinical testing of our compounds.

We cannot assure you that our limited oversight of the contract research organisations will suffice to avoid significant problems with the protocols and conduct of the clinical trials.

We depend on contract research organisations to conduct our pre-clinical and our clinical testing.  We have engaged and intend to continue to engage third party contract research organisations and other third parties to help us develop our drug candidates.  Although we have designed the clinical trials for drug candidates, the contract research organisations will be conducting all of our clinical trials.  As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control.  In addition, the contract research organisations may not perform all of their obligations under arrangements with us.  If the contract research organisations do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialisation of any drug candidate may be delayed or precluded.  We cannot control the amount and timing of resources these contract research organisations devote to our programs or product candidates.  The failure of any of these contract research organisations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates.  If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialisation and require significantly greater expenditures.

Despite the use of confidentiality agreements and/or proprietary rights agreements, which themselves may be of limited effectiveness, it may be difficult for us to protect our trade secrets.

We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable.  However, trade secrets are difficult to protect.  While we require certain of our academic collaborators, contractors and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information.

Potential technological changes in our field of business create considerable uncertainty.

We are engaged in the biopharmaceutical field, which is characterised by extensive research efforts and rapid technological progress.  New developments in research are expected to continue at a rapid pace in both industry and academia.  We cannot assure you that research and discoveries by others will not render some or all of our programs or product candidates uncompetitive or obsolete.  Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of cardiovascular diseases.  We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

Third-party reimbursement and health care cost containment initiatives and treatment guidelines may constrain our future revenues.

Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organisations provide for the cost of our products and related treatments.  Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases.  In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices.  We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope.  Increasingly, third-party payers attempt to contain health care costs in ways that are likely to impact our development of products including:

failing to approve or challenging the prices charged for health care products;

introducing reimportation schemes from lower priced jurisdictions;

limiting both coverage and the amount of reimbursement for new therapeutic products;

denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payers;

refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

refusing to provide coverage when an approved product is not appraised favourably by the National Institute for Clinical Excellence in the U.K., or similar agencies in other countries.

We are undergoing significant organisational change.  Failure to manage disruption to the business or the loss of key personnel could have an adverse effect on our business.

We are making significant changes to both our management structure and the locations from which we operate. We opened a new office in Mystic, CT, in September 2008 and we plan to transition certain corporate activities in early 2010. As a result of this, in the short term, morale may be lowered and key employees may be distracted from their usual role.  This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business which could have material adverse affects on our business and results of operations.

Key performance indicators (KPIs)

The main KPIs monitored by the Company are cash levels and research and development spend.

During 2008 we focused on our cash conservation programme by reducing overheads. This resulted in a significant reduction in our cash burn. Our goal is to continue to conserve cash while also providing for the development of the company’s lead candidate AMR101 (ultra pure ethyl EPA) - a prescription grade Omega-3 fatty acid. AMR101 is expected to enter Phase III trials for hypertriglyceridemia in late 2009. This program leverages our expertise in the field of lipid science, the established safety and tolerability profile of AMR101 from our previous clinical trials and the known therapeutic benefits of Omega-3s in treating cardiovascular disease.

We also raise cash through equity and debt offerings. On 13 October, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

Details of our research and development spend is outlined in our financial review on page 4.

Directors

The directors of the Company at 31 December, 2008, who have been directors for the whole of the year ended on that date, except as noted below, were as follows:

Executive
Mr T G Lynch (Chairman and Chief Executive Officer)~
Mr Alan Cooke (President and Chief Operating Officer, Resigned 16 May 2008)*
Dr Declan Doogan (Head of Research and Development, Resigned 16 May 2008)*

Non-executive
Dr W Mason****
Mr A Russell-Roberts ****
Dr John Climax****
Dr James I. Healy (Appointed 16 May, 2008)
Dr Carl L. Gordon (Appointed 16 May, 2008)**
Dr Eric Aguiar (Appointed 16 May, 2008)***
Dr Srinivas Akkaraju (Appointed 16 May, 2008)**
Dr Lars Ekman (Appointed 3 November, 2008)
Dr S Kukes (Resigned 16 May, 2008)
Dr M Walsh (Resigned 16 May, 2008)
Dr P Lachman (Resigned 16 May, 2008)
Mr J Groom (Resigned 16 May, 2008)
Prof W Hall (Resigned 16 May, 2008)

* Both Mr Cooke and Dr Doogan resigned their board positions but remain in their executive roles and as officers of the Company.

**On 15 May 2009, Dr Srinivas Akkaraju resigned from his position as a non-executive director of Amarin Corporation plc.  Dr Akkaraju recently joined New Leaf Venture Partners.  Dr Akkaraju was previously at Panorama Capital, an investor in Amarin’s May 2008 financing.

***On 1 June, 2009, Dr Eric Aguair resigned from his position as a non-executive director of Amarin Corporation plc.  Dr Aguiar is currently a partner at Thomas, McNerney & Partners LP, an investor in Amarin’s May 2008 financing.

****On 16 October, 2009, Dr William Mason, Mr Anthony Russell-Roberts and Dr John Climax resigned from their positions as directors.

~ Mr Thomas Lynch will step down from his position as Chief Executive Officer. Dr. Declan Doogan, Amarin’s Head of Research and Development, will assume the role of Interim Chief Executive Officer.

Lead Independent Director

In 2008 we announced that our Board of Directors established the position of Lead Independent Director and appointed current board member, Dr William Mason, to that role. In his capacity as Lead Independent Director, Dr Mason had the authority to convene meetings of the independent directors, and to preside over those meetings, to coordinate the activities of the independent directors, and to act as a liaison between the independent directors, the Board and the Chairman. On 16 October, 2009, Dr William Mason resigned his position of Lead Independent Director.

Directors' interests in shares of the Company

The beneficial interests at 31 December, 2008 of the persons who on that date were directors in the ordinary shares of the Company were as follows:

	Ordinary shares		Share options/warrants to acquire ordinary shares
	2008	2007	2008	2007

Ordinary shares of £0.50 each

T G Lynch (Chairman and Chief Executive Officer appointed 19 December, 2007)*	1,072,906	1,072,906	102,343	102,343
A Russell-Roberts (5)	235	235	11,500	11,500
Dr J Climax**(5)	1,465,755	944,016	168,388	168,388
Dr W Mason (5)	-	-	8,000	8,000
Dr James Healy(1)	3,586,957	-	-	-
Dr Carl L. Gordon(2)	3,260,870	-	-	-
Dr Eric Aguiar(3)	2,173,913	-	-	-
Dr Srinivas Akkaraju(4)	1,847,826	-	-	-
Dr. Lars Ekman	-	-	-	-

No directors exercised options during the year.
*These shares and share warrants are held by Amarin Investment Holding Limited, a company registered in Bermuda and controlled by Mr Lynch. Mr Thomas Lynch will step down from his position as Chief Executive Officer.

** 1,465,755 of the ordinary shares and all the share warrants are held by Sunninghill Limited, an entity controlled by Dr J Climax.

Further details on share options held by directors are given on pages 26 and 27 in the Remuneration report.

(1) These shares have been issued to Sofinnova Venture Partners VII, L.P., the management company of which Dr James I. Healy is a Managing General Partner.  Dr Healy is also a non-executive director of Amarin.

(2) These shares have been issued to Caduceus Private Investments III, LP and OrbiMed Associates III, LP, of which Dr Carl L. Gordon is a General Partner.  Dr Gordon is also a non-executive director of Amarin.

(3) These shares have been issued to Thomas, McNerney & Partners II, L.P., TMP Nominee II, LLC and TMP Associates II, L.P., of which Dr Eric Aguiar is a Partner.  Dr Aguiar resigned as a non-executive director of Amarin on 1 June, 2009.

(4) These shares have been issued to Panorama Capital, L.P., of which Dr Srinivas Akkaraju was a former Managing Director. Dr Akkaraju resigned as a non-executive director of Amarin on 15 May, 2009.

(5) On 16 October, 2009 Dr William Mason, Dr John Climax and Mr Anthony Russell-Roberts resigned as directors.

Corporate governance

The Directors of the Board have overall responsibility for the systems of internal financial controls, safeguarding assets against unauthorised use or disposal, the maintenance of proper accounting records and for presenting a balanced and understandable assessment of the Company’s position and prospects. The Board has an Audit Committee and a Remuneration Committee with formally delegated duties and responsibilities.  At 31 December, 2008, the Remuneration Committee comprised Mr Anthony Russell-Roberts (Chairman), Dr William Mason, Dr James I. Healy and Dr Carl Gordon. The Remuneration Committee’s primary responsibility is to approve the level of remuneration for executive directors and key employees. It may also grant options under our share option schemes to employees and executive directors and must approve any service contracts for executive directors and key employees. Non-executive directors’ remuneration is determined by the full board of directors. At 31 December, 2008, the Audit Committee, comprised of Dr William Mason (Chairman), Mr Anthony Russell Roberts, Dr Srinivas Akkaraju and Dr Eric Aguiar. They meet as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements. The audit committee also reviews proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

As the Company’s shares are not listed in the UK but are listed on NASDAQ in the US, the Company seeks to ensure compliance with all mandatory guidelines and regulations as set out in US securities legislation and NASDAQ and the US Securities Exchange Commission (SEC) regulations. In particular the Company seeks to ensure compliance with all mandatory requirements of the Sarbanes-Oxley Act of 2002 as applicable to foreign private issuers. Additionally, the Board has due regard to corporate governance proposals and non-binding guidelines and recommendations in both the UK and the US.

The Board has full and timely access to all relevant information to enable it to discharge its duties effectively. All directors have direct access to the advice and services of the Company Secretary who is responsible to the Board for ensuring Board procedures are followed and all are able to seek independent professional advice at the Company’s expense if required in connection with their duties.

Indemnification of Directors

Qualifying third party indemnity provisions (as defined in section 234(2) of the Companies Act 2006) are in force for the benefit of the Directors and the Secretary.

Audit committee

The terms of reference of the audit committee include that it comprises at least three non-executive directors of the Company; that it will meet, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements; and that it will also review proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

The members of the audit committee during the year were:

Dr W Mason (Chairman)
Mr Anthony Russell Roberts (appointed 16 May, 2008)
Dr Srinivas Akkaraju (appointed 16 May, 2008)
Dr Eric Aguiar (appointed 16 May, 2008)
Mr J Groom (designated financial expert, resigned 16 May, 2008)
Dr S Kukes (Resigned 16 May, 2008)

Going concern

After making enquiries, the directors have a reasonable expectation that the Company will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts (see note 1).

Donations

Charitable donations amounting to $71,000 were made in the year (2007: $60,000), of which $50,000 was given to the Huntington’s Study Group, $19,000 was given to the White Ensign Association and $2,000 was given to the Oxford Adult CF Trust Fund. The donation for the Huntington’s Study Group was for the purpose of support of therapeutic clinical research. The remaining donations were for the purposes of supporting charitable activities in the UK and Ireland. No political donations were made to political parties during 2008 (2007: $5,800). Of the $5,800 political donations made during 2007, $3,600 was donated to the Progressive Democrats and $1,200 was donated to Fianna Fail.

Reporting currency

The reporting currency of the company continues to be U.S. Dollars.

Liquidity risk

The Group has historically financed its operations through a number of equity/debt finances. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity. Over the last two years, Amarin has raised finance by offerings of ordinary shares and convertible Debentures and intends to obtain additional funding through earning license fees from existing and new partners for its drug development pipeline, the receipt of proceeds from the exercise of outstanding warrants and options and/or completing further equity-based financings.

Credit risk

The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimising its exposure to any one institution.

Creditor payment policy

The Company has no formal creditor payment policy. However, the Company endeavours to settle its terms of payment with suppliers when agreeing the terms of each transaction and to pay in accordance with its contractual and other legal obligations.  Where possible UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies. Group trade creditors at 31 December, 2008 were equivalent to 46  days purchases during the year (31 December, 2007; 64 days). Company trade creditors at 31 December, 2008 were equivalent to 31 days purchases during the year (31 December, 2007: 26 days).

Foreign branch

For the period 1 January to 4 October, 2005, the Company operated a branch in the Republic of Ireland. Amarin Pharmaceuticals Ireland Limited was incorporated on 5 October, 2005 as a fully owned subsidiary of Amarin Corporation plc.

Disclosure of information to auditors

As required under the Companies Act 2006, section 418(2), each of the directors confirms that, so far as he is aware, there is no relevant audit information of which the Company’s auditors are unaware.

Each of the directors has taken all the steps that ought to have been taken as a director to make himself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

Website responsibility

The directors are responsible for the maintenance and integrity of the web site (www.amarincorp.com).  Legislation in the United Kingdom concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors

A resolution to reappoint PricewaterhouseCoopers as auditors to the Company will be proposed to the Annual General Meeting.

By order of the board

T Maher
Company Secretary
22 October 2009

Remuneration report for the year ended 31 December 2008

Unaudited
Remuneration policy

The Company's policy on remuneration is to attract, retain and incentivise the best staff, recognising that they are key to the success of the business.

Consistent with this policy, the Company’s benefit packages awarded to directors and senior management are intended to be competitive and comprise a mix of remuneration designed to incentivise, but not to detract from the goals of good corporate governance. The Company has is listed on NASDAQ and is subject to NASDAQ corporate governance rules.

The Company’s natural competitor group lies within the pharmaceutical industry, especially the emerging and specialty pharmaceutical sector of this industry.  Subject to changes in the industry and to competitive and other pressures, the Company will generally align its rates of remuneration with this sector, both in terms of overall packages and the division between basic and performance related elements. However, it is recognised that such competition is only one of a number of factors to be taken into account.

Long-term incentives are provided to directors and senior management in the form of executive share options and additionally, in the case of executive directors, by the granting of end of year bonuses. Share options have the advantage of directly linking executive rewards to increases in shareholder wealth whereas bonuses are linked to the contributions of the relevant director in attempting to achieve such shareholder wealth.

It is the intention of the board to grant share options to executive directors and senior management to reward performance. Additionally, the board may award options from time to time to non-executive directors as is relatively standard practice in the U.S.

Share options are currently granted to directors and senior management pursuant to the Amarin Corporation Plc 2002 Stock Option Plan (as amended January 2009) approved by the shareholders in general meeting on 19 July, 2002 (“the option plan”). A maximum of 800,000 Ordinary Shares may be issued under the plan.  This limit was increased to 898,643 Ordinary Shares by the Remuneration Committee of the Group on 6 December, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues.  This limit was further increased to 1,200,000 Ordinary Shares at an Extraordinary General Meeting held on 25 January, 2007.  This limit was further increased to 1,800,000 Ordinary Shares at an Annual General Meeting held on 19 July, 2007.  This limit was further increased to 4,000,000 Ordinary Shares at an Annual General Meeting held on 31 July, 2008. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors as the remuneration committee, at its discretion, shall deem relevant. In May 2008, the Company awarded options to three senior executives under a Long Term Incentive Plan.

In the event that a director resigns, then under the option plan, the unvested options lapse, and vested but unexercised options will lapse twelve months following the date of such resignation. Share options granted to directors pursuant to the option plan vest in three equal tranches during the three year period from the grant date to the third anniversary of the grant date.

The Remuneration Committee of the board (“the Committee”) has the delegated authority of the board to vary executive directors’ remuneration to include the award of end of year bonuses and grant of options to such executive directors.  The Committee assesses the level of any such variation with reference to the executive director’s and the Company’s performance throughout any relevant time period. The Committee also endeavours to obtain comparative information highlighting the pay and conditions of peer group executives and takes into account any other relevant factors so as to ensure that the Company’s executive directors are properly remunerated.

There have been no departures from the Company's policy on granting share options during the year.

Performance graph

In the opinion of the Directors, the indices below are the most appropriate indices against which the total shareholder return of the Company should be measured.  The NASDAQ Bio Index has been selected because it is an index of US quoted biotechnology and pharmaceutical companies.

January 2004 =100
Source: NASDAQ – Whole Market index and Bio index. The NASDAQ Market index has been used to compare the shareholder return for all companies listed on the NASDAQ. The NASDAQ Bio index has been used to give a comparison of the shareholder returns from biotechnology and pharmaceutical companies listed on the NASDAQ Stock Market.

As depicted above, over the last five years Amarin has under-performed relative to the NASDAQ and NASDAQ Bio indices to give a shareholder return of -98%, while the NASDAQ index gave a return of -29% and the NASDAQ Bio index a return of -6%.

Directors’ service contracts

It is the Company’s policy that directors’ service contracts should be no more than five years in duration that they should have notice periods of not more than one year and that contractual termination payments should not exceed the director’s remuneration for the previous calendar year. No directors are currently under fixed term contracts.

The details of the service contracts of those who served as directors during the year 2008 are:

Name		Contract date	Unexpired term	Notice Period	Contractual termination payments
T G Lynch		21 January 2000	N/A	Reasonable notice	None
Dr W Mason	Resigned 16 October, 2009	19 July 2002	N/A	Reasonable notice	None
A Russell-Roberts	Resigned 16 October, 2009	7 April 2000	N/A	Reasonable notice	None
Dr J Climax	Resigned 16 October, 2009	20 March 2006	N/A	Reasonable notice	None
Dr J Healy	Appointed 16 May 2008	16 May 2008	N/A	Reasonable notice	None
Dr Carl L Gordon	Appointed 16 May 2008	16 May 2008	N/A	Reasonable notice	None
Dr E Aguiar	Appointed 16 May 2008 Resigned 1 June 2009	16 May 2008	N/A	Reasonable notice	None
Dr S Akkaraju	Appointed 16 May 2008 Resigned 15 May 2009	16 May 2008	N/A	Reasonable notice	None
A Cooke*	Resigned 16 May 2008	12 May 2004	N/A	12 months	None
Dr D Doogan*	Resigned 16 May 2008	09 April 2007	N/A	3 Months	None
J Groom	Resigned 16 May 2008	29 May 2001	N/A	Reasonable notice	None
Dr S Kukes	Resigned 16 May 2008	01 January 2005	N/A	Reasonable notice	None
Dr M Walsh	Resigned 16 May 2008	01 January 2005	N/A	Reasonable notice	None
Dr P Lachman	Resigned 16 May 2008	04 August 2005	N/A	Reasonable notice	None
Prof W Hall	Resigned 16 May 2008	23 February 2007	N/A	Reasonable notice	None

* Resigned 16 May 2008 from their board position but remain in their executive roles and as officers of the Company.

Members of the Remuneration Committee
The members of the remuneration committee during the year were:

A Russell-Roberts (Chairman resigned 16 October, 2009)
Dr W Mason (Appointed 16 May, 2008, resigned 16 October, 2009)
Dr J Healy (Appointed 16 May, 2008)
Dr C Gordon (Appointed 16 May, 2008)
Dr P Lachman (Resigned 16 May, 2008)
Dr M Walsh (Resigned 16 May, 2008)

The committee consists exclusively of non-executive directors.

During the year, the following parties provided advice that materially assisted the Remuneration Committee:

Fred W. Cook & Co., Inc. New York

Unaudited
Remuneration package

Directors’ detailed emoluments

Name	Salary & fees $000	Benefits in kind $000	Annual bonus $000	2008 Total $000
Thomas Lynch (Chairman and Chief Executive Officer) (1)	516	—	100	616
Dr. William Mason (7)	117	—	—	117
Anthony Russell-Roberts (7)	93	—	—	93
Dr. John Climax (7)	46	—	—	46
Dr. James Healy (2)	29	—	—	29
Dr. Carl L. Gordon (2)	29	—	—	29
Dr. Eric Aguiar (2 & 6)	—	—	—	—
Dr. Srinivas Akkaraju (2 & 5)	—	—	—	—
Dr. Lars Ekman (3)	8	—	—	8
Alan Cooke (Chief Financial Officer) (4)	207	2	50	259
Dr. Declan Doogan (Head of Research & Development) (4)	137	1	34	172
John Groom (4)	—	—	—	—
Dr. Simon Kukes (4)	17	—	—	17
Dr. Michael Walsh (4)	17	—	—	17
Dr. Prem Lachman (4)	17	—	—	17
Prof. William Hall (4)	17	—	—	17
	1,250	3	184	1,437

Benefits in kind include medical and life insurance for each executive director. No benefits in kind were paid in respect of the directors. No expense allowances were provided to the directors during the year.

1.
Fees in respect of a Consultancy Agreement with Mr. Thomas Lynch. See note 36 — Related Party Transactions. In addition Mr. Lynch had pension contributions paid into his personal pension scheme or accrued by the group of $27,000 (2007: nil). Mr. Thomas Lynch will step down from his position as Chief Executive Officer.

2.	Appointed as directors 16 May, 2008.

3.	Appointed as director 3 November, 2008.

4.
Resigned as directors 16 May, 2008. In addition to the above Mr. Cooke and Dr. Doogan had pension contributions paid into their personal scheme or accrued by the Group up to 16 May, 2008 of $12,000 and $8,000 respectively.

5.	Resigned as director 15 May, 2009.

6.	Resigned as director 1 June, 2009.

7.	Resigned as directors 16 October, 2009

 Share schemes

Interests in share options and warrants over Amarin Corporation plc

Details of options and warrants held by directors as at 31 December, 2008, are set out below:

Date of grant	Earliest exercise date	Expiry date	Exercise price (US $)	No. at 1 January 2008 (£0.50 shares)	Options granted /warrants purchased	Exercised in year	Lapsed in year	No. at 31 December 2008 (£0.50 shares)

A Russell-Roberts:
07/04/00	07/04/00	06/04/10	30.00	1,000	-	-	-	1,000
19/02/01	19/02/01	11/02/11	61.20	1,000	-	-	-	1,000
23/01/02	23/01/03	22/01/12	176.50	1,500	-	-	-	1,500
06/11/02	06/11/03	05/11/12	31.00	1,500	-	-	-	1,500
21/07/04	21/07/05	21/07/14	8.40	2,500	-	-	-	2,500
11/01/06	11/01/07	11/01/16	13.50	2,000	-	-	-	2,000
08/12/06***	08/12/07	08/12/16	4.40	2,000	-	-	-	2,000
				11,500	-	-	-	11,500
W Mason:
06/11/02	06/11/03	05/11/12	31.00	1,500	-	-	-	1,500
21/07/04	21/07/05	21/07/14	8.40	2,500	-	-	-	2,500
11/01/06	11/01/07	11/01/16	13.50	2,000	-	-	-	2,000
08/12/06***	08/12/07	08/12/16	4.40	2,000	-	-	-	2,000
				8,000	-	-	-	8,000
T Lynch*:
25/02/04 (warrants)	25/02/05	25/02/14	19.00	50,000	-	-	-	50,000
21/12/05 (warrants)	19/06/06	21/12/10	14.30	20,792	-	-	-	20,792
01/06/07 (warrants)	01/06/07	31/05/12	7.20	1,248	-	-	-	1,248
06/12/07 (warrants)****	06/12/07	03/12/12	2.99	30,303	-	-	-	30,303
				102,343	-	-	-	102,343
Dr J Climax**:
21/12/05 (warrants)	19/06/06	21/12/10	14.30	22,698	-	-	-	22,698
27/01/06	27/01/07	27/01/16	27.20	2,000	-	-	-	2,000
20/03/06	20/03/07	20/03/16	32.60	2,000	-	-	-	2,000
08/12/06***	08/12/07	08/12/16	4.40	2,000	-	-	-	2,000
01/06/07 (warrants)	01/06/07	31/05/12	7.20	3,327	-	-	-	3,327
06/12/07 (warrants)****	06/12/07	05/12/12	2.99	136,363	-	-	-	136,363
				168,388	-	-	-	168,388

*Warrants held by Amarin Investment Holding Limited (“AIHL”) which is an entity controlled by our Chairman and Chief Executive Officer, Mr Lynch.

**Warrants held by Sunninghill Limited which is an entity controlled by one of our non-executive directors, Dr J. Climax.

*** Following the significant decline in the Company's stock price as a result of the disappointing outcome of the two Phase III studies of AMR 101 conducted by the Company in Huntington’s Disease, the Remuneration Committee (the “Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific advisor under the Company's 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific advisor in relation to future performance and to re-align their interests with those of the Company's shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from 8 December, 2006 to 11 April, 2007 should be amended so that it will be equal to the sale price of the Company's American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the AGM. The Committee was conscious that shareholders may potentially be sensitive to the making of such amendments to the Award Agreements and considers it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the Annual General Meeting held on 19 July, 2007, a resolution to the above affect was approved by the shareholders. On 2 August, 2007 the Remuneration Committee approved the amendment. The new strike price for these stock options was set at $4.40.

****These warrants were granted to all investors in the December 2007 registered direct offering including directors and are exercisable immediately from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch. There is a price adjustment clause in the December 2007 warrant agreement which provides that if, at any time prior to 6 December, 2009, the Company issues Ordinary Shares, securities convertible into American Depository Shares (“ADSs”) or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares, or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down round Price. On 16 May, 2008, Amarin raised gross proceeds of $30,000,000 in the first tranche of a private placement of equity at a share price of $2.30 per Ordinary Share. As $2.30 is below the Down-round Price, the initial warrant exercise price has been adjusted from $4.80 to $2.99. On 16 October, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

During the year ended 31 December 2008, no other directors have been granted share options in the shares in the Company or other group entities. None of the terms and conditions of the share options was varied during the year. All options were granted in respect of qualifying services.

The options were granted at nil cost to the directors. The criteria for granting the above share options is consistent with the remuneration policy as outlined on page 23 of this report. Once awarded, the exercise of the share options is unconditional.

The market price of the Company’s shares at the end of the financial year was US$0.71 and the range of the market prices during the year was US$3.59 and US$0.60.

Long-term incentive scheme

There are no long-term incentive schemes in place in respect of any of the directors.

Directors’ pension entitlement

The Company facilitated the payment/accrual of defined contributions into independently administered personal pension funds for two of its former directors (Mr Cooke and Dr Doogan) during 2008.

On behalf of the board

A Russell-Roberts
Chairman of the Remuneration Committee
22 October 2009

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom Law and International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the financial statements in accordance with IFRSs as adopted by the European Union. In preparing these financial statements, the directors have elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period.

In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state that the financial statements comply with IFRSs as adopted by the European Union and IFRSs issued by IASB
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the International Accounting Standards Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

By order of the Board

T Maher
Company Secretary
22 October 2009

PricewaterhouseCoopers
One Spencer Dock
North Wall Quay
Dublin 1
Ireland
I.D.E. Box No. 137
Telephone +353 (0) 1 792 6000
Facsimile +353 (0) 1 792 6200
www.pwc.com/ie

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF AMARIN CORPORATION PLC

We have audited the group and parent company financial statements (the ‘‘financial statements’’) of Amarin Corporation plc for the year ended 31 December 2008 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statements of Changes in  Equity, the Accounting Policies and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose.  We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors’ Report,  and the unaudited Directors’ Remuneration Report, We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF AMARIN CORPORATION PLC

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion
In our opinion:

•
the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 December 2008 and of its loss and cash flows for the year then ended;

•
the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company’s affairs as at 31 December 2008 and cash flows for the year then ended;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and

•	the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers
Charted Accountants and Registered auditors
Dublin

22nd October 2009

Amarin Corporation plc

Consolidated Income Statement for year ended 31 December, 2008

		Total	Total
	Note	2008	2007 **
		$’000	$’000
Revenue		—	—
Gross Profit	5	—	—
Research and development expenses	7	(12,954)	(12,108)
Selling, general and administrative expenses	7	(15,226)	(19,841)
Impairment of intangible assets	6, 7	—	(8,784)
Total operating expenses		(28,180)	(40,733)
Operating loss		(28,180)	(40,733)
Finance income	10	9,627	2,279
Finance costs	11	(2,142)	(183)
Loss before taxation		(20,695)	(38,637)
Tax credit	13	674	837
Loss attributable to equity holders of the parent		(20,021)	(37,800)
		U.S. Cents	U.S. Cents
Basic loss per ordinary share*	15	(0.91)	(3.86)
Diluted loss per ordinary share*	15	(0.91)	(3.86)

•	*Basic and diluted loss per share information is adjusted for our one-for-ten share consolidation, effective 1 January, 2008. See note 15 for further information.

•	**2007 figures have been restated. Please see note 37 for details.

The accompanying notes on pages 36-99 are an integral part of the financial statements.

Amarin Corporation plc

Balance Sheets at 31 December, 2008

		Group		Company
	Note	2008	2007 *	2008	2007	*
		$’000	$’000	$’000	$’000
Non-current assets
Property, plant and equipment	17	595	595	5	19
Intangible assets	16	19,916	19,916	19,916	19,916
Investments in subsidiaries	18	—	—	62,257	60,136
Available for sale investments	21	6	15	6	15
Total non-current assets		20,517	20,526	82,184	80,086

Current assets
Inventory	19	—	—	—	—
Current tax recoverable	20	674	1,704	—	—
Other current assets	20	1,227	1,721	533	1,059
Cash on short-term deposits		3,000	—	3,000	—
Cash and cash equivalents		11,239	18,303	9,550	17,298
Total current assets		16,140	21,728	13,083	18,357
Total assets		36,657	42,254	95,267	98,443

Non-current liabilities
Borrowings	22	—	2,051	—	2,051
Provisions	26	627	606	77	606
Derivative financial liability	29	—	2,108	—	2,108
Other liabilities	25	24	36	—	—
Total non-current liabilities		651	4,801	77	4,765

Current liabilities
Trade payables	23	1,955	3,462	447	841
Accrued expenses and other liabilities	23	3,782	6,733	1,564	3,430
Provisions	26	334	461	308	461
Other current derivative financial liabilities	24,29	1,037	—	1,037	—
Total current liabilities		7,108	10,656	3,356	4,732
Total liabilities		7,759	15,457	3,433	9,497

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	28	25,928	12,942	25,928	12,942
Share premium		152,273	147,171	152,273	147,171
Share based payment reserve	30	19,564	14,931	19,564	14,931
Warrant reserve		9,918	10,823	9,918	10,823
Equity component of 8% convertible debt		—	145	—	145
Capital redemption reserve		27,633	27,633	27,633	27,633
Treasury shares		(217)	(217)	—	—
Foreign currency translation reserve		(2,435)	(1,836)	(20,390)	832
Retained earnings		(203,766)	(184,795)	(123,092)	(125,531)
Total shareholders’ equity		28,898	26,797	91,834	88,946
Total shareholders’ equity and liabilities		36,657	42,254	95,267	98,443

•	*2007 figures have been restated. Please see note 37 for details.

The accompanying notes on pages 36-99 are an integral part of the financial statements.

T G Lynch
Director
22 October 2009

Amarin Corporation plc

Consolidated Statement of Changes in Equity for the year ended 31 December, 2008

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
At 1 January, 2007	7,990	139,313	4,824	10,009	—	27,633	(217)	(1,261)	(149,723)	38,568
Share issuances	4,952	14,032	—	—	—	—	—	—	—	18,984
Share issuance costs	—	(948)	—	—	—	—	—	—	—	(948)
Share based payments	—	—	10,107	—	—	—	—	—	—	10,107
Warrant issue/exercise	—	(2,498)	—	814	—	—	—	—	—	(1,684)
Strike off of subsidiary	—	(2,728)	—	—	—	—	—	—	2,728	—
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	—	145
Recognised income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(575)	—	(575)
Net loss recognised directly in equity	—	—	—	—	—	—	—	(575)	—	(575)
Loss for the year	—	—	—	—	—	—	—	—	(37,800)	(37,800)
Total recognised income and expense	—	—	—	—	—	—	—	(575)	(37,800)	(38,375)
At 31 December , 2007 and 1 January, 2008 *	12,942	147,171	14,931	10,823	145	27,633	(217)	(1,836)	(184,795)	26,797
Share issuances	12,986	17,014	—	—	—	—	—	—	—	30,000
Share issuance costs	—	(3,693)	—	—	—	—	—	—	—	(3,693)
Share based payments	—	—	4,633	—	—	—	—	—	—	4,633
Fair value of option (1)	—	(8,219)	—	—	—	—	—	—	—	(8,219)
Expiration of warrants	—	—	—	(905)	—	—	—	—	905	—
Release of equity on 8% convertible debt	—	—	—	—	(145)	—	—	—	145	—
Recognised income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(599)	—	(599)
Net loss recognised directly in equity	—	—	—	—	—	—	—	(599)	—	(599)
Loss for the year	—	—	—	—	—	—	—	—	(20,021)	(20,021)
Total recognised income and expense	—	—	—	—	—	—	—	(599)	(20,021)	(20,620)
At 31 December, 2008	25,928	152,273	19,564	9,918	—	27,633	(217)	(2,435)	(203,766)	28,898
The accompanying notes on pages 36-99 are an integral part of the financial statements.

(1)
Retained earnings include $7.714 million relating to the movement in fair value of the derivative financial liability (see note 24 for further details).  This amount will be transferred to share premium on the conclusion of this option.

*2007 figures have been restated. Please see note 37 for details.

Amarin Corporation plc

Company Statement of Changes in Equity for the year ended 31 December, 2008

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At 31 December, 2006 and 1 January, 2007	7,990	136,587	4,824	10,009	—	27,633	683	(128,194)	59,532
Share issuances	4,952	14,032	—	—	—	—	—	—	18,984
Share issuance costs	—	(950)	—	—	—	—	—	—	(950)
Share based payments	—	—	10,107	—	—	—	—	—	10,107
Warrant issue/exercise	—	(2,498)	—	814	—	—	—	—	(1,684)
Adjustment on asset acquisition	—	—	—	—	—	—	—	(371)	(371)
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	145
Recognised income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	149	—	149
Net loss recognised directly in equity	—	—	—	—	—	—	149	—	149
Profit for the year	—	—	—	—	—	—	—	3,034	3,034
Total recognised income and expense	—	—	—	—	—	—	149	3,034	3,183
At 31 December, 2007 and 1 January 2008*	12,942	147,171	14,931	10,823	145	27,633	832	(125,531)	88,946
Share issuances	12,986	17,014	—	—	—	—	—	—	30,000
Share issuance costs	—	(3,693)	—	—	—	—	—	—	(3,693)
Share based payments	—	—	4,633	—	—	—	—	—	4,633
Fair value of option (1)	—	(8,219)	—	—	—	—	—	—	(8,219)
Expiration of warrants	—	—	—	(905)	—	—	—	905	—
Release of equity component of 8% convertible debt	—	—	—	—	(145)	—	—	145	—
Foreign currency translation adjustment	—	—	—	—	—	—	(21,222)	—	(21,222)
Net loss recognised directly in equity	—	—	—	—	—	—	(21,222)	—	(21,222)
Profit for the year	—	—	—	—	—	—	—	1,389	1,389
Total recognised income and expense	—	—	—	—	—	—	(21,222)	1,389	(19,833)
At 31 December, 2008	25,928	152,273	19,564	9,918	—	27,633	(20,390)	(123,092)	91,834

The accompanying notes on pages 36-99 are an integral part of the financial statements

(1)
Retained earnings include $7.714 million relating to the movement in fair value of the derivative financial liability (see note 24 for further details).  This amount will be transferred to share premium on the conclusion of this option.

*2007 figure have been restated. Please see note 37 for details.

Amarin Corporation plc

Cash Flow Statements for the year ended 31 December, 2008

		Group		Company
	Note	2008	2007 *	2008	2007 *
		$’000	$’000	$’000	$’000
Cash flows from operating activities
(Loss)/Profit after tax		(20,021)	(37,800)	1,389	3,034
Adjustments:
Depreciation of property, plant and equipment	17	251	217	13	20
Amortisation of intangible assets	16	—	169	—	58
Impairment of investment in subsidiary	18	—	—	—	4,593
Impairment of intangible assets	16	—	8,784	—	3,707
Impairment of property, plant and equipment	17	1	—	1	—
Impairment of available for sale investment	21	9	3	9	3
Share based payments	18, 30	4,633	5,001	830	(640)
Share based payments — warrants	30	—	275	—	275
Effect of exchange rate changes on assets/liabilities and other items*		335	(560)	657	(858)
Interest received	10	(374)	(1,252)	(341)	(1,197)
Interest expense	11	819	176	819	176
Interest paid on finance leases		4	4	—	—
Decrease/(increase) in other current assets		494	(250)	526	10
(Decrease)/increase in current liabilities		(3,955)	(1,359)	(1,755)	1,238
Gain on strike off of subsidiaries	18	—	—	—	(14,085)
(Decrease)/increase in provisions		(106)	797	(682)	797
Fair value gain on derivative financial liability through income statement	10	(9,289)	(397)	(9,289)	(397)
R&D tax credit	13	(674)	(837)	—	—
Cash expended on operating activities		(27,873)	(27,029)	(7,823)	(3,266)
Tax refund		1,481	750	—	—
Net cash outflow from operating activities		(26,392)	(26,279)	(7,823)	(3,266)
Cash flows from investing activities
Purchase intangible assets		—	(5,810)	—	(5,810)
Interest received	10	374	1,252	341	1,197
Investment in subsidiaries	18	—	—	(19,549)	(22,288)
Purchases of property, plant and equipment		(317)	(415)	—	(14)
Net cash inflow/(outflow) from investing activities		57	(4,973)	(19,208)	(26,915)
Cash flows from financing activities
Proceeds from issue of share capital	28	30,000	9,685	30,000	9,685
Proceeds on the issue of convertible debentures	22	—	2,750	—	2,750
Repayment of convertible debt	22	(2,750)	—	(2,750)	—
Expenses on issue of share capital		(3,693)	(285)	(3,693)	(285)
Expenses on issue of convertible debentures		—	(20)	—	(20)
Repayment of finance lease		(12)	(7)	—	—
Net cash inflow from financing activities		23,545	12,123	23,557	12,130

Net decrease in cash and cash equivalents		(2,790)	(19,129)	(3,474)	(18,051)
Cash and cash equivalents at the beginning of the year		18,303	36,802	17,298	34,719
Exchange rate gains on cash and cash equivalents		(1,274)	630	(1,274)	630
Cash and cash equivalents at end of year		14,239	18,303	12,550	17,298

The accompanying notes on pages 36-99 are an integral part of the financial statements.

o	*2007 figures have been restated. Please see note 37 for details.

Amarin Corporation plc

Notes to the financial statements for the year ended 31 December, 2008

1.           Going concern and basis of preparation

Going concern and liquidity

At 31 December, 2008, Amarin had a cash balance of $14.2 million.  On 19 October, we announced the completion of a private placement of units for $70 million, see note 35,”Post balance sheet events”.  Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from 22 October, 2009.  The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis.  This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

Basis of preparation

Amarin Corporation plc (formerly Ethical Holdings plc) is a public limited company with its primary stock market listing in the U.S. on the NASDAQ Capital Market. Amarin was originally incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, and re-registered in England as a public limited company on March 19, 1993.

Our registered office is located at 110 Cannon Street, London, EC4N 6AR, England. Our principal executive offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland and our telephone number is +353−1−6699010. Our principal research and development facility is located in Mystic, Connecticut, USA.

The Consolidated and Parent Company Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“E.U.”) and IFRS as issued by the International Accounting Standards Board (“IASB”) and the Companies Act 2006.

The Consolidated and Parent Company Financial Statements are presented in U.S. Dollars rounded to the nearest thousand, being the functional and presentation currency of the Parent Company.  They are prepared on the historical cost basis of accounting as modified by the revaluation of available-for-sale financial assets and derivative financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS as adopted by the E.U. and as issued by the IASB requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated and Parent Company Financial Statements are disclosed in note 3.

(a)  Interpretations effective in 2008 relevant to the Group

IFRIC 11, “IFRS 2 – Group and treasury share transactions”, provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the Parent and Group companies. This interpretation does not have a material impact on the Group’s financial statements.

(b) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, the following standards, amendments and interpretations to existing standards that are relevant to the Group were in issue but not yet effective or adopted by the Group:

Amendment to IFRS 2, “Share-based payment: vesting conditions and cancellations” (effective retrospectively for annual periods beginning on or after 1 January, 2009) (the “Amendment to IFRS 2”).  This amendment clarifies the accounting treatment of vesting conditions and cancellations. The directors have undertaken an initial assessment of the financial effects of applying IFRS 2(R) and the potential impact of this amendment on the 2008 comparative disclosures in the 2009 Annual Report is expected to be an increase in intangible assets of $1.215 million and correspondingly an increase in the share-based payment reserve of $1.215 million.  Specifically, this arises in respect of the fair value attributable to the Milestone Ib equity-settled share-based payment component of the Ester Neurosciences Limited asset acquisition which occurred on 5 December, 2007 (see notes 4 and 35 for details). Under the Amendment to IFRS 2, Milestone Ib is determined to be a non-vesting condition.  Non-vesting conditions are taken into account in measuring the grant date fair value of share-based payments and there is no true-up for differences between expected and actual outcomes in subsequent periods.

IAS 23, (Amendment), “Borrowing Costs” (effective from 1 January, 2009).  The amendment to the standard requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset.  The option of immediately expensing those borrowing costs will be removed. The Group will apply IAS 23 (Amended) from 1 January, 2009 but it is currently not applicable to the Group as the Group has no borrowings and accordingly there are no qualifying assets;

IAS 32 and IAS 1 (Amendment) “Puttable financial instruments and obligations arising on liquidation”, (effective from 1 January, 2009). The amendments require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of net assets of the entity only on liquidation to be classified as equity. The Group will apply IAS 32 and IAS 1 (Amendment) from 1 January, 2009 but it is currently not applicable to the Group;

IFRS 8, “Operating Segments” (effective from 1 January, 2009).  This standard will replace IAS 14 “Segment Reporting”, and will require additional disclosures relating to operating segments than those currently required. The Group will apply this revised standard from the effective date;

IAS 36 (Amendment), “Impairment of assets” (effective from 1 January, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the amendment and provide the required disclosure where applicable for impairment tests from 1 January, 2009;

IAS 19 (Amendment), “Employee benefits” (effective 1 January, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37 “Provisions, contingent liabilities and contingent assets” requires contingent liabilities to be disclosed, not recognised. IAS 19 has been amended to be consistent. The Group will apply IAS 19 (Amendment) from 1 January, 2009 but it is currently not applicable to the Group;

IFRS 3 (Revised), “Business combinations”, (effective from 1 July, 2009).  The standard continues to apply the acquisition method to business combinations, with some significant changes.  These changes include a requirement that all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured through income.  Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to minority interest.  All transaction costs will be expensed. The Group will apply this revised standard from the effective date;

•
Amendment to IAS 1 “Presentation of financial statements (Revised)” (effective date from 1 January, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will have an impact on the presentation of the financial statements of the group. However, this is not expected to be significant;

•
Amendment to IAS 27 “Consolidated and Separate financial statements” (effective date 1 July, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The introduction of this amendment is not expected to be significant;

There are a number of minor amendments to IFRS 7, “Financial instruments: Disclosures”, IAS 8 “Accounting policies, changes in accounting estimates and errors”, IAS 10 “Events after the reporting period”, IAS 18, “Revenue” and IAS 34, “Interim financial reporting”, which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments are unlikely to have a significant impact on the Group’s financial statements and are not expected to be significant;

•
IFRIC Interpretation 15 “Agreements for the construction of real estate” (effective date 1 January, 2009), IFRIC Interpretation 17 “Distribution of non cash assets to owners” (effective date 1 July, 2009) and IFRIC Interpretation 18 “Transfers of assets from customers” (effective date 1 July, 2009) are effective in 2009 but will have no impact on the Groups financial statements.

With the exception of IFRS 2, the Group believe the initial application of these new standards, amendments and interpretations will not have a material impact on the Consolidated and Parent Company Financial Statements.

2. Summary of significant accounting policies

The financial statements have been prepared in accordance with the Companies Act 2006 and applicable international financial reporting standards.  The significant accounting policies adopted by Amarin Corporation plc (“the Group”), have been consistently applied to all years presented unless otherwise indicated and are as follows:

(a) Basis of consolidation

The Consolidated Financial Statements include the parent and all its subsidiary undertakings.  Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Control generally accompanies a shareholding of more than one half of the voting rights.  The financial statements of subsidiary companies are included in the Consolidated Financial Statements from the date of acquisition.

All inter-company account balances, transactions, and any unrealised gains and losses or income and expenses arising from inter-company transactions have been eliminated in preparing the Consolidated Financial Statements.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The purchase method of accounting is used in accounting for the acquisition of subsidiaries by the Group.  The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred at the date of exchange, plus costs directly attributable to the acquisition.  On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities acquired.  Goodwill arises when the fair value of the consideration given for a business exceeds the fair value of such assets, liabilities and contingent liabilities acquired.  Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable.

Contingent consideration is recognised as an additional cost of an acquisition when it can be measured reliably and it is probable that an outflow of economic benefit will be required.  The fair value of the contingent component is determined at the time of recognition through discounting the amounts payable to their present value.  Contingent consideration for equity settled payments are determined using a Monte Carlo model.

(b) Intangible assets and research and development expenditure

In-process research and development

Acquired in-process research and development (“IPR&D”) is stated at cost less accumulated amortisation and impairments.  Acquired IPR&D arising on acquisitions is capitalised and amortised on a straight-line basis over its estimated useful economic life, which is the patent life of the intangible asset.  The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D.

Cost is defined as the amount of cash or cash equivalents paid, or the fair value of other consideration given.  When IPR&D is acquired and the consideration is settled using the company’s equity instruments, the IPR&D is stated at fair value at the date of acquisition.  In cases where the fair value of the IPR&D acquired cannot be measured reliably, the fair value capitalised at the date of acquisition is measured by reference to the fair value of the equity instruments granted as consideration.

Capitalisation policy

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the following criteria are fulfilled:  completing the asset so it will be available for use or sale is technically feasible; management intends to complete the intangible asset and use or sell it; an ability to use or sell the intangible asset; it can be demonstrated how the intangible asset will generate probable future economic benefits; adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and the expenditure attributable to the intangible asset during its development can be reliably measured.  To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Intangible assets not yet available for use are not subject to amortisation but are tested for impairment at least annually.  An impairment loss is recognised if the carrying amount of an asset exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use.

Research and development expenditure

On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy.  Clinical trial costs are expensed to the income statement on a systematic basis over the estimated life of trials to ensure the costs charged reflect the research and development activity performed.  To date, all research and development costs have been written off as incurred and are included within operating expenses, as disclosed in Note 7.  Research and development costs include staff costs, professional and contractor fees, inventory, and external services.

Impairment of intangible assets

Intangible assets not yet available for use are not subject to amortisation but are tested for impairment annually.  Additionally, assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Value in use assumes intangible assets will be developed and generate revenue and cash flows.  Value in use is calculated by discounting the expected future cash flows.  For the purposes of impairment, assets are grouped into cash-generating units and an impairment charge is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognised in the income statement.  Impairment losses recognised in respect of cash-generating units are allocated to reduce assets in the unit (group of units) on a pro-rata basis.

An impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.  Non-financial assets that suffer impairment are reviewed for possible reversal of the impairment at each reporting date.

See note 16 for further information.

(c) Exceptional items

Exceptional items are those material items which, by virtue of their size or incidence, are presented separately in the financial statements to enable a full understanding of the Group’s financial performance. Transactions which may give rise to exceptional items include the impairment of intangible assets, litigation, and restructuring of business activities. Judgment is used by the Group in assessing exceptional items.

(d) Foreign currency

Functional and presentation currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).  The Consolidated Financial Statements are presented in U.S. Dollars, which is the Parent Company’s functional and presentation currency.

Transactions and balances

Transactions in foreign currencies are recorded at the average exchange rate prevailing in the month of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.  Foreign exchange gains and losses resulting from the settlement of such transactions are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity.

Monetary items that are receivable or payable to a foreign operation are treated as a net investment in the foreign operation by the Company as settlement is neither planned nor likely to occur in the foreseeable future.  On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to equity.  When a foreign operation is partially disposed or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue

Revenue from technology licensing to third parties is recognised when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, when there is no future obligation with respect to the revenue and receipt of the consideration is probable, in accordance with the terms prescribed in the applicable contract.

 (f) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Subsequent costs are included in the assets carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognised.  All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Depreciation is calculated using the straight line method to write down the value of assets to their residual value over their estimated useful lives as follows:

Plant and equipment	5-10 years
Short leasehold	5-10 years
Fixtures and fittings	5 years
Computer equipment	3 years

(g) Trade Payables

Trade and other payables are initially recognised at fair value and subsequentially measured at amortised cost, which approximates to fair value given the short nature of these liabilities.

 (h) Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less any provision for impairment.  Cost includes loans advanced to/received from subsidiary undertakings that are considered to form part of the net investment in the subsidiary undertakings.  Investments in subsidiaries also include the cost of recharges to subsidiary undertakings for share based payment expense incurred by the Parent Company.

(i) Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs.  Such costs are expensed as incurred.

(j) Marketing costs

Marketing costs are expensed as incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.  Inventory held for research and development is written off when acquired unless capitalised.

(l) Leases

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to the Group (finance lease), are capitalised.  Upon initial recognition, a finance lease is capitalised at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease.  The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease.  Subsequent to initial recognition the property, plant and equipment acquired under the finance lease is accounted for in accordance with the accounting policy applicable to the asset.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases which are not finance leases are considered operating leases.  Rental payments on operating leases are expensed on a straight-line basis over the term of the lease.

(m) Available for sale financial assets

Available for sale financial assets are non-derivative assets that are either designated in this category or not classified in any other category.  Equity securities are classified as available for sale.  They are measured on initial recognition and subsequently at fair value within non-current assets.  Fair value gains or losses are recognised directly in equity.  A significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired.

If any such evidence exists, the accumulated fair value adjustments recognised in equity are included in the income statement as gains or losses from investments.  Impairment losses recognised in the income statement on available for sale securities are not reversed through the income statement if there is a subsequent increase in value.  Available for sale financial assets are classified in non-current assets as management does not intend to dispose of the assets during the next 12 months.

(n) Derivative financial liabilities

Derivative Financial liabilities

Derivative financial liabilities on initial recognition are recorded at fair value, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognised in the income statement at each period end.  The Group derecognises the derivative financial liability, and recognises a gain in the income statement when its contractual obligations are cancelled or expired.  If the Group issues shares to discharge the liability, the derivative financial liability is derecognised and share premium is recognised on the issuance of those shares.

Where the options and warrants give rise to obligations to issue ordinary shares, other than on the exchange of a fixed amount of cash or another financial asset for a fixed number of shares, they are classified as financial liabilities on the balance sheet.  Where these instruments meet the definition of derivatives they are included at fair value on the balance sheet at each reporting year end, with the resulting unrealised gains or losses being recorded in the income statement.

In both situations, at settlement date the carrying value of the options and warrants are transferred to equity.  The cash proceeds received from shareholders for additional shares are recorded in the share capital and share premium account.

See notes 24 and 29 for further information.

(o) Current and deferred taxation

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is calculated using the liability method, based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases.  However, the deferred tax is not accounted for as it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

(p) Borrowings

Convertible debentures

The fair value of the liability portion of a convertible debenture is determined using a market interest rate for an equivalent non-convertible debenture.  This amount is recorded as a liability on an amortised cost basis until extinguished on conversion, redemption or maturity of the debentures.  The remainder of the proceeds is allocated to the conversion option.  This is recognised and included in shareholders’ equity, net of income tax effects.

 (q) Employee benefits

Pension obligations and vacation pay

The Group accounts for pensions and other employee benefits under IAS 19 “Employee benefits”.  Short-term employee benefits including vacation pay are accrued for in the period in which the related employee service is rendered.

The Group operates a defined contribution benefit plan.  For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis.  The Group has no further payment obligations once the contributions have been paid.  The contributions are recognised as employee benefit expense when they are due.  Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.  The Group provides no other post retirement benefits to its employees.

 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits.  The Group recognises termination benefits when it is demonstrably committed to either:  terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal:  or providing termination benefits as a result of an offer made to encourage voluntary redundancy.  Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

Share based payments

The Group operates an equity-settled, share based payments plan.  The fair value of the employee services received in exchange for the grant of the options is recognised as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.  Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.  At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.  It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.
When the Group modifies share options and the fair value of the options granted increases, the incremental fair value granted is recognised over the remaining vesting period.  The incremental fair value is calculated as the difference between the fair value of the modified option and that of the original option, both estimated at the date of the modification.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings is treated as a capital contribution in the books of the subsidiary.  The fair value of employee services received by the subsidiary, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

Provision is made for employer’s National Insurance and similar taxes that arise on the exercise of certain share options, calculated using the market price at the balance sheet date.

In transactions where the Group receives goods and services from non-employees in exchange for its equity instruments, the corresponding increase in equity is measured at the fair value of the goods and services received.

(r) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and for the purposes of the cashflow statement, bank overdrafts are included within cash and cash equivalents.  Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(s) Provisions and contingencies

A provision is recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and it is reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Included in provisions are onerous leases.

A contingent liability is disclosed where the existence of the obligation is considered more than remote.

Contingent consideration payable under collaborative agreements is recognised when it is probable that any cash flow of economic benefit will be required and can be measured reliably.  Payments relating to the funding of research are expensed and payments relating to the acquisition of an asset are capitalised.  Provisions are re-measured at each balance sheet date based on the best estimate of the settlement amount.

See note 26 for further information.

(t) Finance income and costs

Finance income comprises interest income on cash and cash equivalents, gains on the disposal of available for sale financial assets, gains on fair value movements of derivative financial instruments and foreign currency gains on financing activities.  Interest income is recognised on a time proportion basis using the effective interest method.

Finance costs comprise foreign currency losses incurred on financing activity, impairment losses on financial assets and borrowing costs.  Borrowing costs are allocated to financial reporting periods over the effective life of the related borrowings using the effective interest method.

(u) Share capital

(i)           Ordinary shares

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new ordinary shares, options or warrants are recognised as a deduction from share premium account in equity.

(ii)           Treasury shares

When share capital recognised as equity is repurchased, it is classified as treasury shares, with the amount of the consideration paid, including directly attributable costs, being recognised as a reduction from equity.  When such shares are subsequently re-issued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity.

(iii)           Warrants and options granted in connection with ordinary share issuances

Where at the time of an ordinary share issuance the Group grants shareholders warrants or options to acquire additional shares, the total consideration received is apportioned on a fair value basis between that relating to the issued shares, which is recorded in share capital and share premium account, and the warrants or options.

Where the options or warrants give rise to an obligation for the Group to issue, if called to do so, a fixed number of shares for a fixed amount of money in functional currency terms, then the options or warrants are classified into a separate component in equity.

 (iv)           Preference shares

Issued Preference Shares are classified as equity.  As at 31 December, 2007, Amarin had 440,855,934 Preference Shares of £0.05 each forming part of its authorised share capital. On May 16, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:

80 of the 5 pence Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of 50 pence each; and

the Preference Shares with a nominal value of 50 pence each to be issued and allotted to subscribers shall be known as “Series A Preference Shares”.

See note 28 for further information on the Preference Shares.

(v) Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its own ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share options and warrants granted.  If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalisation, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively.  If these changes occur after the balance sheet date but before the financial statements are authorised for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged in either providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.  The Group’s primary reporting segment is currently based on geographic location.

(x) Capital redemption reserve

The capital redemption reserve is comprised of deferred shares previously in issue, which were cancelled.

(y) Patent costs

The Group undertakes to protect its intellectual property using patent applications.  Costs associated with such applications are written off as incurred where they relate to ongoing development expenditure that is also not capitalised.

Acquired patent costs arising on acquisitions are capitalised and amortised on a straight-line basis over its estimated useful economic life.  The useful economic life commences upon generation of economic benefits relating to the acquired patent.

3.           Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of intangible assets

Intangible assets relate to the asset acquisition of Ester Neurosciences Limited on December 5, 2007 (“EN101”).  The carrying value of the intangible asset comprises Amarin Common Stock issued, cash paid and Amarin Common Stock to be issued under the achievement of certain milestones.  The Group used certain judgments when determining the probability and timing of contingent consideration payable.

Intangible assets not yet available for use (i.e. EN101) are not subject to amortisation but are tested for impairment annually.  An impairment loss is recognised if the carrying amount of the asset exceeds its recoverable amount.  The recoverable amount is determined using a value in use methodology which is arrived at by discounting the expected future cash flows of the intangible asset. Management judgment is required in forecasting the revenue potential of a successful product, the probability that the product can be developed and the ability to secure a partnering arrangement and in selecting an appropriate discount rate, see note 16 for details for estimates and assumptions relating to the value in use calculation for EN101.

Fair value of derivatives and other financial instruments

Derivative financial liabilities are recorded at fair value on initial recognition, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognised in the income statement at each period end. The fair value of derivative financial liabilities is determined using binomial valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. See notes 24 and 29 for further information on our valuation techniques and assumptions in fair valuing the Group’s derivative financial liabilities.

Carrying value of investment in subsidiaries

The carrying value of the Company’s investment in subsidiaries is tested when there is a triggering event.  The Company uses the present value of future cash flows of their products to determine whether an impairment provision is required.  These cash flows assume the Company’s products will be approved by the FDA and/or EMEA and will be capable of generating revenues directly for the Group on out-licensing arrangements. Management judgment is required in forecasting the revenue potential of a successful product, the probability that the product can be developed and the ability to secure a partnering arrangement and in selecting an appropriate discount rate. See note 18 for further information.

Going concern

See note 1.

Milestone and royalty payments

Judgement is also required in assessing the cost to Amarin of achieving triggering events such as milestones and settlement of royalty commitments. For the purpose of calculating the cost of investment and R&D expenditure management use their judgment to assess the probability that milestones/royalty commitments will be achieved. To the extent that they are not recognised, milestones and commitments are disclosed as financial commitments in note 32.

Share based payments

The Group operates an equity-settled, share based payments plan and enters into transactions where the consideration is settled with shares.  Management judgment is required in assessing the number of shares expected to vest, and the determination of the fair value of the awards.
See note 30 for further information.

Onerous lease

The group is party to a number of property leases. Where the group vacates premises during the term of the lease, management judgment is required in assessing whether the lease can be successfully sub let and is onerous.

Taxation

The Group is subject to income taxes in a number of jurisdictions. Provisions for tax liabilities require management to make judgments and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax laws and the likelihood of settlement. Where the final outcome is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets require management judgment in determining the amount to be recognised. In particular, significant judgment is used when assessing the extent to which deferred tax assets should be recognised, with consideration given to the timing and level of future taxable income in the relevant jurisdiction.

See note 13 for further information.

4.           Asset acquisitions

At the time of acquisition, Ester was accounted for as follows:

On 5 December, 2007, Amarin Corporation plc, declared its offer for the shares of Ester Neurosciences Limited (“Ester”) wholly unconditional and on that date acquired 100% of the outstanding Ester shares (the “Acquisition”).  Ester’s principal assets include rights to intellectual property relating to the treatment of Myasthenia Gravis (“MG”).  Ester was accounted for as an asset acquisition and as a result Ester’s net assets were included within the consolidated balance sheets at 31 December, 2008 and 31 December, 2007.  Since acquisition, the results of Ester from the date of acquisition are included in the income statement for the Company which has been consolidated into the Group income statement.

Purchase price

The purchase price consisted of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million (which was considered probable) for 100% of the outstanding shares of Ester.  The fair value of the Amarin common stock issued was $9 million.  This was based on the issue of 2.5 million shares and the closing price of Amarin common stock of $3.60, on 5 December, 2007, the date of the acquisition.  At the time of acquisition and under the original agreement, the achievement of Milestone Ia was considered to be probable and therefore was recognised as a cost of investment.  In accordance with IFRS 2, ‘Share-based payments’, Milestone Ia is an equity-settled share based payment transaction and has been valued at fair value of the equity instrument at the date of acquisition.  The resulting valuation (using a Monte Carlo model) of $4.8 million has been recognised in share based payment reserve (see note 30) and the corresponding intangible asset.  No amount was recognised in respect of additional milestones due under the original agreement, as their success was not deemed probable.

The preliminary purchase price for the acquisition of 100% of the outstanding shares of Ester is as follows:

$’000
Fair value of Amarin common stock issued	9,000
Fair value of cash paid	5,191
Fair value of Amarin common stock to be issued under Milestone Ia	4,756
Direct acquisition costs	1,340
Total preliminary purchase price	20,287

Under the asset acquisition method of accounting, the fair value of the consideration was allocated to net tangible assets based on their fair value with the remaining balance allocated to intangible assets.

Allocation of the costs of investment to the net assets

	Ester $’000	Adjustments $’000	Acquisition accounting $’000
Intangible assets	—	19,916	19,916
Property, plant and equipment	7	—	7
Net current assets	364	—	364
Net assets acquired	371	19,916	20,287

Consideration

	No. of Shares (‘000)	$	$’000
Fair value of Amarin common stock issued	2,500	3.60	9,000
Cash payment			5,191
Fair value of Amarin common stock to be issued under Milestone Ia			4,756
Direct acquisition costs			1,340
Cost of investment			20,287

The cost of the investment was allocated to the net tangible assets based on their fair value with the remaining balance allocated to intangible assets.  For all asset classes other than intangible assets, no fair value adjustment is required due to the nature of the assets and liabilities acquired and the proximity to settlement for the other current assets and liabilities.

On June 10, 2009 Amarin announced encouraging results from its exploratory Phase 2a study of EN101 in myasthenia gravis.  The completion of Phase 2a is the primary criteria required to achieve Milestone Ia.  The achievement of Milestone Ia was considered probable at time of acquisition and was recognised as part of the cost of investment and is included in the December 2008 balance sheet.

In June 2009, Amarin amended the Ester Neurosciences Limited (‘Ester’) acquisition agreement entered into in December 2007 with Medica, the former shareholders of Ester. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners. If Amarin fails to secure a partnering arrangement with a period of 21 months from the date of the amended agreement, (period can be extended to 27/30 months) Amarin can either reassume its research and development diligence obligations contained in the original agreement (this option expires at the 27 month extension) or at the request of Medica transfer its rights in the share capital of Ester, owner of the EN101 intellectual property and (referred to in note 16) back to Medica in full. The agreement also extinguishes in full the Company’s obligation to settle the milestone Ia consideration. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders. Please see note 35, Post Balance Sheet events for further details.

5.           Analysis by segment

For management purposes the Group is organised into three principal operating divisions based on the geographic operations of the Group:  U.K. and Ireland, US and Rest of World.  The information in the tables below is based on the origin of each segment’s activities and the location of their respective assets and liabilities.
	2008
	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000
Revenue	—	—	—	—
Operating expenses	(26,062)	(1,420)	(698)	(28,180)
Operating loss	(26,062)	(1,420)	(698)	(28,180)
Finance income	9,622	—	5	9,627
Finance costs	(2,142)	—	—	(2,142)
Loss before taxation	(18,582)	(1,420)	(693)	(20,695)
Tax credit	674	—	—	674
Loss for the year	(17,908)	(1,420)	(693)	(20,021)
Other segment items:
Impairment of property, plant and equipment	1	—	—	1

	2007
	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000
Revenue	—	—	—	—
Operating expenses	(40,571)	—	(162)	(40,733)
Operating loss	(40,571)	—	(162)	(40,733)
Finance income	2,279	—	—	2,279
Finance costs	(183)	—	—	(183)
Loss before taxation	(38,475)	—	(162)	(38,637)
Tax credit	837	—	—	837
Loss for the year	(37,638)	—	(162)	(37,800)
Other segment items:
Impairment of intangible assets	(8,784)	—	—	(8,784)
Impairment of property, plant and equipment	—	—	—	—

Assets and liabilities

	2008
	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000
Segment assets	16,244	263	20,150	36,657
Segment liabilities	(7,485)	(232)	(42)	(7,759)
Net assets	8,759	31	20,108	28,898
Other segment items:
Capital expenditure on property, plant and equipment	243	84	—	327
Depreciation	247	3	1	251

	2007
	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000
Segment assets	22,080	—	20,174	42,254
Segment liabilities	(15,408)	—	(49)	(15,457)
Net assets	6,672	—	20,125	26,797
Other segment items:
Capital expenditure on property, plant and equipment	444	—	—	444
Capital expenditure on intangible assets	—	—	20,287	20,287
Depreciation	217	—	—	217

The Group operates as one business segment, research and development.

6.           Exceptional operating expenses

	2008	2007
	$’000	$’000
Impairment of intangible assets	—	8,784
Redundancy	367	—
Property	—	—
Impairment of property, plant and equipment	—	—
Total	367	8,784

During 2008, we opened our new research and development headquarters in Connecticut, USA. This will result in a reduced headcount at our research and development facility at Oxford, U.K. We have fully provided for redundancy costs that will arise as a result of this relocation.

On April 24, 2007, we announced top-line results from Amarin’s two Phase 3 trials of AMR101 to treat

HD.  Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6 months of treatment.

While AMR101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase 3 trials, it was deemed appropriate to write off the AMR101 intangible asset.

7.           Operating expenses

	Note	2008	2007	**
		$’000	$’000
Selling, general and administrative expenses
Administrative and general expenses*		5,938	9,794
Employee benefit expenses		4,731	4,736
Depreciation of property, plant and equipment		251	217
Operating lease expenses		1,120	1,260
Amortisation of intangible assets		—	169
Restructuring costs	6	—	—
Share based payments	30	3,186	3,665
		15,226	19,841
Impairment of intangible assets	6	—	8,784
Total selling, general and administrative expenses		15,226	28,625
Research and development expenses
General research and development expenses		8,487	8,563
Employee benefit expenses		2,653	2,209
Restructuring costs	6	367	—
Share based payments	30	1,447	1,336
Total research and development expenses		12,954	12,108
Total operating expenses		28,180	40,733

Research and development costs include professional and contractor fees, materials and external services.
________________

*
Included in administration and general expenses in 2008 is a provision of $522,000 for an onerous lease on Gemini House, Ely, Cambridgeshire. The lease on the property expires in November 2014 and is currently sublet until January 2011.

**
Included in administrative and general expenses in 2007 is a termination payment of $908,000 to a former director and chief executive officer, Mr. Richard Stewart, and a provision of $957,000 relating to the lease of offices at Curzon Street, London, from which Amarin has vacated.

8.	Directors’ emoluments

	2008	2007
	$’000	$’000
Aggregate emoluments	1,437	3,688
Group pension contributions to money purchase schemes	47	90
	1,484	3,778

The Group paid or accrued pension contributions to money purchase pension schemes on behalf of three directors for 31 December, 2008 (year to 31 December, 2007: three directors).

Mr. Groom waived emoluments in respect of the year ended 31 December, 2008 amounting to $17,000 (year to 31 December, 2007: $50,000).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2008	2007	*
	$’000	$’000
Aggregate emoluments	616	1,517
Group pension contributions to money purchase schemes	27	60
	643	1,577

During each of the years ended 31 December, 2008 and 2007 no director exercised options.  During the year ended 31 December, 2008 no options were granted to directors (31 December, 2007: 7,500 options were granted to directors).  Options were granted in accordance with the Amarin 2002 Stock Option Plan (see note 29 for further details).

*Included in aggregate emoluments in 2007 was a termination payment of $908,000.

9.           Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2008 Number	2007 Number
Marketing and administration	16	17
Research and development	11	8
	27	25

	2008	2007
	$’000	$’000
Staff costs (for the above persons):
Wages and. salaries	6,331	6,075
Social security costs	505	566
Other pension costs	548	304
IFRS 2 share based payment	4,633	5,001
	12,017	11,946
At the end of 2008, the Group employed 28 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2008 Number	2007 Number
Marketing and administration	2	2

	2008	2007
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	743	677
Social security costs	9	121
Other pension costs	1	68
IFRS 2 share based payment	830	1,587
	1,583	2,453

At the end of 2008, the Company employed 1 person.
10.           Finance Income

	2008	2007
	$’000	$’000
Interest income on short term bank deposits	374	1,252
Fair value gains on derivative financial liabilities (see notes 24, 29)	9,289	397
Foreign exchange (losses)/gains	(36)	630
	9,627	2,279

Fair value gains on derivative financial liabilities relate to the movement in the fair value of the December 2007 warrants derivative financial liability and the May 2008 financing derivative financial liability of $1,575,000 and $7,714,000 respectively. For further information see notes 24 and 29.

For the year ended 31 December, 2007 the foreign exchange gain resulted primarily from the weakening of the U.S. Dollar against sterling.

11.           Finance costs

	2008	2007
	$’000	$’000
On future investment right	—	—
On finance leases	4	4
Notional interest on 8% convertible debentures (see note 22)	702	176
Coupon interest on 8% convertible debentures (see note 22)	117	—
Impairment on available for sale investments (see note 21)	9	3
Foreign exchange losses	1,310	—
	2,142	183

For the year ended 31 December, 2008, finance expense of $2.1 million comprises $1.0 million of foreign exchange losses on sterling cash balances due to the strengthening of the dollar against sterling in the period and $0.3 million exchange losses on euro cash balances due to the strengthening of the dollar against the euro in the period. Amarin holds some of its cash in sterling and euro to fund our expenditures in the U.K. and E.U and thus have no plans to convert their sterling cash balances into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Group expects to incur future cash outflows.

On 4 December, 2007 we entered into an agreement to issue three year 8% convertible debentures. The convertible debentures were subsequently redeemed in full in May 2008. The finance cost of $819,000 above includes $702,000 relating to the change in the amortised cost under the effective interest method and $117,000 of coupon interest paid on the 8% convertible debenture. See note 22 for further information.

12.           Loss before taxation

	2008	2007
	$’000	$’000
Loss before taxation is stated after charging/(crediting):
Depreciation/amortisation charge for the period:
Intangible assets	—	169
Owned property, plant and equipment	226	207
Property, plant and equipment held under finance leases	25	10
Auditors remuneration:
Auditor’s remuneration for audit of Company and consolidated statutory accounts	282	444

Auditor’s remuneration for audit of subsidiaries’ statutory accounts	32	72

Auditor’s service for Sarbanes Oxley	—	101
Other advisory services	13	52
Taxation Compliance services	29	43
Taxation Advisory services	117	88
Operating lease charges:
Plant and machinery	4	10
Other operating lease charges	1,120	1,250
Foreign exchange difference	211	(630)

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the Group’s external auditors and the approval processes related to them.

13.           Taxation

	2008	2007
	$’000	$’000
Tax on loss before taxation:
United Kingdom/Irish corporation tax at 20%:
current year	(674)	(837)
Total current tax credit	(674)	(837)
Total tax credit	(674)	(837)

The following items represent the principal reasons for the differences between corporate income taxes computed at the U.K. statutory tax rate and the total tax charge for the year.

	2008	2007
	$’000	$’000
Loss before taxation	(20,695)	(38,637)
Loss on ordinary activities multiplied by blended rate of corporate tax of 20%	(4,139)	(11,591)
Expenses not allowable for tax purposes	(1,235)	5,192
Earnings at passive and CGT rates	194	-
Losses carried forward	2,968	-
Unrecognised accelerated capital allowances and other timing differences	1,518	5,981
R&D Tax credit (rate difference)	677	734
Difference between UK/Irish and overseas tax rate	(657)	521
Total tax credit	(674)	(837)

In April 2008, the tax residency of Amarin Corporation plc migrated from UK to Ireland.

The corporate tax rate in the U.K. was 28% prior to the migration of residency to Ireland.  The corporate tax rate in Ireland is 12.5% for profits on trading activities and 25% for non-trading activities.  For the year ended 31 December, 2008 the blended tax rate was 20%. The corporate tax rate in UK and Israel is 28% and 27% respectively.

Tax losses carried forward in Amarin Corporation plc at 31 December, 2008 were $1,458,000 (31 December, 2007: $43,866,000) subject to confirmation by Irish tax authorities.  On migration all utilised tax losses ($35,209,000) have been extinguished. Tax losses carried forward in Amarin Neuroscience Limited at 31 December, 2008 were $43,369,000 (31 December, 2007: $43,364,000) subject to confirmation by U.K. tax authorities.

Tax losses carried forward in Amarin Pharmaceuticals Ireland Limited at 31 December, 2008 were $16,287,000 (31 December, 2007:  $13,778,000) subject to confirmation by Irish tax authorities.

Tax losses carried forward in Ester Neurosciences Limited at 31 December, 2008 were $9,882,000 (31 December, 2007 $9,189,000) subject to confirmation by Israeli tax authorities.

Tax losses carried forward in Amarin Pharmaceutical Inc. at 31 December, 2008 were $1,120,000 subject to confirmation by U.S. tax authorities.

Deferred tax (Group)

The Group has unrecognised deferred tax asset as follows:

	2008	2007
	$’000	$’000
Accelerated capital allowances	(135)	(19,409)
Temporary timing differences	(1,893)	(3,446)
Losses	(17,753)	(32,499)
	(19,781)	(55,354)

The tax residency of Amarin Corporation plc migrated to Ireland in early 2008.  Trading losses not utilised at the date of migration are no longer available for offset against taxable profits.

14.           Profit/(Loss) for the financial period

As permitted by section 408 of the Companies Act 2006, the Company’s Income Statement has not been included in these financial statements.  Of the consolidated loss attributable to the shareholders of Amarin Corporation plc, a profit of $1,389,000 (31 December, 2007: profit of $3,034,000) has been dealt with in the financial statements of the Company.

15.           Loss per ordinary share

The loss per ordinary share is as follows:

	2008	2007
	$’000	$’000
Loss for the financial year attributable to ordinary shareholders	(20,021)	(37,800)

	U.S. cents	U.S. cents
Basic loss per ordinary share	(0.91)	(3.86)
Diluted loss per ordinary share	(0.91)	(3.86)

	Number	Number
Weighted average number of ordinary shares in issue	22,063,974	9,783,595
Dilutive impact of convertible debentures	—	—
Dilutive impact of share options and warrants outstanding	—	—
Diluted average number of ordinary shares in issue	22,063,974	9,783,595

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. In 2008, 20,079 shares (2007:  20,079 shares) have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the year.

Diluted

Diluted loss per share is calculated by dividing the loss for the year by the weighted average number of Ordinary Shares outstanding to assume conversion of all potentially dilutive shares.  Potentially dilutive shares, including share options, warrants and convertible debt on an as-if-converted basis. The Group reported a net loss from continuing operations in 2008 and 2007. None of the Group’s contingently issuable shares were dilutive as they would have decreased the loss per share in all periods. The Group has 4,792,325 contingently issuable shares as at 31 December, 2008.  None of the Group’s contingently issuable shares granted since 31 December, 2008 are dilutive as they would have decreased the loss per share in all periods.

On 18 January, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. The shares and share information above has been adjusted to reflect this share consolidation.

16.           Intangible assets

Group
IPR&D
$’000
Cost
At 1 January, 2007	14,096
Acquisitions	19,916
Impairments	(14,096)
At 31 December, 2007, 1 January, 2008 and 31 December, 2008	19,916
Amortisation
At 1 January, 2007	4,460
Charge for the year	169
Elimination on impairments	(4,629)
At 31 December, 2007, 1 January, 2008 and 31 December, 2008	—
Net book value at 31 December, 2008	19,916
Net book value at 31 December, 2007	19,916

Company
IPR&D
$’000
Cost
At 1 January, 2007	7,238
Acquisitions	19,916
Impairments	(7,238)
At 31 December, 2007, 1 January, 2008 and 31 December, 2008	19,916
Amortisation
At 1 January, 2007	3,473
Charge for the year	58
Elimination on impairments	(3,531)
At 31 December, 2007, 1 January, 2008 and 31 December, 2008	—
Net book value at 31 December, 2008	19,916
Net book value at 31 December, 2007	19,916

On 5 December, 2007, Amarin Corporation plc declared its offer for the shares of Ester wholly unconditional and on that date acquired 100% of the outstanding Ester shares (the “Acquisition”).  The acquisition was accounted for as an asset acquisition.  In June, 2009, Amarin signed an Amendment and Waiver agreement with the former shareholders of Ester, see note 35 for further information.  On acquisition, the carrying value of the Ester intangible asset (“EN101”) at December 5, 2007 was supported by a discounted future cash flow model.  EN101 is protected by a granted composition of matter patent in the U.S. which extends to 2022.

Impairment of intangible assets

We reviewed the carrying value of the Ester intangible asset at 31 December, 2008 for impairment and no adjustments are required.

Intangible assets not yet available for use (i.e. EN101) are not subject to amortisation but are tested for impairment annually.  An impairment loss is recognised if the carrying amount of the asset exceeds its recoverable amount.  The recoverable amount is determined using a value in use methodology which is arrived at by discounting the expected future cash flows of the intangible asset for a 10 year period based on patent life. These cash flows, which reflect the risks and uncertainties associated with the assets, are then discounted at an appropriate rate to net present value.

Net present values involve highly sensitive estimates and assumptions specific to the nature of our activities with regard to:
•	The amount and timing of projected future cash flows;
•	The selected discount rate;
•	The outcome of research and development activities (compound efficacy, results of clinical trials, etc.);
•	The amount and timing of projected costs to develop EN101 into commercially viable products;
•	The probability of obtaining regulatory approval;
•	Long-term sales forecasts; and
•	Sales erosion rates after the end of patent protection and timing of the entry of generic competition.

Factors that could result in shortened useful lives or impairments include:
•	Negative outcome from research and development activities with EN101;
•	Failure to obtain regulatory approval;
•	Failure to secure a development and marketing partner;
•	Failure to maintain a license from the licensor, and
•	Lower than anticipated future sales for EN101.

We have adopted a uniform method for assessing EN101. Typically three probability-weighted scenarios are used, which reflect the risks and uncertainties associated with the asset.

Discount rates used in these scenarios are based on our weighted average cost of capital, which are then probability adjusted to reflect specific risks associated with our industry.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values which are derived using discounting techniques. Key assumptions include:

Discount rate	15%
Probability of success	15-30%
Peak penetration rate	49%
Population growth rate	0.4% to 0.6%
Prevalence	14/100,000

Discount rate is based on the weighted average cost of capital to Amarin. Probability of success is based on management’s best estimate of the likelihood that the product will achieve FDA approval, based on the results of its exploratory Phase IIa trial. Peak penetration rate has been estimated using management’s knowledge of the industry and the attributes of the product and alternative treatments on the market.

Population growth and prevalence are based on industry information.

A sensitivity analysis was performed using a discount rate of 20% and resulted in an excess in the recoverable amount of the intangible asset over its carrying amount.  The probability rate could be reduced by in excess of 5% without impairing the asset.

2007 Impairment

On April 24, 2007, we announced top-line results from Amarin’s two Phase 3 trials of AMR101 to treat HD.  Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6 months of treatment.  While AMR101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase 3 trials, it was deemed appropriate to write off the AMR101 intangible asset.  See note 6 for further information.

Of the impairment of $9,467,000 booked in 2007, $8,784,000 was recognised in the income statement and $683,000 was recognised in the foreign currency translation reserve.

17.           Property, plant and equipment

Group

Cost	Short leasehold	Plant and equipment	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000
At 1 January, 2007	109	16	29	476	630
Additions	152	76	8	232	468
Disposals	—	—	—	—	—
Foreign exchange adjustments	3	3	5	19	30
At 31 December, 2007 and at 1 January, 2008	264	95	42	727	1,128
Additions	—	26	15	286	327
Disposals	—	—	—	(265)	(265)
Foreign exchange adjustments	(18)	(6)	(3)	(48)	(75)
At 31 December, 2008	246	115	54	700	1,115
Accumulated depreciation
At 1 January, 2007	4	3	4	305	316
Charge for the year	40	17	12	148	217
Eliminated on disposals	—	—	—	—	—
At December 3l, 2007 and 1 January, 2008	44	20	16	453	533
Charge for the year	48	20	16	167	251
Eliminated on disposals	—	—	—	(264)	(264)
At 31 December, 2008	92	40	32	356	520
Net book value at 31 December, 2008	154	75	22	344	595
At 31 December, 2007	220	75	26	274	595
Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$’000
At 1 January, 2007	—
Additions	53
At 31 December, 2007 and 1 January, 2008	53
Additions	10
At 31 December, 2008	63
Accumulated depreciation
At 1 January, 2007	—
Charge for the year	10
At 31 December, 2007 and 1 January, 2008	10
Charge for the year	25
Disposals	—
At 31 December, 2008	35
Net book value at 31 December, 2008	28
At 31 December, 2007	43

Company

Cost	Short leasehold	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000
At 1 January, 2007	—	—	259	259
Additions	—	8	6	14
At 31 December, 2007 and 1 January, 2008	—	8	265	273
Additions	—	—	—	—
Impairments	—	—	(265)	(265)
At 31 December, 2008	—	8	—	8
Accumulated depreciation
At 1 January, 2007	—	—	234	234
Charge for the year	—	1	19	20
At 31 December, 2007 and 1 January, 2008	—	1	253	254
Charge for the year	—	2	11	13
Eliminated on impairments	—	—	(264)	(264)
At 31 December, 2008	—	3	—	3
Net book value at 31 December, 2008	—	5	—	5
At 31 December, 2007	—	7	12	19

At 31 December, 2007 it was decided to vacate our premises at Curzon Street, London.  Property plant and equipment with a net book value of $1,000 was impaired as a result of the vacation of the property.

The Company had no property, plant or equipment under finance leases at 31 December, 2008 and 2007.

18.           Investments in subsidiaries

Company

Cost	$’000
At 31 December, 2006 and 1 January, 2007	22,715
Gain on strike off of Amarin Pharmaceuticals Company Limited	15,745
Loss on strike off of Amarin Pharmaceuticals (U.K.) Limited	(1,660)
Loss on impairment of investment in subsidiary	(4,593)
IFRS 2 re-charges to subsidiaries during the period	5,641
Other inter company movements during the year	22,288
At 31 December, 2007 and 1 January, 2008	60,136
IFRS 2 re-charges to subsidiaries during the period	3,794
Foreign exchange movement	(21,222)
Other inter company movements during the year, primarily funding	19,549
At 31 December, 2008	62,257

The company has assessed its investment in subsidiaries for impairment due to the loss making results of those companies for the year ended 31 December, 2008. The company uses the present value of future cash flows of their products AMR 101 for Hypertriglyceridemia and EN101 to determine whether an impairment provision is required. These cash flows, which reflect the risks and uncertainties associated with the products, are then discounted to an appropriate net present value.

Disclosures on the impairment test completed for AMR 101 for Hypertriglyceridemia are described below; EN101 has been described in note 16.

Net present values involve highly sensitive estimates and assumptions specific to the nature of our activities with regard to:

•	The amount and timing of projected future cash flows;
•	The selected discount rate;
•	The outcome of research and development activities (compound efficacy, results of clinical trials, etc.);
•	The amount and timing of projected costs to develop AMR 101 into commercially viable products;
•	The probability of obtaining regulatory approval;
•	Long-term sales forecasts; and
•	Sales erosion rates after the end of patent protection and timing of the entry of generic competition.

Factors that could result in shortened useful lives or impairments include:
•	Negative outcome from research and development activities with AMR 101 for Hypertriglyceridemia
•	Failure to obtain regulatory approval;
•	Failure to secure a development and marketing partner;
•	Failure to maintain a license from the licensor, and
•	Lower than anticipated future sales for AMR 101 for Hypertriglyceridemia.

We have adopted a uniform method for assessing AMR 101 for Hypertriglyceridemia. Typically three probability-weighted scenarios are used, which reflect the risks and uncertainties associated with the asset.

Discount rates used in these scenarios are based on our weighted average cost of capital, which are then probability adjusted to reflect specific risks associated with our industry.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values which are derived using discounting techniques. Key assumptions include:

Discount rate	15%
Probability of success	<50%
Population growth rate	0.9%
Prevalence	110/1,000,000

Discount rate is based on the weighted average cost of capital to Amarin. Probability of success is based on management’s best estimate of the likelihood that the product will achieve FDA approval.
Population growth and prevalence are based on industry information.

A sensitivity analysis was performed using a discount rate of 20% and resulted in an excess in the recoverable amount of the intangible asset over its carrying amount.

In 2007, the company provided for approximately $4.6 million for impairment on AMR 101 for HD related investments.

Interest in group undertakings at 31 December, 2008

			Proportion of nominal value of issued share capital held by the

	Country of incorporation
Name of Undertaking	or registration	Description of shares held	Group	Company
			%	%
Amarin Pharma Inc	USA	100 $0.01 ordinary shares	100	100
Amarin Pharmaceuticals Ireland Limited	Ireland	100 €1 ordinary shares	100	100

Amarin Neuroscience Limited	Scotland	4,000,000 £l ordinary shares	100	100
Ester Neurosciences Limited	Israel	1,320,264 NIS 0.01 ordinary shares	100	100
		440,526 NIS 0.01 “A” redeemable convertible preference shares	100	100
		1,212,145 NIS 0.01 “B” redeemable convertible preference shares	100	100

Amarin Finance Limited	Bermuda	11,991 $1 ordinary shares	100	100

Ester Neurosciences Limited was acquired on December 5, 2007 and was accounted for as an asset acquisition (see note 4).

Amarin Pharma Inc was incorporated on 31 August, 2007 and began trading in September 2008 as a fully owned subsidiary of Amarin Corporation plc.

Amarin Finance Limited was incorporated on 23 June, 2006 as a fully owned subsidiary of Amarin Corporation plc.

Group undertakings during the year had the following nature of business:

Research and development companies

Amarin Pharma Inc
Amarin Pharmaceuticals Ireland Limited
Amarin Neuroscience Limited
Ester Neurosciences Limited

Non trading companies

Amarin Finance Limited

In 2007 we struck off Ethical Pharmaceuticals (U.K.) Limited and Amarin Pharmaceuticals Company. As a result of their strike off the Company recognised a net gain of $14,085,000 during 2007 due to the forgiveness of inter company loans.

19.           Inventory

	Group		Company
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Raw materials and consumables	782	982	—	—
Provision	(782)	(982)	—	—
Net realisable value	—	—	—	—

At 31 December, 2008 full provision was made against raw materials and consumables which comprise AMR101 for commercial use.  An amount of $782,000 was expensed to the income statement in 2008 relating to the provision against AMR101 raw materials and consumables.

20.           Other current assets

	Group		Company
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Current tax receivable	674	1,704	—	—

Other current assets
Other debtors	666	840	307	625
Prepayments and accrued income	561	881	226	434
	1,227	1,721	533	1,059

Current tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

No provision or charge against bad or doubtful debts has been made during 2008 and 2007.
The fair value of other debtors is not materially different than their carrying values.

21.           Available for sale investments

Fair value	$’000
At 1 January, 2007	18
Impairments recorded in the income statement	(3)
At 31 December, 2007	15
Impairments recorded in the income statement	(9)
At 31 December, 2008	6

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States.  At 31 December, 2008, the market value of this investment was $6,000 (31 December, 2007: $15,000).

22.           Borrowings

On 4 December, 2007, the company entered into an agreement to issue $2,750,000 8% convertible debentures. Under the agreement, mandatory redemption is required if a financing takes place. The fair value of the liability component was valued at $2,055,000 at 31 December, 2007. In May 2008, the Group raised gross proceeds of $30,000,000 as part of a private placement of Ordinary Shares. As a result of the May financing the outstanding amount on the convertible debentures was settled in full.

Group and Company

	2008	2007
	$’000	$’000
Gross proceeds of convertible debentures .issued	—	2,750
Liability component at the date of issue	—	(2,055)
Equity and warrants component	—	695
Attributable to:
Fair value of warrants component	—	550
Fair value of equity component	—	145
Liability component	—	695

The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at 31 December, 2007 represents the change in amortised cost under the effective interest rate method.  The fair value of the liability component was calculated using three years based on the terms of the contract.  Transaction costs of $217,000 were allocated to the liability and equity component based on the relative fair values of these components on the date of issue.  The contract was settled in May 2008.

23.           Accrued and other liabilities

	Group		Company
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Trade creditors	1,955	3,462	447	841

Current liabilities
Obligations under finance leases	13	10	—	—
Corporation tax payable	—	—	—	—
Other taxation and social security payable	125	180	—	60
Other creditors	197	206	79	86
Accruals and deferred income	3,447	6,337	1,485	3,284
	3,782	6,733	1,564	3,430

Included in accruals and deferred income is an amount for $724,000 which relates to termination payments (31 December, 2007: $941,000).

24.           Other current derivative financial liabilities

We completed a private placement of Ordinary Shares to institutional investors and certain current and former directors in May 2008 (“the first tranche”). The investors had option to participate in a further financing (“the second tranche”) dependent on the Company achieving certain business milestones (“the option”). The amount subscribed for in the first tranche is split between an equity component and an option to subscribe for an additional amount up to $30,000,000 (see note 29 for further information).

The option was fair valued at $8,219,000 on 13 May, 2008, the date of the Share Purchase Agreement and $504,000 at 31 December, 2008. During the year ended 31 December, 2008 we recognised a gain of $7,714,000 in finance income, being the movement in the fair value of the option from the date of the financing to 31 December, 2008.

	Group		Company
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Derivative financial liabilities
In respect of financing option	504	—	504	—
In respect of warrants (see note 29)	533	—	533	—
	1,037	—	1,037	—

The fair value of the option at 31 December, 2008 to acquire additional shares has been calculated by the company using a Monte Carlo Option Pricing Model.

The following assumptions were used to estimate the fair value of the option:

	At 31 December 2008 $’000	At 13 May 2008 $’000

Share price	$0.71	$2.63
Share price volatility	131%	90%
Risk free interest rate	0.041%	2.2%
Dividend yield	-	-
Expected period before shares are issued	0.16 years	0.55 years

25.           Other liabilities

	Group		Company
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Obligations under finance leases	24	36	—	—

Analysis of repayments

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group		Company
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Not later than one year	13	13	—	—
Later than one year and not later than five years	26	40	—	—
Less: future finance charges on finance leases	(3)	(7)	—	—
	36	46	—	—
Less: current maturities	(12)	(10)	—	—
Long term maturity	24	36	—	—

Finance lease liabilities are in respect of office equipment with lease terms of five years.  Finance lease liabilities are effectively secured obligations, as the rights to the leased asset revert to the lessor in the event of default.  The fair value of the finance lease liabilities is not materially different to their carrying value.

26.           Provisions

Group

	Onerous lease	National insurance	Total
	$’000	$’000	$’000
At 1 January, 2007	151	119	270
Charged to the income statement	957	—	957
Released to the income statement	(41)	(119)	(160)
At 31 December, 2007	1,067	—	1,067
Charged to the income statement	522	—	522
Released to the income statement	(428)	—	(428)
Foreign exchange movement	(200)	—	(200)
At 31 December, 2008	961	—	961

At 31 December, 2008 provisions due within one year was $334,000 (31 December, 2007: $461,000).  Provisions greater than one year were $627,000 (31 December, 2007: $606,000).

Onerous lease

At 31 December, 2007 it was decided to vacate our premises at Curzon Street, London.  We are obliged to pay rent, service charges and rates to the end of the lease which expires on 20 March, 2010.  We have fully provided for these costs.

In December 2005 we had a lease at a premises in Ely, Cambridgeshire which became onerous.  We are obliged to pay rent, service charges and rates to the end of the lease which expires in November 2014.  The premises are sublet to January 2011. At 31 December, 2008 it was decided to provide for the period post January 2011 to the date of expiration of the lease.

National insurance

The provision for employer’s National Insurance contributions relates to amounts due on the exercise of certain share options held by employees which will accumulate over the vesting period of the relevant options.  Due to the decline in the share price during the year, there is no provision for National Insurance at 31 December, 2008 and 31 December, 2007.

Company

	Onerous lease	National insurance	Total
	$’000	$’000	$’000
At 1 January, 2007	151	119	270
Charged to the income statement	957	—	957
Released to the income statement	(41)	(119)	(160)
At 31 December, 2007	1,067	—	1,067
Charged to the income statement	—	—	—
Released to the income statement	(497)	—	(497)
Foreign exchange movement	(185)	—	(185)
At 31 December, 2008	385	—	385

At 31 December, 2008 provisions due within one year was $308,000 (31 December, 2007: $461,000).  Provisions greater than one year was $77,000 (31 December, 2007: $606,000).

At 31 December, 2007 it was decided to vacate our premises at Curzon Street, London.  We are obliged to pay rent, service charges and rates to the end of the lease which expires on March 20, 2010.  We have fully provided for these costs.

During 2008 the Company assigned the lease for the premises in Ely, Cambridgeshire to Amarin Neuroscience Ltd a wholly owned subsidiary of the Company.

27.           Financial risk management

The Group and Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), liquidity and credit risk. Details of the Group’s financial instruments with regard to liquidity risk, interest rate risk and foreign currency risk are disclosed in the following sections to this note.  It has been, and continues to be, the policy of the Board to minimise the exposure of the Group to these risks.

The Group has available financial instruments including finance leases, cash and other liquid resources, and various items, such as receivables, trade payables, that arise directly from its operations.

Capital risk management

The Group’s objective when managing its capital structure is to safeguard the Group’s ability to continue as a going concern. The company raises capital through the issuance of shares.  Please refer to note 28 for further details on the Group’s issued share capital.

The balance sheet position at 31 December, 2008 is not representative of the position throughout the period as cash and shares fluctuate considerably depending on when fund-raising activities have occurred. The highest cash balance during the year was $28,208,000 and lowest was $4,850,000.

Liquidity risk

The Group has historically financed its operations through a number of equity finances and convertible debentures.  The Group has, where possible, entered into borrowing facilities in order to protect short term liquidity.  More recently, Amarin has raised finance by offerings of ordinary shares and intends to obtain additional funding through earning license fees from existing and new partners for its drug development pipeline, the receipt of proceeds from the exercise of outstanding warrants and options and/or completing further equity-based financings.

The table below analyses the Group and Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.  With the exception of borrowings, all the amounts disclosed in the table are equal to their carrying balances as the impact of discounting is not significant.  The amounts disclosed for borrowings are the contractual undiscounted cash flows and hence will not agree to the amount disclosed on the balance sheet. Additional disclosure on the Group’s liquidity position has been provided in note 35 which outlines how the Group obtained bridge finance post year end.

Group

At 31 December, 2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings (see note 22)	—	—	—	—
Trade and other payables (see note 23)	5,724	—	—	—
Finance Leases (see note 25)	12	12	12	—
Derivative financial instruments (see notes 24 and 29)	1,037	—	—	—

All borrowings were repaid during 2008. See note 22 for details.

At 31 December, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	10,187	—	—	—
Finance Leases	13	13	27	—
Derivative financial instruments	—	2,108	—	—

Company

At 31 December, 2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Trade and other payables	2,011	—	—	—
Derivative financial instruments	1,037	—	—	—

At 31 December, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	4,271	—	—	—
Derivative financial instruments	—	2,108	—	—

Credit risk

The Group and Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments.  Credit risk arises predominantly from cash and cash equivalents, including deposits with banks.  For our principal banks and institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.  At year end, all principal banks used by the Group and Company are ‘A’ rated.

Creditor payment policy

It is Amarin’s normal procedure to agree terms of transactions, including payment terms, with suppliers in advance.  Payment terms vary, reflecting local practice throughout the world.  It is Amarin’s policy that payment is made on time, provided suppliers perform in accordance with the agreed terms.

Amarin’s policy follows the DTI’s Better Payment Policy, copies of which can be obtained from the Better Payments Group’s website.

Financial liabilities

The Group’s financial liabilities in 2008 comprised trade and other payables, derivative financial instruments and finance leases.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	—	37	2,266	2,303
Euro	—	—	1,852	1,852
U.S. Dollar	—	—	2,641	2,641
NIS	—	—	2	2
Total	—	37	6,761	6,798

The Group’s financial liabilities in 2007 comprised trade and other payables, borrowings, derivative financial instruments and finance leases.

	2007
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	—	46	5,144	5,190
Euro	—	—	2,290	2,290
U.S. Dollar	—	2,750	4,812	7,562
NIS	—	—	49	49
Total	—	2,796	12,295	15,091

The Company’s financial liabilities comprised trade and other payables, borrowings, derivative financial instruments and finance leases.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	—	—	585	585
Euro	—	—	615	615
U.S. Dollar	—	—	1,848	1,848
Total	—	—	3,048	3,048

	2007
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	—	—	1,972	1,972
Euro	—	—	813	813
U.S. Dollar	—	2,750	3,594	6,344
Total	—	2,750	6,379	9,129

Market risk/interest rate risk profile of financial assets

The Group’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	2,247	—	197	2,444
Euro	5,070	—	57	5,127
U.S. Dollar	3,928	3,000	184	7,112
NIS	—	—	—	—
Total	11,245	3,000	438	14,683

	2007
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	9,046	—	343	9,389
Euro	606	—	46	652
U.S. Dollar	8,666	—	79	8,745
NIS	—	—	57	57
Total	18,318	—	525	18,843

The Company’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	1,225	—	23	1,248
Euro	4,934	—	2	4,936
U.S. Dollar	3,397	3,000	54	6,451
Total	9,556	3,000	79	12,635

	2007
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	8,950	—	176	9,126
Euro	173	—	1	174
U.S. Dollar	8,189	—	79	8,268
Total	17,312	—	256	17,568

The floating rate financial assets comprise cash balances.  The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents. The fixed rate financial asset represents amounts out on short term deposit.

Market Risk

Interest sensitivity analysis

If interest rates had been 50 base points higher/lower and all other variables were constant, loss/equity for the year ended 31 December, 2008 would decrease/increase by $79,000 (2007: decrease/increase by $119,000).  This is attributable to the Group and Company’s exposure to interest rates on its cash balances.

Foreign currency risk profile

The Group and Company undertakes certain transactions denominated in foreign currencies.  Hence, exposures to exchange rate fluctuations arise.

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities at year ended 31 December, 2008 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	2,444	2,303
Euro	5,127	1,852
NIS	—	2
	7,571	4,157

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities at year ended 31 December, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,389	5,190
Euro	652	2,290
NIS	57	49
	10,098	7,529

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year end 31 December, 2008 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	4,936	585
Euro	1,248	615
	6,184	1,200

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year end 31 December, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,126	1,972
Euro	174	813
	9,300	2,785
Foreign currency sensitivity analysis

The Group and Company are mainly exposed to euro and sterling.  The following table details the group’s sensitivity to a ten per cent strengthening of the U.S. Dollar against euro and Sterling.

	Impact on Profit or Loss of the Group 2008	Impact on Profit or Loss of the Group 2007
	$’000	$’000
Sterling	14	420
Euro	327	164
NIS	—	1

The following table details the company’s sensitivity to a ten per cent increase and decrease in the unit of currency.

	Impact on Profit or Loss of the Company 2008	Impact on Profit or Loss of the Company 2007
	$’000	$’000
Sterling	435	715
Euro	63	64

The Group and Company expect the primary currency to continue to be U.S. Dollars as the level of U.S. Dollar denominated financial assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline. We hold, and will continue to hold funds in currencies other than the U.S. Dollar, principally pounds sterling and euro to meet future expenditure requirements.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities have been established using the market rate where available. There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities as at 31 December, 2008.

At 31 December, 2008 and 2007, the Group had no overdraft facilities.  The Group has no undrawn committed borrowing facilities as at 31 December, 2008.

28.           Called-up share capital

	2008	2007
Authorised	$’000	$’000
155,911,406 ordinary shares of £0.50 each (155,911,406 ordinary shares of £0.50 each 31 December, 2007)	125,319	125,319
8 “Series A” preference shares of £0.50 each (31 December, 2007: nil “Series A” preference shares of £0.50 each)	—	—
440,855,854 preference share of £0.05 each (31 December, 2007: 440,855,934 preference shares of £0.05 each)	40,566	40,566
	165,885	165,885
Allotted, called up and fully paid
8 “Series A” preference shares of £0.50 each (31 December, 2007: nil “Series A” preference shares of £0.50 each)	—	—
27,046,716 Ordinary Shares of £0.50 each (31 December, 2007: 13,905,737 Ordinary Shares of £0.50 each)	25,928	12,942

Share consolidation

On 18 January, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50. Unless otherwise specified, all shares and share related information (such as per share information) in these financial statements have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

Issue of share capital

In January 2008, the Company issued 97,500 Ordinary £0.50 Shares pursuant to an agreement with ProSeed Capital Holdings.

In May 2008, the Company issued 13,043,479 Ordinary £0.50 Shares in a private placement of equity in consideration for $30,000,000 (nominal value $12,889,000) to institutional investors and certain current and former directors, the proceeds of which were used to fund the combined operations of the Amarin Group.

The investors also had an option to participate in a further financing for up to $30,000,000 upon the completion of certain business milestones (see note 35 for further information).

In April 2007, the Company issued 42,000 shares due to the exercise of warrants of nominal value $42,000 in aggregate for the total consideration of $600,600.  These warrants were issued as part of the financing completed in December 2005.

On 1 June, 2007, the Company issued a total of 615,633 ordinary £0.50 shares in consideration for $3,700,000 (nominal value $610,000) and warrants to purchase 61,559 shares with an exercise price of $7.20 per share in a registered direct offering, the proceeds of which were used to fund the combined operations of the Amarin Group.

On 1 June, 2007, the Company and an affiliate of a former shareholder, Southridge Capital, entered into an equity line of credit agreement.  A one time fee of $300,000 was paid to Southridge in connection with the agreement through the issuance of 49,916 ordinary shares (nominal value $49,000).  The agreement provides Amarin with the option to draw down up to a total of $15.0 million of additional equity funding from time to time over a three year period.  The amounts to be drawn down under the equity line of credit agreement are influenced by the share price at the time of issue and traded share volumes in the valuation period.  As of 31 December, 2008, no amounts have been drawn down on this facility.

On 5 December, 2007, the Company issued a total of 1,629,086 ordinary £0.50 shares in consideration for $5,376,000 (nominal value $1,677,000) and warrants to purchase 1,043,704 shares with an exercise price of $4.80 per share in a registered direct offering, the proceeds of which will be used to fund the combined operations of the Amarin Group. Per the warrant agreement, if at any time prior to 6 December, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On 14 May, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million.  The first tranche from investors of $30.0 million closed on 19 May, 2008 (see note 28 for further details).  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. On 16 October, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

On 4 December, 2007, the Company issued a total of 2,500,000 ordinary £0.50 shares in consideration for the acquisition of Ester Neurosciences Limited (nominal value $2,574,000). See note 4 for further information.

In the twelve months to 31 December, 2007, the Company issued 666 shares due to the exercise of share options of nominal value $600 in aggregate for a total consideration of $8,000.

On 23 January, 2006, the Group issued a total of 84,000 ordinary £0.50 shares in consideration for $2,100,000 (nominal value of $75,000) in a private equity placement, the proceeds of which were used to fund the combined operations of the Amarin Group.

On 31 March, 2006 the Group issued 238,310 ordinary £0.50 shares in consideration for $4,171,000 (nominal value $207,000) raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005, the proceeds of which were used to fund the combined operations of the Amarin Group.

As at 31 December, 2007, Amarin had 440,855,934 Preference Shares of £0.05 each forming part of its authorised share capital.  Pursuant to an authority given by the shareholders at the 2007 Annual General Meeting Amarin’s board of directors has the authority to issue up to 440,855,934 preference shares of £0.05.  Pursuant to article 6 of the articles of association, the Preference Shares may be issued in one or more separate series, each of which will constitute a separate class of shares.  The board of directors has the authority under article 5 of the articles of association to issue Preference Shares with such rights and subject to such restrictions and limitations as the directors shall determine including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares.  As at 31 December, 2007, Amarin’s board of directors had not issued any such preference shares.

The issuance of preference shares could adversely affect the voting power of holders of ordinary shares and reduce the likelihood that ordinary shareholders will receive dividend payments and payments upon liquidation.  The issuance could have the effect of decreasing the market price of our ordinary shares.  The issuance of preference shares also could have the effect of delaying, deterring or preventing a change in control of the Group.

The Group’s articles of association and English Law provide that the holders of preference shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that preference share.

On 16 May, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:
80 of the 5 pence Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of 50 pence each; and

the Preference Shares with a nominal value of 50 pence each to be issued and allotted to subscribers shall be known as “Series A Preference Shares” and shall be issued with the rights, and subject to the restrictions and limitations, set out in forms 128(1) and 128(4) filed with Companies House in the U.K. in May 2008.

The Series A Preference Shares

Eight Series A Preference Shares have been designated for issuance and were issued to certain investors in a private placement in May of 2008. On 16 October, 2009, the eight Series A Preference Shares converted to Ordinary Shares as a result of a private placement of ADSs (see note 35 for further details).

Pursuant to the rights of the Series A Preference Shares, the consent of the holders of at least two-thirds of the Series A Preference Shares is required to increase the number of members on our Board to more than eight (8) or, after the time the additional director described below is required to be added to the Board, to more than nine (9).  Holders of the Series A Preference Shares are entitled to elect four (4) members to our Board (the “Series A Directors”).  In voting for the Series A Directors other than at a general meeting of shareholders, the voting power of the Series A Preference Shares will be determined pro rata among the holders thereof based on each such holder’s ownership of Ordinary Shares as a percentage of all Ordinary Shares owned by the Series A Holders.  In voting for the Series A Directors at a general meeting, each holder of Series A Preference Shares will be entitled to a number of votes equal to (x) five (5) times the number of Ordinary Shares then outstanding times (y) such holder’s percentage ownership of all the Ordinary Shares owned by the Series A Holders.  Except as described herein, the Series A Preference Shares do not entitle holders thereof to vote at general meetings of shareholders.

If an additional director who is mutually acceptable to the directors who are not Series A Directors, on the one hand, and the majority of the Series A Directors, on the other hand, is not appointed to the Board by 22 August, 2008 or such a mutually acceptable director ceases to serve on the Board and is not replaced within 60 days, then the holders of the Series A Preference Shares will be entitled to elect a fifth Series A Director to serve until replaced by such a mutually acceptable director.

The majority of the Series A Directors also have the right to approve the composition of any committee of the Board, so long as such committee has an equal number of Series A Directors and directors who are not Series A Directors.  Consent of the majority of the Series A Directors will be required in order to change the quorum necessary for transaction of business by the Board to any number other than six (6), comprising three (3) Series A Directors and three (3) directors who are not Series A Directors.

Each holder of Series A Preference Shares has a right of first refusal to purchase its pro rata share of any offering by us of Ordinary Shares or other capital stock, or securities convertible or exchangeable therefor, on the same terms as the other investors participating in such offering, subject to certain exceptions (which include issuances pursuant to approved option plans or, in certain cases, our existing equity line of credit).
The Series A Preference Shares will be automatically converted into Ordinary Shares at a rate of one Ordinary Share per Series A Preference Share if the holders of the Series A Preference Shares (including affiliates) cease to hold 33% of the Ordinary Shares purchased by them in the first and second tranches of the private placement or if the second tranche thereof is not funded and, if the second tranche is funded, as to any holder thereof that does not fund its pro rata share of such second tranche.

The consent of the holders of at least two-thirds of the Series A Preference Shares is required to issue any additional Series A Preference Shares, amend or alter the rights of the Series A Preference Shares, amend or alter certain of our Articles of Association if the effect thereof would be adverse or inconsistent with the specific rights of the Series A Preference Shares or authorise any additional equity securities which would have the effect of amending, altering or granting rights identical or superior to the specific rights of the Series A Preference Shares.

The Series A Preference Shares are not redeemable and rank pari passu with our Ordinary Shares with respect to dividends and rights on a liquidation, winding-up or dissolution.

29.           Options and warrants over shares of Amarin Corporation plc

Number of share options outstanding over £0.50 Ordinary Shares *	Note	Date option Granted	Exercise price per Ordinary Share *	Number of share options repriced at US$2.29 per Ordinary Share *
			US$	(Note 21)
1,000	3	07-Apr-00	30.00	—
1,000	1	19-Feb-01	61.25	—
4,500	3	04-Jun-01	86.50	—
1,500	3	02-Jul-01	100.00	—
600	3	27-Jul-01	128.80	—
2,150	3	23-Jan-02	176.50	—
1,500	15	23-Jan-02	176.50	—
8,000	5	18-Feb-02	132.60	—
2,000	4	01-May-02	197.00	—

1,500	4	01-May-02	213.00	—
500	4	19-Jul-02	88.10	—
1,500	4	05-Sep-02	33.30	—
6,000	4	06-Nov-02	34.60	—
3,000	4	06-Nov-02	31.00	—
2,666	5	06-Nov-02	31.00	—
1,500	15	06-Nov-02	31.00	—
6,593	5	24-Feb-03	31.70	—
4,000	6	24-Feb-03	31.70	—
4,000	2	29-Apr-03	28.20	—
1,000	4	02-Jul-03	33.70	—
7,000	3	21-Nov-03	23.80	—
37,500	3	07-Jul-04	8.50	—
4,000	2	21-Jul-04	8.40	—
5,500	3	21-Jul-04	8.40	—
5,000	3	21-Jul-04	8.40	—
2,500	15	21-Jul-04	8.40	—
4,000	3	08-Oct-04	12.50	—
1,912	7	08-Oct-04	12.50	—
16,999	8	08-Oct-04	12.50	—
2,000	2	29-Nov-04	24.00	—
10,000	3	28-Feb-05	30.40	—
10,000	9	28-Feb-05	30.40	—
35,000	10	28-Feb-05	30.40	—
1,000	3	28-Mar-05	24.30	—
20,000	11	10-Jun-05	13.00	—
6,000	2	28-Jun-05	10.90	—
10,000	3	28-Jun-05	10.90	—
20,000	12	28-Jun-05	10.90	—
2,000	3	13-Jul-05	13.70	—
2,000	3	01-Sep-05	14.40	—
1,000	3	09-Sep-05	14.20	—
2,000	3	20-Sep-05	14.90	—
10,000	18	27-Sep-05	15.00	—
1,000	13	28-Oct-05	13.80	—
32,500	14	02-Dec-05	11.60	—
1,000	3	12-Dec-05	11.80	—
4,000	3	11-Jan-06	13.50	—
8,000	15	11-Jan-06	13.50	—
38,100	3	12-Jan-06	15.30	—
5,000	19	12-Jan-06	15.30	—
20,000	3	16-Jan-06	19.50	—
8,000	3	27-Jan-06	27.20	—
10,000	3	03-Feb-06	34.60	—
2,000	3	20-Mar-06	32.60	—
3,000	2	07-Apr-06	28.60	—
4,000	3	05-May-06	29.50	—
2,000	3	06-Jun-06	23.80	—
1,000	3	10-Jul-06	24.00	—

1,000	3	28-Jul-06	24.50	—
333	16	20-Sep-06	26.50	—
1,000	3	25-Oct-06	22.30	—
236,666	6,21	08-Dec-06	4.40	236,666
8,000	15,21	08-Dec-06	4.40	8,000
833	16,21	08-Dec-06	4.40	833
25,000	19,21	08-Dec-06	4.40	25,000
2,000	6,21	08-Jan-07	4.40	2,000
2,000	6,21	12-Feb-07	4.40	2,000
2,000	6,21	19-Feb-07	4.40	2,000
2,000	6,21	21-Feb-07	4.40	2,000
17,500	6,21	23-Feb-07	4.40	17,500
7,500	15,21	08-Mar-07	4.40	7,500
7,500	6,21	15-Mar-07	4.40	7,500
60,000	17,21	02-Apr-07	4.40	60,000
65,000	6,21	09-Apr-07	4.40	65,000
35,000	6,21	11-Apr-07	4.40	35,000
5,000	3	04-Jun-07	6.00	—
45,000	3	02-Aug-07	4.40	—
15,000	3	28-Aug-07	4.60	—
3,000	3	11-Sep-07	5.20	—
5,000	3	12-Sep-07	5.40	—
387,000	3	13-Feb-08	3.19	—
200,000	3	20-May-08	2.60	—
1,080,000	3	20-May-08	2.60	—
5,000	3	07-Aug-08	1.58	—
100,000	3	01-Sep-08	1.43	—
15,000	20	01-Sep-08	1.43	—
2,742,852				470,999

Notes:

*
On 21 June, 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95.  Additionally, each authorised but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

On 21 June, 2004, a fresh issue of one ordinary £0.05 share was made for a consideration of £1.  These proceeds were used by the Group to purchase the deferred shares in issue.  The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the Capital Redemption Reserve.  These changes do not affect the exercise prices of options.

During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

On 18 January, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50. Unless otherwise specified, all shares and share related information (such as per share information) in these financial statements have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

1.    These options are exercisable now and remain exercisable until 18 February, 2011.

2.    These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until 31 May, 2009.

3.    These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

4.    These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences.  The options expire 10 years from the date of the grant.

5.    These options were immediately vested in October 2005 and expiry dated 31 March, 2009.

6.    These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

7.    These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group in consideration of the cancellation of a comparable number of stock options (in value terms) previously held by these employees in Amarin Neuroscience Limited.  All these options are fully vested with an expiry of 31 March, 2009.

8.    These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group.  All these options are fully vested with an expiry of 31 March, 2009.

9.    These options became exercisable on the date of grant and expire 10 years from the date of the grant.

10.    These options become exercisable, subject to performance criteria, in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

11.    These options become exercisable in tranches of 50% on the second anniversary, 25% on the third anniversary and 25% on the fourth anniversary of the date of grant and expire 10 years from the date of the grant.

12.    These options became exercisable on the date of grant and expire 4 years from the date of grant.

13.    These options became exercisable on the date of grant and expire 5 years from the date of grant.

14.    These options were granted prior to commencement of employment and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

15.    These options were granted to former directors of Amarin Corporation plc. These options are exercisable now and remain exercisable until 18 May, 2009.

16.    These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until 13 June, 2009.

17.    These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until 7 August, 2009.

18.    These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until 31 March, 2010.

19.    These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until 31 March, 2010.

20.    These options were granted with immediate vesting and an expiry of 1 September, 2018.

21.    Following the significant decline in the Company’s stock price as a result of the disappointing outcome of the two Phase 3 studies of AMR101 conducted by the Company in Huntington’s Disease, the Remuneration Committee (the “Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company’s 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company’s shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from 8 December, 2006 to 11 April, 2007 should be amended so that it will be equal to the sale price of the Company’s American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the AGM.  The Committee was conscious that shareholders may potentially be sensitive to the making of such amendments to the Award Agreements and considers it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the Annual General Meeting held on 19 July, 2007, a resolution to the above affect was approved by the shareholders.  On 2 August, 2007 the Remuneration Committee approved the amendment.  The new strike price for these stock options was set at $4.40.

Warrants in shares of Amarin Corporation plc
At 31 December, 2008, warrants have been granted over ordinary shares as follows:

Number of Warrants Outstanding	Note	Date warrant granted	Exercise price per ordinary share	Share price at date of issue	Fair value per warrant at date of issue
50,000	1	25 February 2004	US$19.00	US$16.80	US$12.80
846,310	2	21 December 2005	US$14.30	US$11.90	US$9.10
29,400	3	26 January 2006	US$30.60	US$27.20	US$21.00
17,500	4	27 April 2007	US$17.90	US$18.20	US$14.90
61,559	5	1 June 2007	US$7.20	US$6.00	US$4.90
3,000	6	21 June 2007	US$6.00	US$5.40	US$3.70
1,000	7	29 November 2007	US$3.40	US$3.60	US$3.00
1,043,704	8 & 9	5 December 2007	US$4.80	US$3.60	US$2.40
2,052,473

(1)
In February 2004, all debt obligations due to Élan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 50,000 warrants granted to Élan at a price of $19.00 and exercisable from 25 February, 2004 to 25 February, 2009.  During September 2004, Élan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s Chairman and Chief Executive Officer, Mr. Thomas Lynch.  These interests included Élan’s equity interest, the $5,000,000 loan note and the 50,000 warrants.

(2)
During December 2005, 913,488 warrants were issued to those investors at a rate of approximately 35% of shares acquired.  These warrants were granted at a price of $14.30 and are exercisable from 19 June, 2006 to 21 December, 2010.  If our trading market price is equal to or above $47.60, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(3)
During January 2006, via the private placement referred to in note 28, 29,400 warrants were issued to those investors at a rate of approximately 35% of shares acquired.  These warrants were granted at a price of $30.60 and are exercisable from 25 July, 2006 to 26 January, 2011.  If our trading market price is equal to or above $102.00, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(4)
In April 2007, 17,500 warrants were issued in consideration for termination and release of certain contractual obligations and a license of certain intellectual property rights pursuant to an agreement between NeuroStat, Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Tim Lynch.  These warrants were granted at a price of $17.90 and are exercisable from 27 April, 2007 to 17 January, 2014.  The fair value of these warrants was expensed to the income statement in accordance with IFRS 2.

(5)
During June 2007, via the registered direct offering referred to in note 28, 61,559 warrants were issued to those investors at a rate of approximately 10% of shares acquired.  These warrants were granted at a price of $7.20 and are exercisable from 1 June, 2007 to 31 May, 2012.

If our trading market price is equal to or above $18.00, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(6)
During June 2007, 3,000 warrants were issued in consideration for advisory services performed by ProSeed pursuant to an advisory services agreement between ProSeed and Amarin Corporation plc.  These warrants were granted at a price of $0.60 and are exercisable from 21 June, 2007 to 20 June, 2010.  The fair value of these warrants was expensed to the income statement in accordance with IFRS 2.  If our trading market price is equal to or above $18.00, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(7)
During November 2007, 1,000 warrants were issued in consideration for consulting services performed by Strategic Pharmaceuticals Solutions, Inc., pursuant to the Consulting Agreement, dated as of 31 July, 2007, by and among Amarin Pharmaceuticals Ireland Limited, a wholly owned subsidiary of the Company, and the Strategic Pharmaceuticals Solutions, Inc. The fair value of these warrants was expensed to the income statement in accordance with IFRS 2.  These warrants were granted at a price of $3.40 and are exercisable from 29 November, 2007 to 28 November, 2012.

(8)
During December 2007, via the registered direct offering referred to in note 28, 814,538 warrants were issued to those equity investors at a rate of approximately 50% of shares acquired and 229,166 warrants were issued to those convertible debt investors at a rate of approximately 40% of debt acquired.  These warrants were granted at a price of $4.80 and are exercisable from 4 December, 2007 to 3 December, 2012.  If our trading market price is equal to or above $9.15, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.  Per the warrant agreement, if at any time prior to 6 December, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On 14 May, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million.  The first tranche from investors of $30.0 million closed on 19 May, 2008 (see note 28 for further details). These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. On 16 October, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

(9)
As these warrants have a variable price, due to the price adjustment clause as described in paragraph 9 above, under IAS 32 “Financial instruments: presentation” these warrants are financial liabilities.  In accordance with IAS 39 “Financial instruments:  recognition and measurement” these warrants should be measured at fair value through the income statement.  At 31 December, 2008, the warrants had a fair value of $0.51 per share.  A fair value gain of $1,575,000 is recognised in finance income for the year ended 31 December, 2008. At 31 December, 2007, the warrants had a fair value of $2.00 per share.  A fair value gain of $397,000 was recognised in finance income for the year ended 31 December, 2007. At 5 December, 2007 (date of issue) the warrants had a fair value of $2.40 per warrant.

Derivative financial liability	$'000
Derivative financial liability in respect of warrants at 5 December, 2007	2,505
Fair value gain on derivative financial liability	(397)
Derivative financial liability in respect of warrants at 31 December, 2007	2,108
Fair value gain on derivative financial liability	(1,575)
Derivative financial liability in respect of warrants at 31 December, 2008	533

The following assumptions were used to estimate the fair values of the warrants granted:

	31 December, 2008	31 December, 2007	5 December, 2007
Share price	$0.71%	$3.60	$2.60
Risk free interest rate (percentage)	1.551%	3.441%	3.325%
Volatility (percentage)	113%	114%	114%
Contractual life	5 years	5 years	5 years
Remaining contractual life	3.93 years	4.93 years	5 years
Dividend yield	―	―	―

The approach used to value the warrants uses a share price modelling technique with Monte Carlo simulation.  Expected future risk neutral share price distributions were developed using the Monte Carlo technique.  These were used to calculate the expected payoffs to the warrant holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a five year measurement period from the date of grant, 5 December, 2007 and period ends, 31 December, 2008 and 31 December, 2007.  The risk free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

30.           Share-based payments

(a)           Share based payments/stock option plan

The Amarin Corporation plc 2002 Stock Option Plan came into effect on 1 January, 2002. The term of the plan is ten years, and no award shall be granted under the plan after 1 January, 2012.  On 18 January, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.  Unless otherwise specified, all shares and share related information in this note have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

The plan is administered by the remuneration committee of our board of directors.  A maximum of 800,000 Ordinary Shares may be issued under the plan.  This limit was increased to 898,643 Ordinary Shares by the Remuneration Committee of the Group on 6 December, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues.  This limit was further increased to 1,200,000 Ordinary Shares at an Extraordinary General Meeting held on 25 January, 2007.  This limit was further increased to 1,800,000 Ordinary Shares at an Annual General Meeting held on 19 July, 2007.  This limit was further increased to 4,000,000 Ordinary Shares at an Annual General Meeting held on 31 July, 2008. Directors, employees, officers, consultants and independent contractors are eligible persons under the plan.

Effective 1 January, 2006, IFRS 2 was adopted and the comparative amounts were restated where applicable.  The operating loss includes a non cash charge of $4.6 million for the year ended 31 December, 2008 in respect of share-based compensation.  The charge for the year is split $3.2 million and $1.4 million between selling, general and administration and research and development respectively.  The corresponding figure for the year ended 31 December, 2007 is $5.0 million (split $3.7 million and $1.3 million between selling, general and administration and research and development respectively). The adoption of IFRS 2 has no impact on the net assets of the Group.

Following the significant decline in the Company’s stock price as a result of the disappointing outcome of the two Phase 3 studies of AMR101 conducted by the Company in Huntington’s disease, the Remuneration Committee (“Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company’s 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company’s shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from 8 December, 2006 to 11 April, 2007 should be amended so that it would be equal to the sale price of the Company’s American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the 2007 Annual General Meeting (“2007 AGM”).  The Committee was conscious that shareholders might potentially be sensitive to the making of such amendments to the Award Agreements and considered it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the 2007 AGM held on 19 July, 2007, a resolution to the above effect was approved by the shareholders.  On 2 August, 2007, the Committee approved the amendment of the exercise price of 552,666 stock options held by employees to $4.40 from original exercise prices ranging between $18.00 and $30.00 per share.  The incremental fair value was the fair value of the options at the date of the amendment of the exercise price, based on the new exercise price less the fair value of the options at the date of the amendment of the exercise price, based on the original exercise price.  This incremental fair value was then expensed over the remaining vesting period of the options, in addition to the expense originally recognised. As a result of the amendment, under IFRS 2, the company has recognised incremental compensation expense related to the increase in fair value due to the modification of $143,000 in the twelve months to 31 December, 2007.  The total incremental compensation expense at the date of modification was $368,000.

In December 2007, we entered in to a Collaboration Agreement with ProSeed Capital Holdings CVA (“Proseed”).  Pursuant to this agreement we agreed to pay Proseed 97,500 ordinary shares in consideration for advisory services performed by Proseed in respect of the acquisition of Ester (see note 4).  The fair value of these shares is $350,000 which corresponds to 97,500 ordinary shares at $3.60 per share determined with reference to the price of our ADSs on the Nasdaq Capital Market on 4 December, 2007, the date prior to the closing of the Ester acquisition.

A summary of activity under the 2002 Stock Option Plan for the years ended 31 December, 2008 and 31 December, 2007 and is as follows:
	2008 Number of Options	2008 Weighted average exercise price	2007 Number of Options	2007 Weighted average exercise price
	Number	$	Number	$
Outstanding at 1 January	1,080,481	16.90	896,492	19.94
Granted	1,807,000	2.64	273,500	4.47
Exercised	-	-	(666)	12.50
Expired	(122,295)	45.46	-	-
Forfeited	(22,334)	3.11	(88,845)	9.30
Outstanding at 31 December	2,742,852	6.35	1,080,481	16.90
Exercisable at 31 December	719,263	15.35	511,293	27.53

During the 12 months ended 31 December, 2008 and 31 December, 2007 all options were granted at the market price.  Options outstanding and exercisable at the 12 months ended 31 December, 2008 and 31 December, 2007 had the following attributes:

	2008 Number of Options	2008 Weighted average exercise price	2007 Number of Options	2007 Weighted average exercise price
	Number	$	Number	$
Outstanding at 31 December
Options granted at market price	2,708,436	5.54	975,936	1.32
Options granted at a discount to the market price	14,650	71.04	69,779	80.14
Options granted at a premium to market price	19,766	68.78	34,766	52.48
Exercisable at 31 December
Options granted at market price	684,847	12.62	406,748	16.38
Options granted at a discount to the market price	14,650	71.04	69,779	80.14
Options granted at a premium to market price	19,766	68.78	34,766	52.48

The weighted average fair value of the stock options granted during the year ended 31 December, 2008 was $2.04 (31 December, 2007: $13.70).

For the 12 months ended 31 December, 2008, no monies were received from the exercise of options.
During the 12 months ended 31 December, 2008, 144,629 options were forfeited.

For the 12 months ended 31 December, 2007, we received $8,000 from the exercise of share options.
During the 12 months ended 31 December, 2007, 88,845 options were forfeited.

On 19 December, 2007, Richard Stewart, Amarin’s Chief Executive Officer resigned.  Mr. Stewart’s vested options became exercisable for a period of 12 months following 19 December, 2007 in accordance with the terms of the 2002 Stock Option Plan and upon the expiration of such 12 month period; Mr. Stewart’s vested options shall cease to be exercisable and shall be forfeited. Mr. Stewart’s options which had not vested as at 19 December, 2007 have forfeited and accordingly are no longer exercisable.

The following assumptions were used to estimate the fair values of options granted:

	Year ended 31 December 2008	Year ended 31 December 2007
Risk free interest rate (percentage)	2.82	4.58
Volatility (percentage)	110%	100%
Expected forfeiture rate (percentage)	5%	5%
Dividend yield	—	—
Expected option life	4	4
Forced exercise rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

Employee Stock Options generally vest over a three-year service period.  Employee Stock Options are equity settled.  Compensation expense recognised for all option grants is net of estimated forfeitures and is recognised over the awards’ respective requisite service periods.  The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a four year measurement period from the period end, 31 December, 2008.  We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding.  The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  We recognise compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.
In 2008, the Group accelerated the vesting of 71,333 options.  In 2007, the Group did not accelerate the vesting of any options. The Group recorded an expense of $376,000 in 2008, for options with accelerated vesting terms. The unvested component of these options has been expensed in the period in which the employees were terminated.
Exercise price ($)	Date of expiry	Number outstanding at 31 December 2008	Number exercisable at 31 December 2008	Number outstanding at 31 December 2007	Number exercisable at 31 December 2007

1.43	01-Sep-18	100,000	-	-	-
1.43	01-Sep-18	15,000	15,000	-	-
1.58	07-Aug-18	5,000	-	-	-
2.60	20-May-18	200,000	-	-	-
2.60	20-May-18	1,080,000	-	-	-
3.19	13-Feb-18	387,000	-	-	-
4.40	02-Aug-17	30,000	10,000	30,000	-
4.40	02-Aug-17	15,000	5,000	15,000	-
4.40	11-Apr-17	35,000	11,666	35,000	-
4.40	09-Apr-17	65,000	21,667	65,000	-
4.40	02-Apr-17	60,000	60,000	60,000	-
4.40	15-Mar-17	7,500	2,500	7,500	-
4.40	19-May-09	7,500	7,500	7,500	-
4.40	23-Feb-17	17,500	5,833	17,500	-
4.40	21-Feb-17	2,000	667	2,000	-
4.40	19-Feb-17	2,000	667	2,000	-
4.40	12-Feb-17	2,000	667	2,000	-

4.40	08-Jan-17	2,000	667	2,000	-
4.40	13-Jun-09	833	833	833	277
4.40	31-Mar-10	25,000	25,000	25,000	8,333
4.40	19-May-09	8,000	8,000	8,000	2,667
4.40	08-Dec-16	236,666	157,777	238,333	79,445
4.40	19-Dec-08	-	-	26,666	26,666
4.60	28-Aug-17	15,000	5,000	15,000	-
5.20	11-Sep-17	3,000	1,000	3,000	-
5.40	12-Sep-17	5,000	1,666	5,000	-
6.00	03-Jun-17	5,000	1,666	5,000	-
8.40	31-May-09	4,000	4,000	4,000	4,000
8.40	19-May-09	2,500	2,500	2,500	2,500
8.40	20-Jul-14	10,500	10,500	10,500	10,500
8.50	06-Jul-14	37,500	37,500	37,500	37,500
10.90	28-Jun-15	20,000	20,000	20,000	20,000
10.90	28-Jun-15	10,000	10,000	10,000	6,666
10.90	31-May-09	6,000	6,000	6,000	4,000
11.60	02-Dec-15	32,500	32,500	32,500	21,666
11.80	12-Dec-15	1,000	1,000	1,000	666
12.50	07-Oct-14	4,000	4,000	4,000	4,000
12.50	31-Mar-09	18,911	18,911	18,911	18,911
12.50	31-Jan-07	-	-	-	-
13.00	10-Jun-15	20,000	15,000	20,000	10,000
13.00	19-Dec-08	-	-	15,000	15,000
13.50	11-Jan-16	4,000	2,667	4,000	1,333
13.50	19-May-09	8,000	8,000	8,000	2,667
13.70	13-Jul-15	2,000	2,000	2,000	1,333
13.80	28-Oct-10	1,000	1,000	1,000	1,000
14.20	09-Sep-15	1,000	1,000	1,000	666
14.40	01-Sep-15	2,000	2,000	2,000	1,333
14.90	20-Sep-15	2,000	2,000	2,000	1,333
15.00	27-Sep-15	10,000	10,000	10,000	6,666
15.30	31-Mar-10	5,000	5,000	5,000	1,666
15.30	12-Jan-16	38,100	25,400	38,100	12,700
19.50	16-Jan-16	20,000	13,333	20,000	6,666
19.50	19-Dec-08	-	-	10,000	10,000
22.30	24-Oct-16	1,000	667	1,000	333
23.80	05-Jun-16	2,000	1,333	2,000	666
23.80	21-Nov-13	7,000	7,000	7,000	7,000
24.00	09-Jul-16	1,000	667	1,000	333
24.00	31-May-09	2,000	2,000	2,000	2,000
24.30	28-Mar-15	1,000	1,000	1,000	666
24.50	27-Jul-16	1,000	667	1,000	333
26.50	13-Jun-09	333	333	1,000	333
27.20	27-Jan-16	8,000	5,333	8,000	2,666
28.20	31-May-09	4,000	4,000	4,000	4,000
28.60	31-May-09	3,000	3,000	3,000	3,000
29.50	04-May-16	4,000	2,667	4,000	1,333
30.00	30-Nov-08	-	-	5,129	5,129
30.00	06-Apr-10	1,000	1,000	1,000	1,000
30.40	28-Feb-15	55,000	55,000	55,000	43,333
31.00	05-Nov-12	3,000	3,000	3,000	3,000
31.00	19-May-09	1,500	1,500	1,500	1,500
31.00	31-Mar-09	2,666	2,666	2,666	2,666
31.00	19-Dec-08	-	-	15,000	15,000
31.70	23-Feb-13	4,000	4,000	4,000	4,000

31.70	31-Mar-09	6,593	6,593	6,593	6,593
32.60	19-Mar-16	2,000	1,333	2,000	666
33.30	16-Aug-12	1,500	1,500	1,500	1,500
33.70	22-Jul-13	1,000	1,000	1,000	1,000
34.60	03-Feb-16	10,000	6,667	10,000	3,333
34.60	18-Jul-12	6,000	6,000	6,000	6,000
50.00	23-Nov-08	-	-	25,000	25,000
50.00	23-Nov-08	-	-	10,000	10,000
61.25	18-Feb-11	1,000	1,000	1,000	1,000
72.20	30-Nov-08	-	-	500	500
86.50	03-Jun-11	4,500	4,500	4,500	4,500
88.10	15-May-12	500	500	500	500
100.00	01-Jul-11	1,500	1,500	1,500	1,500
128.80	26-Jul-11	600	600	600	600
132.60	31-Mar-09	8,000	8,000	8,000	8,000
176.50	19-May-09	1,500	1,500	1,500	1,500
176.50	22-Jan-12	2,150	2,150	2,150	2,150
176.50	19-Dec-08	-	-	15,000	15,000
197.00	10-Feb-12	2,000	2,000	2,000	2,000
213.00	30-Sep-11	1,500	1,500	1,500	1,500

		2,742,852	719,263	1,080,481	511,293

(b)           Other share based payments

In December 2007, we purchased the outstanding share capital of Ester Neurosciences Limited (see notes 4 and 35).  At the time of acquisition, the preliminary purchase price consisted of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million, based on the achievement of Milestone Ia.  The achievement of Milestone Ia was considered to be probable and therefore has been recognised as a cost of investment.  In accordance with IFRS 2, ‘Share-based payments’, Milestone Ia is an equity-settled share based payment transaction and has been valued at fair value of the equity instrument at the date of acquisition.  The resulting valuation of $4.8 million has been recognised in share based payment reserve and the corresponding intangible asset.  Milestone Ib is also an equity-settled share based payment transaction under IFRS 2, however, as it was not deemed probable that the conditions for achieving Milestone Ib (as described in note 4) would be met, no amount has been recognised in share based payment reserve or the corresponding intangible asset.

The following assumptions were used to estimate the fair value of Milestone Ia:

5 December, 2007
Share price	$3.60
Risk free interest rate (percentage)	5%
Volatility (percentage)	80%
Contractual life	0.33 years
Dividend yield	—

The approach used to value Milestone Ia uses a share price modelling technique with Monte Carlo simulation.  Expected future risk neutral share price distributions were developed using the Monte Carlo technique.  These were used to calculate the expected payoffs to the beneficiaries of Milestone Ia, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a four month measurement period from the date of grant, 5 December, 2007.  The risk free rate for periods within the contractual life of Milestone Ia is based on the U.S. Treasury yield curve in effect at the time of grant.

In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendment, which reflects Amarin’s intention to seek a partner for EN101,

provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations now payable by Amarin only out of income received from potential partners. As part of the amendment and waiver agreement Amarin, in August 2009 issued 1,315,789 shares to the former Ester shareholders. This amendment will not have any financial affect on shareholders equity.

In December 2007, we entered in to a Collaboration Agreement with ProSeed Capital Holdings CVA (“Proseed”).  Pursuant to this agreement we agreed to pay Proseed 97,500 ordinary shares in consideration for advisory services performed by Proseed in respect of the acquisition of Ester (see note 4).  The fair value of these shares is $350,000 which corresponds to 97,500 ordinary shares at $3.60 per share determined with reference to the price of our ADSs on the Nasdaq Capital Market on 4 December, 2007, the date prior to the closing of the Ester acquisition.

31.           Capital commitments

Capital expenditure in respect of purchase obligations that has been contracted for but has not been provided for in the financial statements amounted to $864,000 at 31 December, 2008 (31 December, 2007: $674,000).  Purchase obligations relate to manufacturing contracts with a third party for the production of our products.

32.           Financial commitments

The Group and Company had future minimum payments under non-cancellable operating leases as follows:

	2008 Land and Buildings		2007 Land and Buildings
	Group	Company	Group	Company
	$’000	$’000	$’000	$’000
Not later than one year	929	322	1,278	715
Later than one year and not later than five years	1,412	159	2,755	1,714
Later than five years	126	—	496	496
	2,467	481	4,529	2,925

The Group and Company’s minimum sublease payments receivable under non-cancellable operating subleases are as follows:

	2008 Land and Buildings		2007 Land and Buildings
	Group	Company	Group	Company
	$’000	$’000	$’000	$’000
Not later than one year	192	—	265	265
Later than one year and not later than five years	215	—	562	562
Later than five years	—	—	—	—
	407	—	827	827

On 27 April, 2001 the Group acquired a nine year lease for premises in London, U.K. In prior years the rental was £105,500 per annum (approximately $153,000).  In November 2005, the rental on these premises was subject to review and was increased to £112,000 per annum (approximately $162,000).  There was no increase during the financial year ended 31 December, 2008.

On 4 July, 2006 Amarin Neuroscience Limited entered into an operating lease relating to land and buildings which expired on 3 July, 2009.  The annual amount payable is £130,500 (approximately $189,000).

On 22 January, 2007 Amarin Pharmaceuticals Ireland Limited entered into a twenty year operating lease relating to land and buildings which can be cancelled after 5 years.  The annual rent payable is €166,000 (approximately $234,000).

On 1 November, 2008 Amarin Pharma Inc entered into a three year operating lease relating to land and buildings which expires on October 31, 2011.  The annual rent payable is $65,000.

Under the purchase agreement for Laxdale, upon the attainment of specified development milestones, we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 8-9% on future revenues of AMR101 booked by Amarin. This consists of 7% payable to Scarista Limited; 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi; and 1% payable to Dr. Mehar Manku (1% royalty to Dr. Manku is payable only on net sales up to £100 million; royalty reduces to 0.5% for net sales between £100 million and £500 million; and royalty reduces to 0.25% for sales in excess of £500 million).  The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum). In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of 20 October, 2009 was approximately $1.6402 per GBP£.

In May 2006, we signed an agreement with Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine.  Under the assignment agreement a total of £742,000 ($1,074,000) is payable on the achievement of certain milestones.

In March 2007, we acquired a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients.  This formulation utilises the patent protected NanoCrystal® Technology from Élan Corporation, plc (“Élan”) a related party – see note 36).  At year end the terms of the original agreement required, the Company to pay Élan success based development, filing and approval milestones totalling $5.2 million plus royalties on net sales. As disclosed in Note 35, on July 22, 2009, Amarin executed an agreement for the disposal of its global license for nasal lorazepam.

In June 2009, Amarin amended the Ester Neurosciences Limited (‘Ester’) acquisition agreement entered into in December 2007 with Medica, the former shareholders of Ester. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners (see below for further details). In accordance with the terms of the share purchase agreement for Ester Neurosciences Limited on 5 December, 2007 further consideration may become payable if the following milestones are achieved:

• $6 million payable, at Amarin’s option, in cash or shares upon successful completion of Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S. (Milestone Ib)

• $6 million payable, in cash, upon successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S. (Milestone II)

From the date of achieving Milestone Ia, a time limit date is triggered for Milestone II being the date which falls two years following the achievement of Milestone Ib (“Time Limit Date”).  If on the Time Limit Date, Milestone II has not yet been achieved (other than by reason of failure to meet primary endpoints in any Phase III Clinical Study or a delay in completing the U.S. Phase III Clinical Study caused by certain

Monarsen-related factors), Amarin will pay the Sellers $3 million in cash with the remaining $3 million being payable whenever Milestone II is achieved.  In addition, if the Milestone Ib Price is greater than or equal to $10, no Time Limit Date will apply.  As disclosed in Note 35, in June 2009, Amarin amended the December 2007 share purchase agreement of Ester Neurosciences Limited.  See note 35 for further details.
The Company sublet properties under operating lease agreements which terminate in 2011.  There are no contingent based rents included in the income statement.

33.           Contingent liabilities

The Group is not presently subject to any litigation where the potential risk of significant liability arising from such litigation is considered to be more than remote.

See note 32 for further information.

34.           Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees.  The assets of the schemes are held separately from those of the Group in independently administered funds.  The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $548,000 for the year ended 31 December, 2008 (year to 31 December, 2007 $304,000). At the year end there was a liability of $nil (31 December, 2007: $nil).

35.           Post balance sheet events

October 2009 Financing

On 13 October, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

May and August 2009 Bridge Financing

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to 30 September, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.

The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on 30 September, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to 16 October, 2009.

On 16 October, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On 16 October, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On 31 July, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

May 2008 Financing

In May 2008 we announced a private placement of Ordinary Shares for up to $60.0 million under two separate tranches.  The first tranche of $30.0 million from institutional investors and certain current and former directors was received by the Company in May 2008.   In conjunction with the closing of the private placement described above, the Company has entered into an agreement with the investors under the previously disclosed  Securities Purchase Agreement dated 13 May, 2008, pursuant to which the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement were cancelled and the eight preference shares granted to certain of the 2008 investors were converted to eight ordinary shares in Amarin coincident with the consummation of the financing.

Ester

In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007 with Medica, the former shareholders of Ester. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners. If Amarin fail to secure a partnering arrangement within a period of 21 months from the date of the amended agreement, (period can be extended to 27/30 months) Amarin can either reassume its research and development diligence obligations contained in the original agreement (this option expires at the 27 month extension) or at the request of Medica transfer its rights in the share capital of Ester, owner of the EN101 Intellectual property referred to in note 16 back to Medica in full. The agreement also extinguishes in full the Company’s obligation to settle the milestone Ia consideration. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders.

Supply agreement

In February 2009, Amarin executed an exclusive agreement for the supply of ethyl-EPA, the active pharmaceutical ingredient in AMR101with Nisshin Pharma, Inc. This agreement included an upfront payment of $0.5 million paid during the first quarter of 2009 and further minimum purchase obligations totalling $7.8 million over the period from 2009 to 2012.

Directors and officers

On 16 October, 2009, as a result of the financing described above, certain investors were entitled to join Amarin’s board of directors. On 16 October, 2009 Drs. Manus Rogan and Joseph Anderson were appointed to the board.  On the same date Mr. Anthony Russell-Roberts and Drs. John Climax and William Mason resigned from their positions as non-executive directors of Amarin Corporation plc.

Mr. Thomas Lynch, Chairman and Chief Executive Officer of Amarin, will step down as Chief Executive Officer.  Dr. Declan Doogan, Amarin’s Head of Research and Development, will assume the role of Interim Chief Executive Officer. Mr. Alan Cooke, President, Chief Operating Officer ad Chief Financial Officer will step down from his position.

On 1 June, 2009, Dr. Eric Aguiar resigned from his position as a non-executive director of Amarin

Corporation plc.  Dr. Aguiar is currently a partner at Thomas McNerney & Partners LP, an investor in Amarin’s May 2008 financing.

On 15 May, 2009, Dr. Srinivas Akkaraju resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Akkaraju recently joined New Leaf Venture Partners.  Dr. Akkaraju was previously at Panorama Capital, an investor in Amarin’s May 2008 financing.

Lorazepam

On 22 July, 2009, Amarin announced that it had executed an agreement for the disposal of its rights in a novel, nasal lorazepam formulation for emergency seizures to Élan Drug Technologies for an upfront payment of $0.7 million. Amarin had previously announced in 2008 that following the repositioning of the Group to focus on cardiovascular disease, all of our central nervous system programs, including nasal lorazepam, would be partnered or divested.

Medpace

On 19 October, 2009 we executed an agreement with Medpace, Inc., a leading Contract Research Organisation with expertise in conducting clinical trials in cardiovascular and metabolic disease, to engage their services in the execution of our phase III clinical trials with AMR101 in patients with very high triglyceride levels (the AMR101 MARINE Study) and mixed dyslipidemia. The phase III AMR101 MARINE Study will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels of ≥500 mg/dL.

The phase III mixed dyslipidemia trial will be a multi-centre, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels of ≥200 mg/dL and <500 mg/dL who are on statin therapy. This trial is aimed at potentially broadening the label for AMR101 to position it as “best-in-class” in the prescription Omega-3 market in the U.S as well as to show its potential as an effective combination therapy with established statin therapies.

36.           Related party transactions

We have a related party relationship with our subsidiaries (see note 18), directors and executive officers and certain parties outlined below.  All transactions with subsidiaries eliminate on consolidation and are not disclosed.

All of the below transactions were approved in accordance with our policy for related party transactions.  Our policy in 2008 and 2007 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of a majority of the board of directors who do not have a material interest in the transaction. In May 2008, our policy regarding the approval of related party transactions was amended to require the audit committee to review and recommend to the board of directors for approval all related party transactions to the extent required by applicable laws or stock exchange rules.

All of the related party transactions below are in respect of the Group and the Company with the exception of (A) Élan and (D) Apomorphine which are in respect of the Group only.

A.           Elan

In February 2007, our audit committee reviewed and approved, Amarin Pharmaceuticals Ireland Limited (“APIL”), a subsidiary of the Group, entering into development and license agreement with Élan Pharma International Limited, a subsidiary of Élan Corporation, plc (“Élan”), ultimately signed on 6 March, 2007, whereby APIL licensed from Élan rights to develop and market a novel, NanoCrystal® nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients.  Mr. Shane Cooke, chief financial officer of Élan is a connected person to Mr. Alan Cooke, our president and chief operating officer, and under Nasdaq rules this transaction was deemed to be a related party transaction.  Under the terms of the agreement, we may pay Élan success based development, filing and approval milestones totalling $5.2 million plus royalties on net sales.  We paid $192,000 to Élan during the year ended 31 December, 2008.

B.           Financings

Registered direct offering

June 2007

Several of the Company’s directors and officers subscribed for approximately 1.0 million ordinary shares and warrants to subscribe for approximately 0.1 million ordinary shares in June 2007 in a registered direct financing.

Private Placement

May 2008

Several of the Company’s current and former directors subscribed for approximately 0.9 million Ordinary Shares in May 2008 in a private placement.

Sofinnova Venture Partners VII, L.P. subscribed for approximately 3.6 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. James I. Healy, a director of the Company, is a Managing General Partner of Sofinnova Management VII, LLC, the management company of Sofinnova Venture Partners VII, L.P.

Orbimed Advisors LLC subscribed for approximately 3.3 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Carl L. Gordon, a director of the Company, is a General Partner of Orbimed.

Thomas, McNerney & Partners LP subscribed for approximately 2.2 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Eric Aguiar, a former director of the Company, is a Partner of Thomas, McNerney & Partners.  Dr. Aguiar resigned as a non-executive director of Amarin on 1 June, 2009.

Panorama Capital LP subscribed for approximately 1.8 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Srinivas Akkaraju, a former director of the Company, was formerly Managing Director of Panorama Capital. Dr. Akkaraju resigned as a non-executive director of Amarin on 15 May, 2009.
Public offerings

Several of the Company’s current and former directors and officers subscribed for approximately 4.4 million ordinary shares and warrants to subscribe for approximately 2.2 million ordinary shares in a public offering in December 2007.

In a second offering in December 2007, Dr. Michael Walsh, a former director of the Company, purchased $0.25 million in aggregate principal amount of three-year convertible Debentures and IIU Limited, a company in which Dr. Walsh is a director, purchased $2.5 million in aggregate principal amount of three-year convertible Debentures.  These Debentures were redeemed in full by the Group in May 2008. The Debentures bore interest at a rate of 8% per annum, payable quarterly in arrears. A total of $106,000 was paid in interest to the holders of the Debentures during the year ended 31 December, 2008. In addition, the Debenture holders received five-year warrants to purchase approximately 0.2 million and 2.1 million Ordinary Shares respectively at an exercise price of $4.80.  Per the warrant agreement, if at any time prior to 6 December, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price. On 14 May, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The private placement from investors of $30.0 million closed in May 2008.  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. The convertible Debentures were repaid from the financing outlined above. On 16 October, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

C.           Icon

At 31 December, 2008 Sunninghill Limited, a company controlled by Dr. John Climax, held 1.6 million shares and 0.2 million warrants in Amarin (which was approximately 5.1% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 5.3% of Icon plc.  During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organisation to manage and oversee its European Phase 3 study on AMR101 for HD (Trend 2) and to assist Amarin in conducting its U.S. Phase 3 on AMR101 (Trend 1).  At 31 December, 2008 Amarin had incurred costs of $7.4 million ($0.4 million for the 12 months ended 31 December, 2008) with respect of direct costs to Icon.  At the year end, $0.2 million is included in accounts payable for direct costs payable to Icon.  In addition the Group also reimbursed Icon for $2.7 million of pass-through costs which Icon settled on behalf of Amarin.

Our Chairman and Chief Executive Officer, Mr. Thomas Lynch has served as an outside director of Icon since January 1996.  He is also a member of Icon’s audit committee, compensation committee and nominations committee.  On 20 March, 2006 Dr. Climax subsequently became a non-executive director of Amarin.

In August 2008, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to medical writing and biostatistical work relating to our E.U. Phase 3 clinical trial. During 2008, we booked $0.2 million under these change orders.

On 10 October, 2008 we entered into a Consultancy Agreement with Icon whereby Icon will provide a consultant for project management support for our EN101 project. During 2008 we incurred costs of $0.1 million under this agreement.

In November 2006, our audit committee reviewed and approved APIL, a subsidiary of the Group entering into a Master Services Agreement with Icon Clinical Research (U.K.) Limited whereby Icon Clinical Research (U.K.) would provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.
In December 2006, our audit committee reviewed and approved Amarin Neuroscience Limited, entering into a supplemental agreement with Icon Clinical Research Limited whereby Icon Clinical Research Limited would conduct a one year E.U. open label follow-up study to the Phase 3 study in Huntington’s disease.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to amend the number and location of patient activity in the E.U. Phase 3 clinical trial.

D.           Apomorphine

In May 2006, our audit committee reviewed and approved an assignment agreement between APIL and Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine.  Dr. Clarke, who was our Vice President of Clinical Development, was the developer of this target product opportunity independently of the Group.  Under the assignment agreement APIL agreed to pay Dr. Clarke initial consideration of £42,000 ($84,000) and a further £742,000 ($1,074,000) in milestone payments on the achievement of certain milestones.  The assignment agreement also provided for APIL to pay Dr. Clarke royalties as a percentage of net sales if we were to sell or license the product.  The royalty percentages applicable are dependant on the level of net sales achieved.

E.           Transactions with Directors and Executive officers

The total compensation of our key management, defined as directors and executive officers was as follows:

	2008 US’000	2007 US’000
Short-term employee benefits	3,106	3,690
Post-employment benefits	—	75
Share-based compensation	2,011	2,300
Termination benefits	—	804
Total	5,117	6,869

There are no service contracts greater than one year in existence between any of the directors and executive officers of Amarin.

Mr. Thomas Lynch

In March 2007, Amarin’s Remuneration Committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy.  Under the Consultancy Agreement, the Company pays Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services.  An additional amount of £195,000 was also approved by the remuneration committee of which £75,000 was paid during the year ended 31 December, 2007 in respect of consultancy services, with the remainder being paid during the year ended 31 December, 2008. In January 2009, the annual consultancy fee was revised to €300,000 per annum and an additional performance related payment of $100,000 was paid.

Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch, Amarin Chairman and Chief Executive Officer, and family members.

On 16 October, 2009, Mr. Lynch was issued 500,000 warrants to purchase shares in Amarin.  The warrant exercise price is $1.50 and the exercise period is five years from the issuance date.

Mr. Alan Cooke

On 16 October, 2009, Mr. Cooke entered a compromise agreement with the Company.  Pursuant to the compromise agreement, Mr Cooke will receive a termination payment of €375,000.  Mr Cooke’s 289,167 unvested options to purchase shares in the Company will vest and become exercisable for a period of twelve months.  Mr Cooke’s 255,833 vested options to purchase shares in the Company will remain exercisable for a period of twelve months.

During October 2009, Mr. Cooke was issued 247,050 warrants to purchase shares in Amarin.  The warrant exercise price is $1.50 and the exercise period is five years from the issuance date.

Dr. Declan Doogan

The Company has agreed to issue to Dr. Doogan, on 1 January, 2010, employee options to purchase 1,170,000 shares in Amarin.   The exercise price will be determined by reference to the closing price for Amarin ADSs on Nasdaq on 31 December, 2009.  The options will vest in four equal annual instalments commencing 1 January, 2010.

Arrangements with Former Director Mr. Richard Stewart

On 19 December, 2007, Mr. Stewart resigned as Chief Executive Officer and Executive Director of Amarin.  Pursuant to the terms of a compromise agreement between Amarin and Mr. Stewart, Amarin agreed to pay Mr. Stewart £402,500 ($804,000) in respect of a termination payment and bonus, £10,673 ($21,000) in respect of 10 days accrued but untaken holiday entitlement, other expenses of £4,000 ($8,000) and £37,338 ($75,000) in respect of accrued pension entitlement up to the date of termination, 19 December, 2007.

As at 19 December, 2007 Mr. Stewart had 1,166,666 vested share options under our 2002 Stock Option Plan.  Pursuant to the terms of the compromise agreement, Mr. Stewart’s vested share options were exercisable for a period of 12 months following 19 December, 2007 in accordance with the terms of our 2002 Stock Option Plan. Mr. Stewart’s vested share options ceased to be exercisable and expired upon the expiration of such 12 month period, 19 December, 2008.

As at 19 December, 2007 Mr. Stewart had 883,334 unvested share options under our 2002 Stock Option Plan.  Pursuant to the terms of the compromise agreement, it was provided that Mr. Stewart’s share options which were not vested as at 19 December, 2007 would not vest and would not become exercisable after 19 December, 2007 and accordingly, would expire on 19 December, 2007.

The compromise agreement was reviewed and approved by the members of our Remuneration Committee.

F.           Decisionability LLP

In August 2008, we entered into a consultancy agreement with Decisionability LLP. Dr. Declan Doogan, Amarin’s Head of Research & Development, is a partner in this company. During the second half of 2008 we paid Decisionability £112k. This contract was terminated in October 2008 and no further work has been undertaken.

Other than the transactions listed above, there are no other related party transactions with our Directors and Executive Officers or Former Directors.

37.           Restatement

The financial statements have been restated for 2007 to correctly account for contingent consideration relating to the acquisition of Ester Neurosciences Limited and to correctly account for warrants issued in connection with a registered direct offering in December 2007.  The following reconciliations provide a quantification of the original reported numbers to the restated numbers on the:

(i)       Consolidated balance sheet at 31 December, 2007
(ii)       Consolidated income statement for the year ended 31 December, 2007
(iii)       Parent company balance sheet at 31 December, 2007
(iv)       Explanatory notes

(i)Reconciliation of impact of restatement on the Consolidated Balance Sheet at 31 December, 2007

	Annual Report Filed on 19 May 2007 $’000	Note 1 $’000	Note 2 $’000	Note 2 $’000	Note 3 $’000	Note 4 $’000	Per restated Annual Report $’000
CONSOLIDATED BALANCE SHEET

Non-current assets
Property, plant and equipment	595	—	—	—	—	—	595
Intangible assets	19,916	—	—	—	—	—	19,916
Investment in subsidiaries	—	—	—	—	—	—	—
Available for sale investments	15	—	—	—	—	—	15

Total non-current assets	20,526	—	—	—	—	—	20,562

Current assets
Inventory	—	—	—	—	—	—	—
Current tax recoverable	1,704	—	—	—	—	—	1,704
Other current assets	1,721	—	—	—	—	—	1,721
Cash and cash equivalents	18,303	—	—	—	—	—	18,303

Total current assets	21,728	—	—	—	—	—	21,728

Total assets	42,254		—	—	—	—	42,254

Non-current liabilities
Borrowings	2,051	—	—	—	—	—	2,051
Provisions	606	—	—	—	—	—	606
Derivative financial liability	—	—	—	—	2,505	(397)	2,108
Other liabilities	36	—	—	—	—	—	36

Total non-current liabilities	2,693	—	—	—	2,505	(397)	4,801

Current liabilities
Trade payables	3,462	—	—	—	—	—	3,462
Accrued expenses and other liabilities	6,733	—	—	—	—	—	6,733
Provisions	5,217	(4,756)	—	—	—	—	461

Total current liabilities	15,412	(4,756)	—	—	—	—	10,656

Total liabilities	18,105	(4,756)	—	—	2,505	(397)	15,457

Equity Capital and reserves attributable to equity holders of the Company
Share capital	12,942	—	—	—	—	—	12,942
Share premium	147,171	—	1,955	695	(2,650)	—	147,171
Share based payment reserve	10,175	4,756	—	—	—	—	14,931
Warrant reserve	13,328	—	(1,955)	(550)	—	—	10,823
Equity component of 8% convertible debt	145	—	—	(145)	145	—	145
Capital redemption reserve	27,633	—	—	—	—	—	27,633
Treasury shares	(217)	—	—	—	—	—	(217)
Foreign currency translation reserve	(1,836)	—	—	—	—	—	(1,836)
Retained earnings	(185,192)	—	—	—	—	397	(184,795)

Total shareholders’ equity	24,149	4,756	—	—	(2,505)	397	26,797

Total shareholders’ equity and liabilities	42,254	—	—	—	—	—	42,254

(ii)Reconciliation of impact of restatement on the Consolidated Income Statement at 31 December, 2007

	2007 Annual Report Filed with on 19 May, 2007 $’000	Note 4 $’000	Per restated Annual Report $000
CONSOLIDATED INCOME STATEMENT

Revenue	—	—	—

Gross Profit	—	—	—

Research and development expenses	(12,108)	—	(12,108)
Selling, general and administrative expenses	(19,841)	—	(19,841)
Impairment of intangible assets	(8,784)	—	(8,784)

Total operating expenses	(40,733)	—	(40,733)

Operating loss	(40,733)	—	(40,733)

Finance income	1,882	397	2,279
Finance expense	(183)	—	(183)

Loss before taxation	(39,034)	397	(38,637)

Tax credit	837	—	837

Los attributable to equity holders of the parent	(38,197)	397	(37,800)

Basic lass per ordinary share*	(3.90)	0.04	(3.86)
Diluted loss per ordinary share*	(3.90)	0.04	(3.86)

(iii)Reconciliation of impact of restatement on the Parent Company Balance Sheet at 31 December, 2007

	Annual Report Filed on 19 May, 2007 $’000	Note 1 $’000	Note 2 $’000	Note 2 $’000	Note 3 $’000	Note 4 $’000	Per restated Annual Report $’000
PARENT COMPANY BALANCE SHEET

Non-current assets
Property, plant and equipment	19	—	—	—	—	—	19
Intangible assets	19,916	—	—	—	—	—	19,916
Investments in subsidiaries	60,136	—	—	—	—	—	60,136
Available for sale investments	15	—	—	—	—	—	15

Total non-current assets	80,086	—	—	—	—	—	80,086

Current assets
Inventory	—	—	—	—	—	—	—
Current tax recoverable	—	—	—	—	—	—	—
Other current assets	1,059	—	—	—	—	—	1,059
Cash and cash equivalents	17,298	—	—	—	—	—	17,298

Total current assets	18,357	—	—	—	—	—	18,357

Total assets	98,443	—	—	—	—	—	98,443

Non-current liabilities
Borrowings	2,051	—	—	—	—	—	2,051
Provisions	606	—	—	—	—	—	606
Derivative financial Liability	—	—	—	—	2,505	(397)	2,108
Other liabilities	—	—	—	—	—	—	—

Total non-current liabilities	2,657	—	—	—	2,505	(397)	4,765

Current liabilities
Trade payables	841	—	—	—	—	—	841
Accrued expenses and other liabilities	3,430	—	—	—	—	—	3,430
Provisions	5,217	(4,756)					461

Total current liabilities	9,488	(4,756)	—	—	—	—	4,732

Total liabilities	12,145	(4,756)	—	—	2,505	(397)	9,497

Equity Capital and reserves attributable to equity holders of the Company
Share capital	12,942	—	—	—	—	—	12,942
Share premium	147,171	—	1,955	695	(2,650)	—	147,171
Share based payment reserve	10,175	4,756	—	—	—	—	14,931
Warrant reserve	13,328	—	(1,955)	(550)		—	10,823
Equity component of 8% convertible debt	145	—	—	(145)	145	—	145
Capital redemption reserve	27,633	—	—	—	—	—	27,633
Treasury shares	—	—	—	—	—	—	—
Foreign currency translation reserve	832	—	—	—	—	—	832
Retained earnings	(125,928)	—	—	—	—	397	(125,531)

Total shareholders’ equity	86,298	4,756	—	—	(2,505)	397	88,946

Total shareholders’ equity and liabilities	98,443	—	—	—	—	—	98,443

(vi)           Explanatory notes

Note 1

Part of the contingent consideration for the Ester acquisition can be settled in either equity or cash at the Company’s discretion.  The contingent consideration was originally accounted for under IAS 37 “Provisions, contingent liabilities and contingent assets”.  As part of the consideration could be settled in equity it should have been accounted for under IFRS 2 “Share based compensation”.  This correction gives rise to a reduction in provisions of $4,756,000 and an increase in share based payments reserve of $4,756,000.  This transaction occurred in December 2007 and consequently there is no impact on prior periods.  Please refer to note 4 and note 30 to the financial statements for the restatement of the disclosures related to this transaction.

Note 2

Warrants issued in connection with the December 2007 registered direct offering were originally recognised as equity.  The warrants contained a price adjustment clause which, under IAS 32 “Financial instruments:  presentation and disclosure” requires the warrants to be dealt with as a non-current derivative financial liability which is re-measured at each reporting date.  As the warrants were issued in December 2007 there is no impact on prior periods.  These amendments reverse original entries which accounted for warrants issued in connection with the December 2007 registered direct offering in equity.  Please refer to note 10 and note 29 to the financial statements for the restatement of the disclosures related to this transaction.

Note 3

This amendment results in the recognition of a non-current derivative financial liability of $2,505,000 and a reduction in shareholders equity of $2,505,000 in respect of the warrants referred to in note 2 above.

Note 4

This amendment of $397,000 to finance income in the income statement results from the movement in the fair value of the derivative financial liability referred to in note 4 above from the date of recognition, 5 December, 2007, to the year end date of 31 December, 2007.  This amendment results in a net loss per share for 2007 of $3.86, as compared to the previously reported $3.90 per share.

38.           Approval of financial statements

The Financial Statements were approved on 22 October, 2009.

Corporate Directory

MANAGEMENT TEAM (as at November 2009)

Thomas Lynch
Chairman

Declan Doogan, M.D.
Interim Chief Executive Officer

John Thero
Chief Financial Officer

Paresh Soni, M.D., PhD
Head of R&D and Chief Medical Officer

Tom Maher
General Counsel and Company Secretary

BOARD OF DIRECTORS (as at November 2009)

Thomas Lynch
Chairman

Dr. Joseph Anderson (Abingworth)
Non-Executive Director

Dr. James Healy (Sofinnova)
Non-Executive Director

Dr. Manus Rogan (Fountain Healthcare)
Non-Executive Director

Dr. Carl Gordon (Orbimed)
Non-Executive Director

Dr. Lars Ekman
Non-Executive Director

CARDIOVASCULAR ADVISORY GROUP

Dr. Harold Bays

Medical Director and President of Louisville Metabolic and
Atherosclerosis Research Center

Professor Philip Calder

Nutritional Immunology at the University of Southampton, UK

Dr. Michael Criqui

Professor and Chief, Division of Preventive Medicine, in the
Department of Family and Preventive Medicine at the University of
California, San Diego School of Medicine

Dr. Meredith Hawkins

Professor of Medicine and Director of the Global Diabetes Initiative at
the Albert Einstein College of Medicine in New York

Dr. Sotirios Tsimikas

Professor of Medicine and Director of Vascular Medicine at the
University of California San Diego

Dr. Anthony Wierzbicki

Consultant in Chemical Pathology/Metabolic Medicine at Guy’s and
St. Thomas’ Hospital NHS, UK

TRANSFER AGENTS

The U.S. Transfer Agent for Amarin’s ADS holders is:

Citibank Shareholder Services
P.O. Box 43077
Providence, RI 02940-5000
USA
Tel: +1-877-248-4237

The Registrar for Amarin’s ordinary shares is:

Equiniti,
PO Box 4630,
Aspect House,
Spencer Road,
Lancing, West Sussex,
BN99 6QQ, England
Telephone: +44 121 415 7047

OUTSIDE COUNSEL

Cahill Gordon & Reindel LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers

Forward Looking Statements: The information contained in this annual report contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events, including statements about planned commencement of Phase 3 clinical trials with AMR101, the market opportunity for AMR101, and the partnering strategy for AMR101 and our CNS product candidates. Our actual results could differ materially from those described or projected herein as a result of certain factors, including those risks, uncertainties and other matters which can be found in Amarin's 2008 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

www.amarincorp.com

Amarin Corporation plc
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Tel: +353 1 6699020
Fax: +353 1 6699028

Amarin Pharma Inc.
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Mystic, Connecticut 06355
Tel: +1 860 572-4979
Fax: +1 860 572-4940

General enquiries:
info@amarincorp.com

Investor Relations:
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